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As filed with the Securities and Exchange Commission on August 8, 2008

Registration No. 333-152699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTERVAL LEISURE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8600 (Primary Standard Industrial Classification Code Number)	26-2590997 (I.R.S. Employer Identification No.)
6262 Sunset Drive Miami, FL 33143 (305) 661-1861 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Victoria J. Kincke
General Counsel
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, Florida 33143
(305) 666-1861
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to:
Pamela S. Seymon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	68,780,505 shares	N/A	$507,549	$19.87

(1)
This registration statement relates to shares of common stock, par value $0.01 per share, of Interval Leisure Group, Inc. (the "Registrant"), which will be distributed pursuant to a spin-off transaction to the holders of common stock and Class B common stock of IAC/InterActiveCorp ("IAC"). The amount of the Registrant's common stock to be registered represents the sum of (i) 55,817,094 shares of common stock to be distributed to the holders of IAC common stock and IAC Class B common stock upon consummation of the spin-off, (ii) up to 7,863,411 shares of common stock to be issued in respect of certain restricted stock units or stock options, in each case, previously issued pursuant to IAC's equity incentive plans and that will be converted, in whole or in part, in connection with the spin-off into stock options and restricted stock units to be issued under the Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan (the "Stock and Annual Incentive Plan"), (iii) up to 5,000,000 shares of common stock issuable in respect of stock options, restricted stock units and other equity-based awards that may be granted from time to time following the spin-off pursuant to the Stock and Annual Incentive Plan and (iv) up to 100,000 shares of common stock issuable pursuant to the Interval Leisure Group, Inc. Deferred Compensation Plan for Non-Employee Directors. To the extent additional shares of common stock may be issued or become issuable as a result of a stock split, stock dividend, or similar transaction involving the common stock while this registration statement is in effect, this registration statement hereby is deemed to cover all such additional shares of common stock in accordance with Rule 416 under the Securities Act of 1933. In connection with the spin-off, one fifth of one share of the Registrant's common stock will be distributed for each share of IAC common stock or Class B common stock outstanding on the record date for the spin-off and each share of IAC common stock issued in connection with the exercise of IAC stock options and the settlement of IAC restricted stock units between the record date for the spin-off and the date of the spin-off. Because it is not possible to accurately state the number of shares of IAC common stock and Class B common stock that will be outstanding as of the spin-off date, this calculation is based on the number of shares of IAC common stock and IAC Class B common stock outstanding as of April 30, 2008, options to purchase shares of IAC common stock and IAC restricted units in respect of shares of IAC common stock as of December 31, 2007 that may settle prior to the date of the spin-off.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) and Rule 457(h)(1) under the Securities Act, based on the book value of the common stock as of March 31, 2008, the most recent practicable date.

(3)
Calculated by multiplying 0.00003930 by the proposed maximum aggregate offering price. Previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the spin-off of the Registrant from IAC/InterActiveCorp (as described in the Prospectus which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the spin-off will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 8, 2008

PROSPECTUS

INTERVAL LEISURE GROUP, INC.

68,780,505 Shares of Common Stock, Par Value $0.01 Per Share

        This prospectus is being furnished to you as a stockholder of IAC in connection with the spin-off by IAC/InterActiveCorp to its stockholders of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG" or the "Company"), Ticketmaster and Tree.com, Inc. ("Tree.com") (each, a "Spinco" and collectively, the "Spincos"), each a wholly-owned subsidiary of IAC that at the time of its spin-off will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        To implement the spin-offs, IAC, the Company and the other Spincos will effect a series of restructuring transactions following which IAC will distribute all of the outstanding shares of common stock of the Spincos to the holders of IAC common stock and/or Class B common stock. Each of you, as a holder of IAC common stock and/or Class B common stock, will receive one-fifth of a share of common stock of HSNi, one-fifth of a share of common stock of ILG, one-fifth of a share of common stock of Ticketmaster and one-thirtieth of a share of common stock of Tree.com for every share of IAC common stock and/or Class B common stock that you held at the close of business on August 11, 2008, the record date for the spin-offs. The spin-offs will be effective as of [    •    ], 2008, unless otherwise determined by IAC's board of directors.

        Immediately after the spin-off of ILG is completed, ILG will be a separate public company. All of the outstanding shares of the common stock of ILG are currently owned by IAC. Accordingly, there currently is no public trading market for the common stock of ILG. ILG has been approved to list its common stock under the ticker symbol "IILG" on the NASDAQ Stock Market.

        No vote of IAC stockholders is required in connection with the ILG spin-off. Neither IAC nor the Company is asking you for a proxy, and you are not requested to send us a proxy. IAC stockholders will not be required to pay any consideration for the shares of common stock of the Company they receive in the spin-off, and they will not be required to surrender or exchange shares of their IAC common stock and/or Class B common stock or take any other action in connection with the spin-off.

        In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 9 of this prospectus.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [    •    ], 2008.

i

        This prospectus describes the businesses of the Company as though they were its businesses for all historical periods described. However, the Company is a newly formed entity that has not conducted any operations prior to the spin-off and instead will have had such businesses transferred to it prior to the spin-off. References in this prospectus to the historical assets, liabilities, products, businesses or activities of the businesses of the Company are intended to refer to the historical assets, liabilities, products, businesses or activities of the relevant businesses as those businesses were conducted as part of IAC prior to the spin-off. Following the spin-off, the Company will be a separate, publicly traded company, and IAC will have no continuing stock ownership in the Company. The historical consolidated financial information of the Company as part of IAC contained in this prospectus is not necessarily indicative of its future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of the Company would have been had it been operated as a stand-alone company during the periods presented.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date and the Company does not undertake any obligation to update the information unless required to do so by law.

SUMMARY

        This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, its annexes and the documents filed as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

        Except as otherwise indicated or unless the context otherwise requires, (i) "Spinco" refers to any of HSNi, ILG, Ticketmaster and Tree.com and their respective subsidiaries, (ii) "Spincos" refers to all of the foregoing collectively, (iii) "IAC/InterActiveCorp" and "IAC" refer to IAC/InterActiveCorp and its consolidated subsidiaries other than, for all periods following the spin-offs, the Spincos, (iv) "HSNi" refers to HSN, Inc., (v) "ILG," the "Company," "we," "our" or "us" refers to Interval Leisure Group, Inc., (vi) "Tree.com" refers to Tree.com, Inc. and (vii) "Spin-Off," "spin-off" or "distribution" refers to the distribution by IAC of the common stock of the Company, the "spin-offs," the "distributions" or the "separation" refers collectively to the distribution by IAC of the common stock of the Company and the other Spincos, as more fully described in this prospectus.

Company Information

        ILG was incorporated in Delaware in May 2008. Its principal offices are located at 6262 Sunset Drive, Miami, FL 33143. Its main telephone number is 305-666-1861.

Business of ILG

        ILG is a leading provider of membership services to the vacation ownership industry, which is a segment of the broader hospitality industry. Vacation ownership is a term used to describe the shared ownership of vacation real estate and includes those businesses which develop, manage, operate and sell vacation interests (i.e. the ownership or use of accommodations at a given property or properties, together with associated amenities and facilities for a specified period of time). ILG's principal business segment, Interval, makes available vacation ownership membership services to individual members of its exchange networks, which allows such members to exchange the use and occupancy of their vacation interest for comparable, alternative accommodations at the same or another resort participating in an Interval exchange network and provides such members with certain value-added products and services depending on the program and country of residence. Interval also makes available related services to developers of the resorts participating in its exchange networks worldwide. As of December 31, 2007, more than 2,400 resorts located in more than 75 countries participated in Interval's primary exchange network, the Interval Network, and nearly two million owners of vacation interests were enrolled as members of the Interval Network. ILG's other business segment, RQH, was acquired in May 2007 and is a provider of vacation rental and property management services to vacationers and vacation property owners across Hawaii. As of December 31, 2007, RQH provided property management services to 26 resorts and hotels, as well as other more limited management services to an additional 23 properties.

Businesses of the Other Spincos

        HSNi.    HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and HSN.com. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products through the HSN television network and HSN.com. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

        Ticketmaster.    As the world's leading live entertainment ticketing and marketing company, Ticketmaster connects the world to live entertainment. Ticketmaster currently operates in 20 countries worldwide, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com and related proprietary Internet and mobile channels, independent sales outlets and call centers worldwide. Established in 1976, Ticketmaster serves clients across multiple live event categories, providing exclusive ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters.

        Tree.com.    Through its various subsidiaries, Tree.com currently operates a lending business (the "Lending Business") and a real estate business (the "Real Estate Business"). The Lending Business consists of online networks, principally LendingTree.com and GetSmart.com, as well as call centers, which match consumers with lenders and loan brokers. In addition, the Lending Business originates, processes, approves and funds various types of residential real estate loans under two brand names, LendingTree Loans® and HomeLoanCenter.com®, and offers residential mortgage loan settlement services under the name LendingTree Settlement Services. The Real Estate Business consists primarily of an internet-enabled national residential real estate brokerage that currently operates offices under the brand name "RealEstate.com, REALTORS." The Real Estate Business also consists of a brokerage that matches residential home buyers interested in newly constructed homes with builders and currently operates under the brand name "iNest®."

Overview of the Separation

        On July 1, 2008, 2008, the Board of Directors of IAC approved a plan to separate IAC into five separate, publicly traded companies via the distribution of all of the outstanding shares of common stock of the Spincos, each a wholly-owned subsidiary of IAC, with each Spinco having a single class of common stock. At the time of the spin-offs, the Spincos will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to the businesses of HSNi, ILG, Ticketmaster and Tree.com respectively refer to the businesses described above.

        Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.

        Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the separation of the Spincos and provide a framework for the relationships of the Spincos with IAC and each other. Immediately following the spin-offs, IAC stockholders will own 100% of the outstanding common stock of each of the Spincos.

QUESTIONS AND ANSWERS ABOUT ILG AND THE SPIN-OFFS

Why are the spin-offs structured as dividends?	IAC believes that a tax-free distribution of shares of the Spincos to IAC stockholders is a tax-efficient way to separate HSNi, ILG, Ticketmaster and Tree.com from the rest of IAC in a manner that will create long-term value for IAC stockholders.
How will the ILG spin-off occur?
IAC will distribute to its stockholders via dividend all of the outstanding shares of common stock of ILG owned by IAC, which will be 100% of the common stock of ILG outstanding immediately prior to the spin-offs.
How many shares of ILG will I receive?
Unless otherwise determined by the IAC Board of Directors prior to the distribution date, for every share of IAC common stock or Class B common stock held by you as of the record date, you will receive one-fifth of a share of common stock of ILG. IAC will not distribute any fractional shares of ILG common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The number of shares that IAC will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of ILG common stock.
Can IAC decide not to complete the ILG spin-off?
Yes. The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and related transactions at any time prior to the distribution date. This means that IAC has the right not to complete the spin-off of any or all of the Spincos if, at any time, the IAC Board of Directors determines, at its sole discretion, that the spin-off is not in the best interests of IAC or its stockholders. Alternatively, the IAC Board of Directors may determine to delay the spin-off of one or more of the Spincos, in which event the spin-offs may not occur simultaneously. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions. See "The Separation—Conditions to the Spin-offs."
What is the record date for the ILG spin-off?	The record date for determining stockholders entitled to receive the shares of ILG in the spin-off is the close of business on August 11, 2008.

What is the distribution date for the ILG Spin-off?	The distribution date for distributing the shares of common stock of ILG under the spin-off is [ ], 2008. However, the IAC Board of Directors may determine to delay the spin-off.
What other transactions affecting ILG are occurring with the spin-off?
IAC currently expects that in connection with the spin-off of ILG, an entity that will become a subsidiary of ILG prior to the spin-off will distribute to IAC approximately $87 million in cash and $300 million of debt securities issued by such subsidiary. To fund this distribution, the subsidiary has entered into certain financing arrangements described below. Additionally, the borrowing subsidiary may distribute some amount of cash on hand, but the amount of the distribution is not presently knowable and is unlikely to be material. The financing arrangements for ILG consist of a combination of secured credit facilities and privately-issued debt securities. It is expected that the debt securities of ILG's subsidiary will be exchanged immediately after the spin-off of ILG for certain outstanding notes issued by IAC. Our expected borrowing arrangements are described under "Transfers to IAC and Financing." We also expect the borrowing subsidiary to dividend to IAC prior to the spin-offs all net receivables owed to it by IAC and its affiliates.
In addition, IAC expects to effect a reverse stock split following the spin-offs, as described under "The Separation—Results of the Separation."
What are the U.S. federal income tax consequences of the spin-offs to IAC stockholders?
In addition to the opinion set forth in "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs", IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the Internal Revenue Service (the "IRS") and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. Assuming the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of a fractional share of Spinco common stock. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

What will the relationships among IAC and each of the Spincos be following the spin-offs?
Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the spin-offs and provide a framework for the relationships of each of the Spincos with IAC and the other Spincos. These agreements will govern our relationships with IAC and the other Spincos subsequent to the completion of the spin-off. See "Certain Relationships and Related Party Transactions—Relationships Among IAC and the Spincos."
Will I receive physical certificates representing shares of common stock of ILG following the separation?
No. Following the separation, neither IAC nor ILG will be issuing physical certificates representing shares of the common stock of ILG. Instead, IAC, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of ILG common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The Bank of New York will mail you a book-entry account statement that reflects your shares of ILG common stock, or your bank or brokerage firm will credit your account for the shares.
What if I want to sell my IAC common stock or my common stock in ILG?
You should consult with your financial advisors, such as your stockbroker or bank. Neither IAC nor ILG makes any recommendations on the purchase, retention or sale of shares of IAC common stock or the Spinco common stock to be distributed.

If you decide to sell any shares before the spin-offs, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IAC shares or Spinco shares you will receive in the spin-offs or both.
Where will I be able to trade shares of the common stock of ILG?
There is not currently a public market for the common stock of ILG. We have been approved to list our common stock on the NASDAQ Stock Market, or "NASDAQ," under the symbol "IILG." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis prior to the distribution date and will continue up to and including through the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a "when-issued" basis, you may purchase or sell your ILG common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of ILG common stock.

Will the number of IAC shares I own change as a result of the spin-offs?
No. The number of shares of IAC common stock you own will not change as a result of the spin-offs. However, in connection with the spin-offs, and as described under "The Separation—Results of the Separation," IAC expects to effect a reverse stock split following the spin-offs.
What will happen to the listing of IAC common stock?	Nothing. IAC common stock will continue to be traded on NASDAQ under the symbol "IACI."
Which businesses will be retained by IAC following the spin-offs?
Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite, and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.
Are there risks to owning ILG common stock?
Yes. Our business is subject to both general and specific risks relating to our business, leverage, relationship with IAC and being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this prospectus beginning on page 8. You are encouraged to read that section carefully.
Is there any additional financial information available for the Company?
Yes. IAC has filed with the SEC a Form 10-Q for the Quarter Ended June 30, 2008. The IAC 10-Q contains more detailed information about the Company's financial results for the three month and six month periods then ended. You can obtain this information by contacting IAC Investor Relations as indicated below. However, you should be aware that the financial information about the Company in the IAC filing has not been prepared on the same basis as the financial information included elsewhere in this Prospectus.

Where can IAC stockholders get more information?	Before the spin-offs, if you have any questions relating to the spin-offs, you should contact:
IAC Investor Relations 555 West 18th Street New York, NY 10011 Tel: (212) 314-7400 Fax: (212) 314-7379 ir@iac.com
Is Liberty Media Corporation challenging the spin-offs?
No. Liberty Media Corporation and IAC have agreed to a single-tiered voting structure for each of the Spincos and the Spinco governance provisions as set forth under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

RISK FACTORS

RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC

After our spin-off from IAC, we may be unable to make the changes necessary to operate effectively as a separate public entity.

        Following our spin-off from IAC, IAC will have no obligation to provide financial, operational or organizational assistance to us, other than limited services pursuant to a transition services agreement that we will enter into with IAC and the other Spincos in connection with the spin-offs. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NASDAQ's continued listing requirements, as well as generally applicable tax and accounting rules. We may be unable to implement successfully the changes necessary to operate as an independent public entity.

We expect to incur increased costs relating to operating as an independent company that could cause our cash flow and results of operations to decline.

        We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require new expenditures, place new demands on our management and will require the hiring of additional personnel. We may need to implement additional systems that require new expenditures in order to adequately function as a public company. Such expenditures could adversely affect our business, financial condition and results of operations.

        In addition, IAC's businesses, by virtue of being under the same corporate structure, currently share economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other Spincos will own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

If one or more spin-offs, together with certain related transactions, were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, IAC, the Spincos and IAC stockholders may be subject to significant tax liabilities.

        In addition to the opinion set forth in "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs", IAC expects to receive a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Section 355 and/or Section 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs. The IRS private letter ruling and the opinions will be based on, among other things, certain assumptions as well as the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel or IAC's external tax advisors. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinions may be invalid.

        Moreover, as noted above, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion of counsel, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If one or more spin-offs were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, then IAC generally would recognize gain in an amount equal to the excess of (i) the fair market value of the Spinco common stock distributed to the IAC stockholders in such taxable spin-off over (ii) IAC's tax basis in the common stock of such Spinco. In addition, each IAC stockholder who received Spinco common stock in such taxable spin-off generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Spinco common stock received (including any fractional share sold on behalf of the stockholder) in such spin-off, which would be taxable as a dividend to the extent of the stockholder's ratable share of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the IAC stockholder's tax basis in its IAC stock, with any remaining amount being taxed as capital gain. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

        Under the Tax Sharing Agreement that we will enter into with IAC and the other Spincos, each Spinco generally would be required to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or the other Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

Certain transactions in IAC or Spinco equity securities could cause one or more of the spin-offs to be taxable to IAC and may give rise to indemnification obligations of ILG under the Tax Sharing Agreement.

        Current U.S. federal income tax law creates a presumption that the spin-off of a Spinco would be taxable to IAC, but not to its stockholders, if such spin-off is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or such Spinco. Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several "safe harbors" for acquisitions that are not considered to be part of a plan.

        These rules will limit our ability and the ability of IAC during the two-year period following the spin-offs to enter into certain transactions that might be advantageous to them and their respective stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the Tax Sharing Agreement, there will be restrictions on our ability to take such actions for a period of 25 months from the day after the date of our spin-off from IAC.

        In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. See "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs" and "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition to actions of IAC and the Spincos, certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or such Spinco, respectively, could have a similar effect on the tax-free status of the spin-offs as transactions to which IAC or a Spinco is a party. As of April 30, 2008, Liberty Media Corporation and certain of its affiliates, in the aggregate, owned IAC stock representing approximately 61.6% by vote and 29.9% by value and, assuming no acquisitions or dispositions of IAC stock by Liberty Media Corporation or its affiliates between such date and the date of the spin-offs, are expected to own stock of each Spinco representing approximately 29.9% by vote and value. Accordingly, in evaluating our ability and the ability of IAC to engage in certain transactions involving our or IAC's equity securities, we and IAC will need to take into account the activities of Liberty Media Corporation and its affiliates.

        As a result of these rules, even if the ILG spin-off otherwise qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, transactions involving ILG or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of ILG as described above. Although the restrictive covenants and indemnification provisions contained in the Tax Sharing Agreement are intended to minimize the likelihood that such an event will occur, the ILG spin-off may become taxable to IAC as a result of transactions in IAC or ILG equity securities.

The market price and trading volume of ILG securities may be volatile and may face negative pressure.

        There is currently no trading market for any ILG securities. Investors may decide to dispose of some or all of the ILG securities that they receive in the ILG spin-off. ILG securities issued in the ILG spin-off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price. It is not possible to accurately predict how investors in ILG's securities will behave after the ILG spin-off. The market price for ILG's securities following the ILG spin-off may be more volatile than the market price of IAC securities before the spin-off. The market price of ILG's securities could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to our performance. These factors may result in short- or long-term negative pressure on the value of the ILG securities.

After our spin-off from IAC, our securities may not qualify for placement in investment indices. In addition, our securities may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of our securities and may impair our ability to raise capital through the sale of securities.

        Some of the holders of IAC securities are index funds tied to NASDAQ or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we will initially have a lower market capitalization than IAC has today. As a result, our securities may not qualify for those investment indices. In addition, the securities that are received in the ILG spin-off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the ILG spin-off, and the price of our securities may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities.

Financing—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with our spin-off from IAC, we (through an entity that will become a subsidiary of ILG prior to the spin-off) expect to incur indebtedness of approximately $450 million. We expect that we will distribute our subsidiary's debt securities to IAC, who will then exchange such notes for certain outstanding notes issued by IAC. In addition, we will distribute most or all of the proceeds of borrowing by our subsidiary under new credit facilities to IAC.

        These arrangements may limit our ability of to secure significant, additional financing in the future on favorable terms. Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse affect on our ability to secure financing on favorable terms, if at all.

        We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing services, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. Also, our ability to engage in significant equity issuances will be limited or restricted after our spin-off from IAC in order to preserve the tax-free nature of the distribution.

The spin-off agreements were not the result of arm's length negotiations.

        The agreements that we will enter into with IAC and the other Spincos in connection with the spin-offs, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC, in consultation with the Spincos, with the intention of maximizing the value to current IAC's shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties.

RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING ILG'S SPIN-OFF FROM IAC

Adverse Event and Trends—Adverse events and trends in the vacation ownership, vacation rental and travel industries could adversely affect our business, financial condition and results of operations.

        The success of ILG and our businesses depends, in substantial part, upon the health of the worldwide vacation ownership, vacation rental and travel industries. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Also, inclement weather and/or natural disasters, such as earthquakes, hurricanes, fires, floods and tsunamis may result in the inability of consumers to travel to and vacation in certain destinations and regions in which participating resorts operate and/or vacation rental properties are located. Similarly, significant damage to resorts and/or vacation rental properties could result in a decrease in the number of resort accommodations or vacation rentals available for use in our vacation ownership membership programs or as vacation rentals. Our businesses are also sensitive to travel health concerns, such as SARS, bird flu and other pandemics, as well as concerns related to terrorism, enhanced travel security measures and/or geopolitical conflicts.

        Accordingly, downturns or weaknesses in the travel industry or price increases for travel related services, including economic factors adversely impacting consumers' decisions to use and consume travel services, the overall financial instability of the airline industry and associated air carrier bankruptcies, decreased airlift to relevant markets, job actions and strikes, and increased costs of transportation based on increased fuel prices, could adversely affect our business, financial condition and results of operations, as could inclement weather, natural disasters, health concerns, terrorism, enhanced travel security measures and/or geopolitical conflicts. In addition, the tightening of credit available to both vacation property developers and purchasers could result in the development of fewer vacation ownership and vacation rental properties (and in the case of existing vacation ownership and vacation rental properties, fewer potential purchasers). This factor, plus the potential for increased default rates among current vacation interest owners, could result in a decrease in the number of Interval's exchange network members and could have a material adverse effect on the vacation ownership and vacation rental industries, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Competition—The industries in which our businesses operate are highly competitive and these businesses are subject to risks relating to competition that may adversely affect our performance.

        Our businesses will be adversely impacted if they cannot compete effectively in their respective industries, each of which is highly competitive. Our company's continued success depends upon our ability to compete effectively in markets that contain numerous competitors, some of which may have significantly greater financial, marketing and other resources than we have. In particular, in the case of our Interval business, its primary competitor, RCI is larger and, through the resources of its corporate affiliates, particularly, Wyndham Vacation Ownership, Inc., itself engaged in vacation ownership sales, may have greater access to a significant segment of new vacation ownership purchasers. New competition or existing competition that does not operate on a value-added, membership basis may cause Interval to reduce its fee structure or potentially modify its business model, which would adversely affect our business, financial condition and results of operations.

Third Party Relationships—We depend on relationships with developers, members and other vacation property owners and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        Our Interval business is dependent upon vacation ownership developers for new members and supply of resort accommodations for use in confirmed vacations, as well as upon members to renew their existing memberships and otherwise engage in transactions. Our RQH business is dependent upon vacation property owners and hotels for vacation properties to manage and rent to vacationers.

        Interval has established multi-year relationships with numerous developers pursuant to exclusive affiliation agreements and we believe that relationships with these entities are generally strong, but these historical relationships may not continue in the future. The non-renewal or termination of an affiliation agreement with a major developer or multiple affiliation agreements with a combination of smaller developers could have a material adverse effect on our business, financial condition and results of operations. Approximately one-third of the affiliation agreements with Interval's largest 25 developers, as determined based on new member contribution for the calendar year 2007, do not include auto-renewal provisions. During 2008, the affiliation agreements for several of Interval's largest new member producing developers are scheduled to renew. Negotiations aimed at the extension of these affiliation relationships are ongoing or are anticipated to commence shortly. The failure to renew some or all these agreements will impact Interval's new member enrollment and could have a material adverse impact on our business, financial condition and results of operation.

        Interval may be unable to maintain existing or negotiate new affiliation agreements with resort developers or secure renewals with existing members in its exchange programs, and its failure to do so would result in decreases in the number of new and/or existing members, the supply of resort accommodations available through its exchange networks and related revenues, which could have a material adverse effect on ILG's business, financial condition and results of operations. The non-renewal of an affiliation agreement will adversely affect the ability of Interval to secure new members for its programs from the non-renewing resort, and will result in the loss of existing members (and their vacation interests) to the extent that Interval does not secure membership renewals directly from such members.

        We believe that developers will continue to create and operate internal reservation and exchange systems, which decreases their reliance on vacation ownership membership programs, including those offered by Interval, and could adversely impact the supply of resort accommodations available through Interval's exchange networks. The vacation ownership industry continues to experience consolidation through the acquisition of vacation ownership developers by other developers, which may result in the diversion of exchange membership and other business. The ability of Interval to maintain existing or negotiate new affiliation agreements is adversely impacted by the continued creation and operation of internal reservation and exchange systems by developers, as well as by consolidation in the vacation ownership industry.

        Similarly, the failure of RQH to maintain existing or negotiate new property management and/or rental services arrangements with vacation property owners, as a result of the sale of property to third parties or otherwise, or the failure of vacationers to book vacation rentals through, RQH would result in a decrease in related revenues, which would have an adverse effect on our business, financial condition and results of operations.

Key Personnel—Loss of one or more of our key personnel could adversely affect our relationships with third parties, business, financial condition and results of operations.

        Our operations require managerial and operational expertise as well as the maintenance of relationships with resort developers and other third parties. In particular, we are dependent upon the management skills and continued services of several members of our senior management team, including Craig M. Nash, our Chief Executive Officer, Jeanette E. Marbert, our Chief Operating Officer, David C. Gilbert, Interval's Executive Vice President—Resort Sales and Marketing, and Kelvin M. Bloom, President of RQH. The failure of such key personnel to continue to be active in management of our businesses could have a material adverse effect on relationships with third parties, business, financial condition and results of operations. We do not maintain key employee insurance for any of our officers and employees.

Adverse Events and Trends in Key Vacation Destinations—Adverse events and trends in key vacation destinations could adversely affect our business, financial condition and results of operations.

        A substantial percentage of the vacation ownership resorts currently participating in Interval's exchange networks are located in Florida, Hawaii, Las Vegas, Mexico and Southern California, and all of the vacation properties for which RQH provides vacation rental and property management services are located in Hawaii. Approximately $120 million in revenue was generated from travel to properties located in all of these locations as well as property management services performed in Hawaii in 2007. As a result, our ongoing ability to successfully process confirmed vacations for members, as well as our ability to find a market for accommodations sourced through RQH, is largely dependent on the continued desirability of these areas as key vacation destinations. While travel demand for these destinations has been historically high on a consistent basis, this may not continue to be the case. Any significant shift in travel demand for one or more of these key destinations or any adverse impact on transportation to them, such as decreased airlift or increased travel costs, could have a material adverse effect on our business, financial condition and results of operations.

        The bankruptcies of two prominent airlines serving the region and their resultant cessation of operations decreased the availability of flights for vacationers seeking to travel to Hawaii. According to the Hawaii Department of Business, Economic Development and Tourism ("DBEDT"), air seats into Hawaii are anticipated to be reduced by approximately 11% for the third quarter of 2008, as compared to those available for the same period of 2007. The Hawaii DBEDT also recently announced that, in May 2008, arrivals by air dipped 6.4%, or 549,017 people, over May, 2007. These factors could lead to lower demand for vacation properties in Hawaii and could have a material adverse effect on our business, financial condition and results of operations.

        In addition, hurricanes, earthquakes or other adverse events impacting one or more of these key destinations could significantly reduce the number of accommodations available for confirmed vacations or rental to members and vacationers, as well as the need for vacation rental and property management services generally. Accordingly, any such event could have a material adverse effect on our business, financial condition and results of operations, the impact of which could be prolonged.

International Operations—Interval operates in a number of international markets, which exposes us to additional risks that could adversely affect our business, financial condition and results of operations.

        Revenues from international operations represented approximately 16%, 18% and 18% of our consolidated revenues in 2007, 2006 and 2005, respectively. The decrease in 2007, as compared to prior periods, is due to domestic revenue growing at a faster rate during this time period, primarily due to the acquisition of RQH in 2007. We currently expect to continue to seek to expand and invest in our vacation ownership membership business in various international markets, especially in the Middle East and Asia.

        In order to achieve widespread acceptance in international markets, Interval must continue to successfully tailor its services to the unique customs and cultures of relevant countries and markets. Learning the customs and cultures of various countries and markets can be difficult and costly, and the failure to do so could slow international growth. Operating in international markets also exposes us to additional risks, including, among others, changes in regulatory requirements, including taxation, limits on our ability to sell products and services and enforce intellectual property rights and difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems and infrastructures and staffing and managing foreign operations. Also, in particular, significant fluctuations in the value of the U.S. dollar relative to certain foreign currencies could have an adverse effect on the results of our businesses operating in jurisdictions where the pricing for products and services is established in U.S. dollars and adjusted to local currency based on then-current exchange rates. We do not currently engage in hedging transactions designed to reduce our exposure to foreign currency risk.

        We are also exposed to risks associated with the repatriation of cash generated by certain of our foreign operations to the United States. Currently, we conduct vacation ownership exchange operations in one Latin American country from which we cannot repatriate cash generated by our operations in full. As of December 31, 2007, we had approximately $5.1 million in cash that can only be repatriated upon the approval of that country's government. While we continues to pursue the repatriation of this cash through all lawful means, these efforts may be unsuccessful. Furthermore, other countries in which we maintain operations may impose limitations on the repatriation of cash generated by operations in such countries now or in the future. Any limitation on us to repatriate significant cash generated by our international operations would have a material adverse effect on our business, financial condition and results of operations.

Acquisitions and Strategic Arrangements—We may experience financial and operational risks in connection with acquisitions and strategic arrangements. In addition, businesses acquired by us may incur significant losses from operations or experience impairment of carrying value.

        We acquired RQH in May 2007 and intend to selectively pursue other acquisitions. However, we may be unable to identify attractive acquisition candidates or complete transactions on favorable terms. In addition, in the case of acquired businesses, we will need to:

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  successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;

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  maintain third party relationships previously established by acquired companies;

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  retain senior management and other key personnel at acquired businesses; and

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  successfully manage acquisition-related strain on our and/or the acquired businesses' management, operations and financial resources.

        We may not be successful in addressing these challenges or any others encountered in connection with historical and future acquisitions. In addition, the anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and/or the assumption of contingent liabilities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more unfavorable events or trends, which could result in impairment charges. The occurrence of any these events could adversely affect our business, financial condition and results of operations.

        We also intend to selectively enter into joint ventures and other strategic arrangements to provide new products and services complementary to those currently offered by our businesses. However, we may be unable to successfully enter into these arrangements on favorable terms or launch related products and services or such products and services may not gain market acceptance or be profitable. The failure to develop and execute any such initiatives on a cost-effective basis could have an adverse effect on our business, financial condition and results of operations.

Property Renovations—A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations could adversely affect our business, financial condition and results of operations.

        Several of the vacation rental properties in Hawaii for which RQH provides vacation rental and property management services are expected to undergo significant renovations over the next few years. While these renovations are not under our control (and ultimately are not funded by us), they will result in a decrease in the supply of vacation rental accommodations available to vacationers, as well as the need for vacation rental services, during the applicable renovation periods. Furthermore, ongoing renovations at a particular property may negatively impact the desirability of the property as a vacation destination. A significant decrease in the supply of available vacation rental accommodations and the need for vacation rental services during renovation periods, coupled with the inability to attract vacationers to properties undergoing renovations, could have a material adverse effect on our business, financial condition and results of operations.

Compliance and Changing Laws, Rules and Regulations—The failure of our businesses to comply with extensive regulatory requirements, or to obtain and maintain required licenses and rights, could adversely affect our business, financial condition and results of operations.

        Our businesses are subject to various laws, rules and regulations on a global basis, including those specific to the vacation ownership industry, as well as those applicable to businesses generally, such as consumer protection and sales, use, value-added and other tax laws, rules and regulations. While we believe that the operations and practices of our businesses have been structured in a manner to ensure material compliance with applicable laws, rules and regulations, the relevant regulatory authorities may take a contrary position. The failure of our businesses to comply with applicable laws, rules and regulations, or to obtain required licenses or rights, could have a material adverse effect on our business, financial condition and results of operations. In addition, unfavorable changes in the laws, rules and regulations applicable to our businesses, including those related to the imposition of taxes, could decrease demand for the services offered by our businesses, increase costs and/or subject us to additional liabilities, which could have an adverse effect on our business, financial condition and results of operations.

        The vacation ownership industry is subject to extensive regulation in the United States and elsewhere, which generally requires vacation ownership resort developers to follow certain procedures in connection with the sale and marketing of vacation interests, including the filing of offering statements describing proposed developments with relevant governmental authorities for approval and the delivery to prospective purchasers of certain information relating to the terms of the purchase and use, including recission rights. Although we and our businesses are not subject to these regulations, such regulations directly affect the members and resort developers that participate in Interval's exchange networks and, therefore, indirectly affect us. As a result, any negative change in the regulatory environment within the vacation ownership industry could have a material adverse effect on our business, financial condition and results of operations.

        Our vacation rental operations are directly subject to a number of licensing requirements, as well as certain laws and regulations relating to consumer protection, particularly, those associated with the property management, including those relating to the preparation and sale of food and beverages, liquor service and health and safety of managed premises. The failure of RQH businesses to comply with applicable laws, rules and regulations, or to obtain required licenses or rights, could have a material adverse effect on our business, financial condition and results of operations.

Increasing Vacation Rental Revenues—our future growth is dependent, in part, on the ability of our businesses to increase revenues from vacation rentals, and their failure to do so could adversely affect our business, financial condition and results of operations.

        We are actively seeking to increase revenues from vacation rentals. In furtherance of these efforts, we acquired RQH in May 2007. Through RQH, we consistently seek opportunities to solidify and expand upon our existing base of managed property owners through the critical evaluation and improvement of the property management services made available to managed property owners. In addition, in an effort to better identify and secure (and ultimately rent more) available vacation rental properties, RQH actively seeks to own or lease the front desks of its managed properties and to manage each property's homeowners' association. However, these efforts may not increase the number of available vacation rentals or related revenues or the property management services provided by RQH may not continue to be attractive to vacation property owners. Interval is also actively seeking to provide vacation rental services to resorts participating in its exchange networks. Our businesses, however, may be unable to secure accommodations from developers on favorable terms, or we may be unable to rent such accommodations to our members or other vacationers. Our failure to increase revenues from vacation rentals could have a material adverse effect on our business, financial condition and results of operations.

Maintenance of Systems and Infrastructure—Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on our business, financial conditions and results of operations.

        Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems for certain aspects of their operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial conditions and results of operations.

        In addition, any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Claims could also be made against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also faces risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online. Consumers are generally concerned with security and privacy of the Internet, and any publicized security problems affecting our businesses and/or those of third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

        Our businesses may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Intellectual Property—We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

        We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

        We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

        We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability of to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

        From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements in this prospectus, the public filings or other public statements of the Company are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. Forward-looking statements include the information regarding future financial performance, business prospects and strategy, including the completion of the spin-offs and the realization of related anticipated benefits, anticipated financial position, liquidity and capital needs and other similar matters, in each case relating to the Company.

        Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

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  adverse changes in economic conditions generally or in any of the markets or industries in which the businesses of the Company operate;

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  changes in senior management at the Company;

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  adverse changes to, or interruptions in, relationships with third parties;

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  changes affecting the ability of the Company to efficiently maintain and grow the market share of its various brands, as well as to extend the reach of these brands through a variety of distribution channels and to attract new (and retain existing) customers;

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  consumer acceptance of new products and services offered by the Company;

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  the rates of growth of the Internet and the e-commerce industry;

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  changes adversely affecting the ability of the Company to adequately expand the reach of its businesses into various international markets, as well as to successfully manage risks specific to international operations and acquisitions, including the successful integration of acquired businesses;

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  future regulatory and legislative actions and conditions affecting the Company, including:

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  the promulgation of new, and/or the amendment of existing laws, rules and regulations applicable to the Company and its businesses; and

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  changes in the application or interpretation of existing laws, rules and regulations in the case of the businesses of the Company. In each case, laws, rules and regulations include, among others, those relating to sales, use, value-added and other taxes, software programs, consumer protection and privacy, intellectual property, the Internet and e-commerce;

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  competition from other companies;

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  changes adversely affecting the ability of the Company and its businesses to adequately protect intellectual property rights, as well as to obtain licenses or other rights with respect to intellectual property in the future, which may or may not be available on favorable terms (if at all);

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  the substantial indebtedness of the Company and the possibility that the Company may incur additional indebtedness;

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  our ability to operate effectively as a public company following the spin-off from IAC;

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  third-party claims alleging infringement of intellectual property rights by the Company or its businesses, which could result in the expenditure of significant financial and managerial resources, injunctions or the imposition of damages, as well as the need to enter into formal licensing or other similar arrangements with such third parties, which may or may not be available on favorable terms (if at all); and

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  natural disasters, acts of terrorism, war or political instability.

        Certain of these factors and other factors, risks and uncertainties are discussed in the "Risk Factors" section of this prospectus. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of IAC and the Company.

        You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors," in connection with considering any forward-looking statements that may be made by the Company generally. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

THE SEPARATION

General

        On July 1, 2008, the IAC Board of Directors approved the separation of IAC into five separate, publicly traded companies, with each Spinco having a single class of common stock: (1) IAC, (2) HSNi, (3) ILG, (4) Ticketmaster and (5) Tree.com. The separation will be accomplished through the distribution by IAC of all of the shares of the common stock of the Spincos held by IAC to holders of IAC common stock on the record date. Immediately following the distributions, IAC stockholders will own 100% of the outstanding common stock of IAC and the Spincos. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of ILG common.

        The Board of Directors of IAC has reserved the right to modify, delay or abandon the spin-off of any or all of the Spincos. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions described under "—Conditions to the Spin-Offs."

The Number of Shares You Will Receive in the ILG Spin-off

        For every share of IAC common stock and/or Class B common stock that you owned at the close of business on August 11, 2008, the record date, you will receive one-fifth of a share of common stock of ILG on the distribution date. As described below under "—When and How You Will Receive the Dividend," IAC will not distribute any fractional shares of ILG common stock to its stockholders.

When and How You Will Receive the Dividend

        IAC will distribute the shares of ILG common stock on [    •    ], 2008, the distribution date. However, the IAC Board of Directors may determine to delay the ILG spin-off. The Bank of New York, which currently serves as the transfer agent and registrar for IAC's common stock, will serve as transfer agent and registrar for the ILG common stock and as distribution agent in connection with the spin-offs.

        If you own IAC common stock and/or Class B common stock as of the close of business on the record date, the shares of Spinco common stock that you are entitled to receive in the spin-off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the spin-off.

        Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of IAC common stock and/or Class B common stock and you are the registered holder of the IAC shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Spinco common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of ILG common stock registered in book-entry form, you are encouraged to contact The Bank of New York by mail at 480 Washington Blvd, Jersey City, NJ 07310 or PO Box 358015, Pittsburgh, PA 15252-8015, by phone at 866-203-6218 (US and Canada) or 201-680-6685 (International), or by email at shrrelations@bnymellon.com.

        Most IAC stockholders hold their shares of IAC common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your IAC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of common stock of the Spincos that you are entitled to receive in the spin-offs. If you have any questions concerning the mechanics of having shares of ILG common stock held in "street name," you are encouraged to contact your bank or brokerage firm.

        The Bank of New York, as distribution agent, will not deliver any fractional shares of ILG common stock in connection with the spin-off. Instead, The Bank of New York will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. If you physically hold IAC common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your IAC stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and should electronically credit your account for your share of such proceeds.

Results of the Separation

        After the spin-off, we will be a separate publicly traded company. Immediately following the spin-offs, based on the number of registered stockholders of IAC common stock and Class B common stock on February 25, 2008, and without giving effect to "when-issued" trading, we expect to have approximately 1,500 stockholders of record.

        The actual number of shares to be distributed will be determined based on the number of shares of IAC common stock and class B common stock outstanding on the record date and will reflect the issuance of IAC common stock in connection with any exercise of IAC options, vesting of restricted share units or conversion of other convertible IAC securities between the date the IAC Board of Directors declares the dividend for the distribution and the record date for the spin-off and the issuance of IAC shares under vested IAC equity-based awards between the record date for the spin-off and the distribution date.

        The spin-offs will not affect the number of outstanding shares of IAC common stock and/or Class B common stock or any rights of IAC stockholders. However, in connection with the spin-offs, as more fully described in IAC's proxy statement under Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed on July 10, 2008, IAC has sought approval from its stockholders of a proposal to amend its Restated Certificate of Incorporation to effect a 1-for-2 reverse stock split of its common stock and Class B common stock, which may be implemented by IAC's Board of Directors in its sole discretion immediately following the completion of the spin-offs or, if not all of the spin-offs are effected substantially simultaneously, immediately following the first spin-off. If the reverse stock split is approved by IAC's stockholders and implemented by IAC's Board of Directors, each two shares of IAC common stock or Class B common stock will be combined into one share of IAC common stock or Class B common stock, respectively. The purpose of implementing the reverse stock split would be to seek to increase the per share trading price of IAC's common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented. An increased trading price could increase interest from institutional investors, investment funds and brokerage firms in IAC common stock, lower the transaction costs involved in purchasing IAC common stock and improve the trading liquidity of IAC common stock. There can be no assurance that the reverse stock split would have the effect of increasing the per share trading price of IAC common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented.

Material U.S. Federal Income Tax Consequences of the Spin-Offs

        Subject to the limitations and qualifications described herein, the discussion entitled "Certain U.S. Federal Income Tax Consequences: Each of the Spin-Offs Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code" constitutes the opinion of Wachtell, Lipton, Rosen & Katz as to the material U.S. federal income tax consequences of the spin-offs to "U.S. holders" (as defined below) of IAC common stock. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of IAC common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds IAC common stock, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding IAC common stock, please consult your tax advisor.

        This discussion only addresses holders of IAC common stock that are U.S. holders and hold such stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. holders, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, tax-exempt organizations, partnerships or other flow-through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, and holders who hold their IAC common stock as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired IAC common stock pursuant to the exercise of employee stock options or otherwise as compensation). This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of IAC common stock. In addition, no information is provided herein with respect to the tax consequences of the spin-offs under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

        IAC STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPIN-OFFS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

        It is a condition to the spin-offs that IAC shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance satisfactory to the IAC Board of Directors, regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (to the extent such qualification is not addressed by an Internal Revenue Service private letter ruling received by IAC), which opinion (and, in the event IAC shall have received the IRS private letter ruling, the private letter ruling) shall not have been withdrawn or modified.

        IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC board of directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs.

        IAC does not intend to waive the receipt of a private letter ruling and/or an opinion of Wachtell, Lipton, Rosen & Katz as a condition to its obligation to complete the spin-offs and IAC will not waive the receipt of this private letter ruling and/or opinion as a condition to its obligation to complete the spin-offs without recirculating this document.

Certain U.S. Federal Income Tax Consequences: Each of the Spin-Offs Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code

        The U.S. federal income tax consequences of the spin-offs are as follows:

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of IAC as a result of the spin-offs, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the spin-offs and with respect to any "excess loss account" or "intercompany transaction" required to be taken into account by IAC under U.S. Treasury regulations relating to consolidated federal income tax returns;

  •
  an IAC stockholder will not recognize income, gain, or loss as a result of the receipt of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of fractional shares of Spinco common stock;

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  an IAC stockholder's aggregate tax basis in such stockholder's Spinco common stock received in the spin-offs (including any fractional share interests in Spinco common stock for which cash is received) will equal such stockholder's aggregate tax basis in its IAC common stock immediately before the spin-offs, allocated between the IAC common stock and the common stock of each Spinco (including any fractional share interest of Spinco common stock for which cash is received) in proportion to their relative fair market values on the date of the spin-offs;

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  an IAC stockholder's holding period for Spinco common stock received in the spin-offs (including any fractional share interests of Spinco common stock for which cash is received) will include the holding period for that stockholder's IAC common stock; and

  •
  an IAC stockholder who receives cash in lieu of a fractional share of Spinco common stock in the spin-offs will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the IAC stockholder's adjusted tax basis in the fractional share of Spinco common stock. Such gain or loss will be long-term capital gain or loss if the stockholder's holding period for its Spinco common stock exceeds one year.

        If an IAC stockholder holds different blocks of IAC common stock (generally, shares of IAC common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Spinco common stock received in the spin-offs in respect of particular blocks of IAC common stock.

        U.S. Treasury regulations require IAC stockholders who receive Spinco common stock in the spin-offs to attach to their U.S. federal income tax returns for the year in which the Spinco stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the spin-offs.

Certain U.S. Federal Income Tax Consequences If One or More of the Spin-Offs Were Taxable

        The IRS private letter ruling and/or the opinion of counsel will be based on, among other things, certain assumptions as well as on the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinion of counsel may be invalid.

        Moreover, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If the IRS were to assert successfully that one or more of the spin-offs were taxable, the above consequences would not apply with respect to such spin-off and both IAC and holders of IAC common stock who received shares of Spinco common stock in such spin-off could be subject to tax, as described below. In addition, certain events that may or may not be within the control of IAC or a Spinco, including extraordinary purchases of IAC common stock or Spinco common stock, could cause one or more of the spin-offs not to qualify as tax free to IAC and/or holders of IAC common stock. Depending on the circumstances, a Spinco may be required to indemnify IAC and the other Spincos for some or all of the taxes and certain related losses resulting from the spin-off of such Spinco not qualifying as tax free under Sections 355 and/or 368(a)(1)(D) of the Code. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement." If a spin-off were taxable, then:

  •
  IAC would recognize gain in an amount equal to the excess of the fair market value of Spinco common stock on the date of the spin-off distributed to IAC stockholders over IAC's adjusted tax basis in the stock of such Spinco, and IAC may also recognize income or gain with respect to certain restructuring transactions undertaken in connection with such spin-off;

  •
  each IAC stockholder who received Spinco common stock in the taxable spin-off would be treated as having received a taxable distribution in an amount equal to the fair market value of such Spinco stock (including any fractional shares sold on behalf of the stockholder) on the spin-off date. That distribution would be taxable to the stockholder as a dividend to the extent of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). Any amount that exceeded IAC's earnings and profits would be treated first as a non-taxable return of capital to the extent of the IAC stockholder's tax basis in its IAC common stock with any remaining amounts being taxed as capital gain;

  •
  certain stockholders could be subject to additional special rules, such as rules relating to the dividends received deduction and extraordinary dividends; and

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  a stockholder's tax basis in Spinco common stock received generally would equal the fair market value of Spinco common stock on the spin-off date, and the holding period for that stock would begin the day after the spin-off date.

        Even if one or more spin-offs otherwise qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, they could be taxable to IAC under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest, by vote or value, in IAC or one of the Spincos during the four-year period beginning on the date which is two years before the date of the spin-off, as part of a plan or series of related transactions that includes the spin-off. If such an acquisition of IAC stock or Spinco stock were to trigger the application of Section 355(e), IAC would recognize taxable gain as described above, but the spin-offs would be tax free to IAC stockholders. In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

        In connection with the spin-offs, IAC and the Spincos will enter into a Tax Sharing Agreement. Under the Tax Sharing Agreement, each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or any of the Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFFS UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH IAC STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFFS TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock of ILG

        There is currently no public market for the ILG common stock. We have been approved to list our common stock on NASDAQ under the symbol "IILG." The ILG common stock has been approved for inclusion in the global select market tier of the Nasdaq Stock Market.

Trading Before the Distribution Date

        Beginning on or shortly before the record date and continuing through the distribution date, it is expected that there will be two markets in IAC common stock: a "regular-way" market and an "ex-distribution" market. Shares of IAC common stock that trade on the regular way market will trade with an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Shares that trade on the ex-distribution market will trade without an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Therefore, if you sell shares of IAC common stock in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive shares of the common stock of the Spincos in the spin-offs. If you own shares of IAC common stock at the close of business on the record date and sell those shares on the "ex-distribution" market, up to and including through the distribution date, you will still receive the shares of the common stock of the Spincos that you would be entitled to receive pursuant to your ownership of the shares of IAC common stock.

        Furthermore, beginning shortly before the distribution date and continuing up to and including through the distribution date, it is expected that there will be a "when-issued" market in the common stock of each of the Spincos. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of Spinco common stock that will be distributed to IAC stockholders on the distribution date. If you owned shares of IAC common stock at the close of business on the record date, you would be entitled to shares of the Spincos' common stock distributed pursuant to the spin-offs. You may trade this entitlement to shares of common stock of all or any of the Spincos, without the shares of IAC common stock you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to Spinco common stock will end and "regular-way" trading will begin.

Conditions to the Spin-Offs

        The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and the related transactions at any time prior to the distribution date. This means IAC may cancel or delay the planned distribution of common stock of all or any of the Spincos if at any time the Board of Directors of IAC determines that the distribution of such common stock is not in the best interests of IAC and its stockholders. If IAC's Board of Directors determines to cancel the spin-off of a Spinco, stockholders of IAC will not receive any dividend of common stock of such Spinco and IAC will be under no obligation whatsoever to its stockholders to distribute such shares.

        Absent a determination of IAC's Board of Directors to the contrary, the Spincos expect that the spin-offs will be effective on [    •    ], 2008, the distribution date. In addition, the spin-offs and related transactions are subject to the satisfaction or waiver (by IAC's Board of Directors in its sole discretion) of the following conditions:

  •
  the registration statement on Form S-1 filed by each of the Spincos with respect to its common shares shall have been declared effective by the SEC or become effective under the Securities Act of 1933, as amended (the "Securities Act"), no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the SEC;

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  the common stock of each of the Spincos shall have been accepted for listing on NASDAQ, subject to compliance with applicable listing requirements;

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  no order or other legal restraint or prohibition preventing the consummation of any of the spin-offs or related transactions shall be threatened, pending or in effect;

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  any material consents and governmental authorizations necessary to complete the spin-offs shall have been obtained and be in full force and effect;

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  the stockholders of IAC shall have approved, in accordance with the Delaware General Corporation Law (the "DGCL"), a merger agreement providing for the merger of a wholly-owned subsidiary of IAC with and into IAC pursuant to which all of the outstanding shares of preferred stock of IAC shall be converted into the right to receive cash;

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  the IAC Board of Directors shall have received a written solvency opinion, in form and substance acceptable to the IAC Board of Directors, from Duff & Phelps regarding the spin-offs and related transactions, which opinion shall not have been withdrawn or modified;

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  IAC shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance satisfactory to the IAC Board of Directors, regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (to the extent such qualification is not addressed by an Internal

    Revenue Service private letter ruling (the "IRS Ruling") received by IAC), which opinion (and, in the event IAC shall have received the IRS Ruling, the IRS Ruling) shall not have been withdrawn or modified;

  •
  IAC shall have received opinions from its external tax advisors, in form and substance satisfactory to the IAC Board of Directors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions (to the extent such matters are not addressed by the IRS Ruling) and certain state tax consequences to IAC of the spin-offs, which opinions shall not have been withdrawn or modified; and

  •
  IAC shall have received an opinion of Delaware counsel to IAC, in form and substance satisfactory to the IAC Board of Directors, to the effect that the spin-offs do not require approval of the stockholders of IAC under Section 271 of the DGCL.

Reasons for the Separation

        During the fall of 2007, IAC's management, in reviewing the strategic agendas and prospects of its various businesses, concluded that a separation of IAC into five separately traded public companies would best facilitate growth of the businesses. After discussion with the IAC Board of Directors, the Board agreed. Among the factors considered in arriving at this determination were:

  •
  While the Spincos share common attributes, both with each other and with IAC, they generally face different strategic and competitive challenges. As a result, IAC management and the IAC Board determined that, in IAC's current configuration, when facing strategic and operating issues for a particular business, whether having to do with transactional alternatives, capital investment, new business initiatives, compensation or otherwise, considerations of the other businesses and of the company as a whole had the potential to lead to different decisions than might be made by standalone companies. IAC concluded, therefore, that the current structure may not be the most responsive to the exigencies of each business and that the spin-offs will enhance the success of each business by enabling IAC and the Spincos to resolve the problems that arise from the operation of different businesses within the IAC group.

  •
  The lack of a liquid equity currency linked directly to the individual businesses constrained each business' ability to transact in its own industry and to provide equity-based incentive programs for employees that were entirely dependent on the performance of the specific business.

  •
  While efforts were underway to increase the benefits to each business resulting from being a part of IAC, including through cost savings, better talent development and deployment, increased business opportunities, and other initiatives, the common attributes of the Spincos were more limited than initially believed, and there was therefore a limit to the benefits to be realized from such integration and the time horizon for realizing such benefits was substantially longer than IAC had initially believed.

  •
  IAC believed that its stock performance during recent years did not reflect its operating performance or the true value of its businesses. IAC believed that this was in part because of the complexity involved in understanding a variety of businesses represented by a single equity investment, and that increased transparency and clarity into the different businesses of IAC would allow investors to more appropriately value the merits, performance and future prospects of the companies.

        Because IAC concluded that the separation of these businesses would over time enhance their operating performance, open up strategic alternatives that may otherwise not have been readily available to them, and facilitate investor understanding and better target investor demand, IAC believes that following the spin-offs, the common stock of the five publicly traded companies will have a higher aggregate market value than would IAC if it were to remain in its current configuration. No assurances, however, can be given that such higher aggregate market value will be achieved. The IAC Board of Directors believes that such value increase would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration, in each case resulting in a real and substantial benefit for the companies.

        The IAC Board of Directors considered a number of other potentially negative factors in evaluating the separation, including loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential impact of the separation on the anticipated credit ratings of the Spincos, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of IAC stockholders to the separation, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The IAC Board of Directors concluded that the anticipated benefits of the spin-offs outweighed these factors. In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the IAC Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the IAC Board of Directors likely may have given different weights to different factors.

Litigation with Liberty Media Corporation

        In January 2008, IAC, Barry Diller and Liberty Media Corporation ("Liberty") commenced actions in the Delaware Chancery Court in which Liberty asserted, among other things, that Mr. Diller, the Chairman and CEO of IAC, had breached an agreement between Liberty and him and that therefore Liberty had assumed the right to exercise voting control over IAC. The basis for this claim was that IAC did not have the right to consummate the spin-offs with a single class voting structure and therefore acts in furtherance of the transaction had breached the agreement. After a chancery court decision in IAC and Mr. Diller's favor on March 28, 2008, the parties agreed, on May 13, 2008, to settle that litigation pursuant to the "Spinco Agreement." As described in more detail below under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation," the Spinco Agreement also contains, among other things, provisions that will become effective at the time of the spin-off of each Spinco with a single class of common stock, including provisions providing Liberty the right to nominate directors to the Spinco's Board of Directors so long as Liberty maintains specified ownership levels, restrictions on acquisitions and transfers of the securities of the Spinco by Liberty and its affiliates, certain standstill restrictions on Liberty and its affiliates and registration rights to be granted to Liberty.

Financial Advisor

        Allen & Company LLC provided financial advice in connection with the spin-offs. Allen & Company was retained in connection with the transaction because of the firm's familiarity with the businesses and assets of IAC and the Spincos and the firm's qualifications and reputation. IAC and Allen & Company have not yet determined the amount of fees to be paid to Allen & Company in connection with its engagement. IAC expects to pay Allen & Company a customary fee.

TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS

        In November of 2007, IAC's Compensation and Human Resources Committee (the "Committee") made determinations regarding the treatment in the spin-offs of IAC's compensatory equity-based awards granted on or prior to December 31, 2007. The various adjustments the Committee has determined to make are described below:

  (1)
  All unvested IAC restricted stock units ("RSUs") granted prior to August 2005 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 225,233 RSUs, 116,008 RSUs, 328,887 RSUs and 394,110 RSUs, respectively, subject to this treatment.

  (2)
  All unvested IAC RSUs scheduled to vest through February 2009 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 78,772 RSUs, 39,685 RSUs, 98,306 RSUs and 32,816 RSUs, respectively, subject to this treatment.

  (3)
  Performance-based IAC RSUs granted in 2007, or Growth Shares, will be converted into non-performance-based IAC RSUs based on "target" value with the same vesting schedule and will thereafter be subject to the other adjustment and conversion provisions described below. Based on the most recent available information, it is expected that at the time of the spin-offs ILG employees will hold 113,859 RSUs subject to this treatment.

  (4)
  With respect to each IAC RSU award that provides for vesting of 100% of the award following passage of a multi-year period (cliff vesting awards), the portion of the unvested IAC RSU award that would have vested through February 2009 if the award had vested on an annual basis will convert into five separate RSU awards with respect to IAC and each of the Spincos based on the applicable distribution ratios in the spin-offs and the two-for-one reverse stock split at IAC, but will otherwise have the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 164,907 RSUs, 118,035 RSUs, 193,104 RSUs and 110,203 RSUs, respectively, subject to this treatment (inclusive of converted Growth Shares).

  (5)
  With respect to all other IAC RSUs that do not vest or convert pursuant to paragraphs (1), (2) or (4) above, the IAC RSUs will convert into an RSU award with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs ILG employees will hold 324,639 RSUs subject to this treatment (inclusive of converted Growth Shares); and

  (6)
  All unexercised option awards, whether vested or unvested, will be split among IAC and each of the Spincos based on relative value at the time of the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award and the per share exercise price of each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 734,633 options, 0 options, 816,784 options and 451,885 options, respectively, subject to this treatment.

        With respect to any IAC compensatory equity-based awards granted after December 31, 2007, those awards will convert into awards with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares underlying each such award and the per share exercise price of each such award (with respect to options) to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs ILG employees will hold 199,899 RSUs and 0 options subject to this treatment. With respect to stock options, the number of shares of common stock subject to any adjusted stock option will be rounded down to the nearest whole share. With respect to restricted stock units that do not vest in connection with the spin-offs, the number of shares of common stock subject to any adjusted restricted stock unit will be rounded up to the nearest whole share. With respect to restricted stock units that vest in connection with the spin-offs, the number of shares of common stock that an individual will be entitled to receive in connection with the spin-offs will be rounded up to the nearest whole share.

        In the event that IAC abandons the spin-off with respect to one or more Spincos, the adjustments set forth above will apply as described above except that there will be no conversion of IAC equity awards into equity awards of a Spinco that IAC does not spin-off and employees of any such Spinco will be treated as employees of IAC for purposes of the foregoing adjustments.

        The treatment of IAC compensatory equity-based awards held by persons who will be employed by IAC immediately following the spin-offs is generally similar to that described above, with certain adjustments intended to provide retention incentives for IAC corporate employees.

        The principal objective of the Committee in making these adjustments was one of fairness, with some of the particular considerations being:

  •
  A desire to reward service prior to the spin-offs with stock of the companies that made up IAC before the spin-offs, and reward service after the spin-offs with stock of the company for which an employee will work after the spin-offs;

  •
  A recognition that the primary motivation for the Growth Share grants, which was to provide increased incentives for employees to focus on the total performance of the entire IAC conglomerate as opposed to the individual businesses for which they worked through increased volatility of potential rewards, no longer was present given the determination to do the spin-offs;

  •
  An interest in eliminating the complexities that would be associated with adjusting the 2007 performance conditions among five separate public companies and the possibility that such adjustments would not be equitable to all holders of the awards; and

  •
  Compliance with the terms of the applicable equity plans, tax laws and accounting requirements.

DIVIDEND POLICY

        We do not currently expect to pay a regular cash dividend. The declaration and payment of future dividends to holders of common stock of the Company will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant.

TRANSFERS TO IAC AND FINANCING

        It is currently expected that in connection with the spin-offs, an entity that will become a subsidiary of ILG prior to the spin-offs will distribute to IAC approximately $87 million in cash and $300 million of debt securities issued by such subsidiary, and HSNi and Ticketmaster will make certain distributions to IAC. To fund these distributions, each of these Spincos has entered into financing arrangements, which in the case of ILG are described below. Additionally, each of these companies may distribute some amount of cash on hand, but these amounts are not presently knowable and are unlikely to be material. The borrowing arrangements for ILG consist of a combination of secured credit facilities and privately-issued debt securities (such secured credit facility and privately-issued debt obligations to be borrowed by one of its subsidiaries). It is expected that the debt securities of the ILG subsidiary will be exchanged immediately after the spin-off of ILG for certain notes issued by IAC. HSNi, the borrowing subsidiary of ILG and Ticketmaster are each also expected to dividend to IAC prior to the spin-offs all net receivables owed them by IAC and its affiliates.

        Prior to the ILG subsidiary making its distribution to IAC, certain amounts under the credit facilities of the ILG subsidiary must be drawn down. In order for the ILG subsidiary to draw down amounts under its secured credit facilities, it must deliver a certificate to the effect that no material adverse effect has occurred (subject to certain scheduled exceptions).

        IAC also is expected to make a cash contribution to Tree.com.

        These dividends and cash contributions were determined by IAC after an assessment of the optimal capital structure for ILG and for IAC, taking into account each company's cash flow prospects, working capital and other cash needs, potential acquisition agenda and other relevant factors.

        Set forth below is a summary of the principal terms of the agreements that govern the senior secured credit facilities that have been entered into in connection with the ILG spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

ILG Senior Secured Credit Facilities

        Interval Acquisition Corp., a subsidiary of ILG, is the borrower under the new senior secured credit facilities. The senior secured credit facilities are provided by a syndicate of banks and other financial institutions, with Wachovia Bank acting as lead lender. The senior secured credit facilities provide financing of up to $200.0 million, consisting of $150.0 million in term A loans with a maturity of five years and a $50.0 million revolving credit facility with a maturity of five years. In addition, subject to certain conditions, including compliance with certain financial covenants, the senior secured credit facilities permit Interval Acquisition Corp. to incur incremental term A and revolving loans under such facilities in an aggregate principal amount of up to $75.0 million. There is currently no commitment in respect of such incremental loans nor is one currently anticipated to be in place upon the consummation of ILG's spin-off.

        The proceeds of the term loan portion of the senior secured credit facilities will be used, together with the proceeds of the notes, to fund a dividend to IAC, to fund transaction fees and expenses and for ongoing working capital and other general corporate purposes. Funds drawn from the revolving credit facility will be used for working capital and general corporate purposes.

  Interest Rate and Fees

        The interest rates per annum applicable to loans under the senior secured credit facilities are, at Interval Acquisition Corp.'s option, equal to either a base rate or a LIBOR rate plus an applicable margin, which will vary with the total leverage ratio of Interval Acquisition Corp. (but fixed at 2.75% (2.25%) per annum for LIBOR term (revolving) loans and 1.75% (1.25%) per annum for base rate term (revolving) loans until Interval Acquisition Corp. delivers financial statements for the first full fiscal quarter after the closing date for the senior secured credit facilities). The alternate base rate means the greater of the rate as quoted from time to time by Wachovia Bank, N.A. as its prime rate and one-half of 1.0% over the federal funds rate.

        Starting on the closing date for the senior secured credit facilities, Interval Acquisition Corp. will also be required to pay facility fees on the revolving credit facility under the senior secured credit facilities. A commitment fee will be owed in respect of the term A loan until the term A loan is drawn on the funding date.

  Prepayments

        The senior secured credit facilities require Interval Acquisition Corp. to prepay outstanding term loans and the revolving loans, subject to certain exceptions (including a right of reinvestment of assets sale proceeds in Interval Acquisition Corp.'s business), with the proceeds of certain assets sales, casualty insurance and recovery events, the incurrence of certain indebtedness and a percentage of annual excess cash flow (which may be reduced to 0% upon the achievement of a specified leverage ratio).

        In the event ILG's spin-off will not have occurred on or before the 5th business day following the funding date of the senior secured credit facilities, then on such date, Interval Acquisition Corp. will be required to prepay all loans under the senior secured credit facilities and the commitments under the revolving credit facility will be permanently reduced to zero.

  Amortization

        The term A loans will amortize in an amount equal to 10% of the original principal amount during 2009, 10% in 2010, 15% in 2011, 15% in 2012 and 50% in 2013. No term A loan amortization payments are due in 2008. The amortization of the term A loans for each year is payable in equal quarterly installments, except that the amortization for 2013 will be paid in equal installments at each quarter end in 2013 prior to the maturity date for the term A loans and on the maturity date of the term A loans.

        Any voluntary prepayments made on the term A loans from time to time may be applied against otherwise scheduled amortization obligations. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, five years from the date of the closing of the senior secured credit facilities.

  Guarantee and Security

        All obligations under the senior secured credit facilities are unconditionally guaranteed by ILG and each of Interval Acquisition Corp.'s existing and future direct and indirect domestic subsidiaries, subject to certain exceptions. All obligations of Interval Acquisition Corp. under the senior secured credit facilities and the guarantees of those obligations are secured by (subject to certain exceptions) (i) a first priority pledge of all of the equity interests of (x) each of the domestic subsidiaries of Interval Acquisition Corp. and (y) Interval Acquisition Corp.; (ii) a first priority pledge of 65% of the equity interests of each of the first-tier foreign subsidiaries of Interval Acquisition Corp.; and (iii) a first priority security interest in substantially all of the other assets of Interval Acquisition Corp. and each subsidiary guarantor (subject to certain exceptions).

  Certain Covenants and Events of Default

        The senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Interval Acquisition Corp. and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, pay dividends and other restricted payments and prepay unsecured indebtedness. The senior secured credit facilities have two financial covenants: a maximum total leverage ratio of 3.90 to 1.00 and a minimum interest coverage ratio of 2.75 to 1.00. The senior secured credit facilities also contain certain customary affirmative covenants and events of default, including the occurrence of a change of control (to be defined in the credit agreement).

        Set forth below is a summary of the principal terms of the agreements that will govern the privately-issued debt arrangements for ILG that have been or will be entered into in connection with the spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

Interval Acquisition Corp. 9.5% Senior Notes

        Overview.    In connection with the spin-off of ILG, Interval Acquisition Corp. (the "Issuer") will issue $300,000,000 aggregate principal amount of 9.5% Senior Notes due 2016 ("Interval Senior Notes") to IAC, and IAC has agreed to exchange such notes for certain of IAC's 7% Senior Notes due 2013 pursuant to the notes exchange and consent agreement described below. Interest on the notes is payable semi-annually in cash in arrears on August 15 and February 15 of each year, commencing February 15, 2009. The notes will be guaranteed by all entities that will be domestic subsidiaries of the Issuer following the completion of the spin-off and by ILG.

        Ranking.    The notes and guarantees will be general unsecured obligations of the Issuer and the guarantors, respectively, and will rank senior to all future debt of the Issuer and the guarantors that is expressly subordinated in right of payment to the notes. The notes and guarantees:

  •
  will rank equally in right of payment with all existing and future liabilities of the Issuer and the guarantors that are not so subordinated;

  •
  will be effectively subordinated to all secured debt (to the extent the value of the collateral securing such debt) of the Issuer (including the Issuer's senior secured credit facilities) and the guarantors (including the guarantees under the Issuer's senior secured credit facilities); and

  •
  will be structurally subordinated to all of the existing and future liabilities of the Issuer's foreign subsidiaries, none of which will guarantee the notes.

        Redemption.    The notes will be redeemable by the Issuer in whole or in part, on or after August 1, 2012 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. The Issuer must also offer to redeem the notes at 101% of their principal amount, plus accrued and unpaid interest, if it experiences certain kinds of changes of control. Lastly, if the Issuer or certain of its subsidiaries (specifically, those that are designated restricted subsidiaries under the indenture governing the notes) sell assets and do not apply the sale proceeds in a specified manner within a specified time, the Issuer will be required to make an offer to purchase notes at their face amount, plus accrued and unpaid interest to the purchase date.

        Certain Covenants.    The indenture governing the notes will contain covenants that limit, among other things, the Issuer's ability and the ability of its restricted subsidiaries to incur additional debt and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to the Issuer; merge, consolidate or sell all or substantially all of the Issuer's assets; create certain liens; and engage in transactions with affiliates on terms that are not arm's length. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers, and transactions with affiliates will be suspended during any period in which the notes are rated investment grade and no default or event of default under the indenture has occurred and is continuing.

Notes Exchange and Consent Agreement

        The Issuer has entered into a Notes Exchange and Consent Agreement with IAC and a group of institutional holders (the "IAC Noteholders") holding a majority in principal amount outstanding of IAC's 7% Senior Notes due 2013 (the "IAC Notes"), pursuant to which, among other things, IAC has agreed, subject to the terms and conditions of the agreement, to exchange, immediately after the spin-off of ILG, all of the Interval Senior Notes for a portion of the IAC Notes held by certain of the IAC Noteholders, and certain of the IAC Noteholders have agreed to tender a portion of their IAC Notes into IAC's pending cash tender offer for any and all of the IAC Notes (the "IAC Offer"). IAC also agreed to make specified amendments to the terms of the IAC Offer. The issuance and exchange of the Interval Senior Notes, together with the IAC Offer, are being made in connection with the spin-off of ILG, and are intended to give rise to a succession event (with the Issuer as the sole successor to IAC) for credit derivatives purposes.

        IAC's obligations to effect the exchange of Interval Senior Notes for IAC Notes and to consummate the amended IAC Offer are subject to the satisfaction of certain conditions, including the spin-off of ILG having occurred, the purchase of all (if any) IAC Notes tendered into the amended IAC Offer occurring simultaneously with the exchange, the effectiveness of a supplemental indenture implementing specified amendments to the indenture under which the IAC Notes were issued, the receipt of a private letter ruling from the Internal Revenue Service and the absence of legal restraints against the amended IAC Offer, the exchange or the issuance of the Interval Senior Notes.

        The exchanging noteholders' obligations to effect the exchange are subject to the satisfaction of certain conditions, including IAC having amended the IAC Offer consistent with the terms of the Notes Exchange Agreement, the purchase of all (if any) IAC Notes tendered into the amended IAC Offer occurring simultaneously with the exchange, the spin-off of ILG having occurred, the absence of legal restraints against the amended IAC Offer, the exchange or the issuance of the Interval Senior Notes, IAC having furnished to the exchanging noteholders an opinion of counsel with respect to specified legal matters, the effectiveness of the indenture under which the Interval Senior Notes will be issued and the absence of any continuing event of default under that indenture.

CERTAIN INFORMATION WITH RESPECT TO ILG

BUSINESS OF ILG

        When used with respect to any periods following the spin-offs and unless otherwise indicated, the term (i) "ILG" refers to Interval Leisure Group, Inc., a Delaware corporation, which was incorporated in connection with the spin-offs in May 2008 to hold the businesses and subsidiaries of Interval Acquisition Corp., the results of which were reported in the Interval reporting segment of IAC's Memberships & Subscriptions reporting sector immediately prior to the completion of the spin-offs, (ii) "Interval" refers to that group of companies operating ILG's vacation ownership membership business and (iii) "RQH" refers to that group of companies operating ILG's vacation rental and property management business, including, without limitation, ResortQuest Hawaii, LLC and ResortQuest Real Estate of Hawaii, LLC. The businesses to be operated by ILG following the spin-offs are referred to herein as the "ILG businesses." The following disclosure regarding ILG's businesses assumes completion of the spin-offs.

        For information regarding the results of operations of ILG and its segments on a historical basis, see the Consolidated Financial Statements of ILG and the disclosure set forth under the caption "—Management's Discussion and Analysis of Financial Condition and Results of Operations of ILG." For information regarding the results of operations of ILG on a pro forma basis to give effect to the completion of the spin-offs, see the Unaudited Pro Forma Condensed Consolidated Financial Statements for ILG.

Who We Are

        ILG is a leading provider of membership services to the vacation ownership industry. ILG's principal business segment, Interval, makes available vacation ownership membership services to the individual members of its exchange networks, as well as related services to developers of the resorts participating in its exchange networks worldwide. As of December 31, 2007, more than 2,400 resorts located in more than 75 countries participated in Interval's primary exchange network, the Interval Network, and nearly two million owners of vacation interests were enrolled as members of the Interval Network. For the fiscal year ending December 31, 2007, Interval represented approximately 88% of ILG's consolidated revenues.

        ILG's other business segment, RQH, was acquired in May 2007 and is a provider of vacation rental and property management services to vacationers and vacation property owners across Hawaii. As of December 31, 2007, RQH provided property management services to 26 resorts and hotels, as well as other more limited management services to an additional 23 properties. For the fiscal year ending December 31, 2007, RQH represented approximately 12% of ILG's consolidated revenues for the seven month period following RQH's acquisition on May 31, 2007.

History

        Although ILG was incorporated in Delaware in May 2008 in connection with the spin-offs, the ILG businesses have rich operating histories. Founded in 1976, Interval has undergone multiple ownership structures. RQH dates its history back to 1967 through its predecessors, Hotel Corporation of the Pacific and Aston Hotels & Resorts.

What We Do

  Vacation Ownership Membership Services

  Member Services

        Membership Programs.    Interval operates membership programs for owners of vacation interests at resorts that participate in its exchange networks. Interval does not own, operate or manage any resorts. Participation in one of Interval's membership programs provides members with the right to exchange their occupancy rights in their vacation interest (generally, for periods of one week) for comparable, alternative accommodations on a worldwide basis at the same or another resort participating in Interval's exchange networks, as well as benefit from a comprehensive package of value-added products and services. Generally, individuals are enrolled in one of Interval's membership programs by resort developers in connection with their purchase of vacation interests from such resort developers, with initial membership fees being paid on behalf of members by the resort developers.

        Following their period of initial enrollment, Interval Network members have the option of renewing their memberships for terms ranging from one to five years and paying their own membership fees directly to Interval, which option generally remains available even after the affiliation agreement for the resort at which members own their vacation interests is not renewed or otherwise terminated. Alternatively, some resort developers incorporate the Interval Network membership fee into certain annual fees they charge to owners of vacation interests at their resorts after the initial enrollment period, which results in these owners having their membership in the Interval Network and, where applicable, the Interval Gold program (as described below), automatically renewed throughout the period of their resort's participation in the Interval Network. Membership in the Preferred Residences Program, Interval's newly-launched hospitality-branded membership program for luxury shared ownership resorts and condo hotels, is also renewed annually throughout the period of each resort's participation in the Preferred Residences Program's exchange network.

        The resorts participating in Interval's exchange networks primarily includes resorts (including, in certain cases, resorts under construction) with which Interval has an effective affiliation agreement in place, as well as resorts at which Interval continues to provide exchange services following the affiliation agreement's term. In addition to providing membership services to the vacation ownership industry, ILG provides membership services to certain markets within the larger travel industry, such as the membership-based campground industry.

        Exchanges.    Interval provides members with two primary methods of exchange, "Deposit First" and "Request First." With Deposit First, members immediately transfer the use and occupancy of vacation interests at their home resort in return for the right to request an exchange at a different or the same resort at an alternative period of occupancy. Under this method, members are not required to select a location or travel date at the time of deposit, but can request an exchange at any time during the period of the deposit's availability for exchange. All deposits expire two years after the occupancy date of the week deposited, unless extended by members through the purchase of a deposit extension. With Request First, members request an exchange prior to relinquishing the occupancy right in their vacation interest to Interval's exchange networks. Using this method, the use and occupancy of the vacation interest is relinquished when a confirmation actually occurs. This method requires the member to be confirmed to an exchange and travel prior to the occupancy period of the vacation interest.

        All vacation ownership accommodations relinquished to Interval's exchange networks are assigned a trading value at the time of deposit (under the Deposit First method) or at the time of request (under the Request First method) based on multiple factors, including location, quality, seasonality, unit attributes and time of relinquishment to determine the relinquished accommodations' relative exchange value to Interval's exchange networks. Members are offered an exchange to accommodations which are generally of comparable value to those relinquished.

        Some members also exchange the use and occupancy of their vacation interests with Interval on a points basis. In these circumstances, points are relinquished to Interval's exchange networks by the member and Interval receives accommodations from the operator of the points program on behalf of the member.

        Getaway Program.    Interval also offers additional vacation rental opportunities to members at attractive rates through its Getaway Program. This program allows members to rent resort accommodations for a fee, plus applicable taxes, without relinquishing the use and occupancy of their vacation interests. Resort accommodations available through the Getaway Program consist of seasonal oversupply of vacation ownership accommodations within Interval's exchange networks, as well as resort accommodations sourced by Interval specifically for use in the Getaway Program.

        Interval Gold.    Interval also offers Interval Gold, an enhanced membership program, to Interval Network members to provide them with year-round access to value-added benefits and services for an additional annual fee. These benefits and services vary by country of residence, but generally consist of discounts on Interval's Getaway Program, a concierge service, a hotel discount program and Interval Options, a service that allows members to relinquish annual occupancy rights in their vacation interests towards the purchase of various travel products, including cruise, golf and spa vacations. Members are enrolled in the Interval Gold program by resort developers in connection with the initial purchase of their vacation interests or by Interval directly. Renewal procedures and responsibility for fees are generally the same as those for basic membership in the Interval Network.

        Revenue.    Interval revenue is derived principally from membership fees and transactional fees paid for exchange and Getaway Program transactions, which are collectively referred to as "confirmed vacations," as well as fees from other value-added member services, such as reservation servicing fees, which are generally paid by the resort developer for the purpose of affording its owners access to internal reservation services. Revenue is also derived from fees for certain products and services sold to developers (as described below).

  Relationships with Leading Independent Developers and Brand Name Hospitality Companies

        Resort Affiliations.    Interval has established multi-year relationships with numerous resort developers under exclusive affiliation agreements. Interval does not consider its overall business to be dependent on any one of these resort developers, provided, that the loss of a significant number of resort developers could materially impact Interval's business. See "Risk Factors Relating to the Business of ILG Following the Spin-Offs—Third Party Relationships." Pursuant to these agreements, resort developers are obligated to enroll all purchasers of vacation interests at their resorts in the applicable exchange membership program and, in some circumstances, are obligated to renew these memberships for the term of their affiliation agreement. Most affiliation agreements contain automatic renewal provisions, pursuant to which arrangements will be renewed on the same terms and conditions (subject to agreed upon pricing modifications), unless either party provides the other with written notice of its intent not to renew prior to expiration (typically anywhere from 90 to 270 days prior to expiration).

        Products and Services.    A primary basis on which resort developers choose Interval as a partner is the comprehensive array of products and services that it offers resort developers, such as sales and marketing support, operational and custom vacation program design services.

  •
  Sales and Marketing Support.  Interval offers its developers a selection of sales and marketing materials. These materials, which are available in multiple languages, include brochures, publications, sales-office displays, videos and resort directories. Resort developers also promote membership in Interval's exchange programs and related value-added services as an important benefit of owning a vacation interest. In addition, Interval offers the Leisure Time Passport program, which is primarily used by resort developers as an exit or trial membership program for potential purchasers of vacation interests. The Leisure Time Passport program provides participants with many of the benefits of the Interval Gold program, as well as the opportunity to experience vacationing in condominium-style accommodations prior to making a commitment to purchase a vacation interest.

    Interval has also established certain service and quality recognition awards and programs in an effort to encourage resorts to provide quality accommodations, amenities and services. In 2008, Interval introduced a new resort recognition program through which eligible Interval Network resorts will be recognized as either a "Select Resort" or a "Premier Resort," based upon the satisfaction of qualifying criteria. As of March 31, 2008, approximately 20% of these resorts had achieved the rating through inspection. The remainder achieved the rating based on the quality rating Interval assigned the resort following an inspection at the time of affiliation as updated by member feedback following confirmed vacations at the resort through which Interval determines the resort's customer satisfaction index and participation in Interval's prior recognition programs. Recognized resorts are then subject to periodic inspection and customer evaluations and must comply with the program's service and quality criteria to retain their status. Approximately 40% of Interval Network resorts available for exchange have been recognized as either a Select or Premier Resort for 2008.

  •
  Operational Support.  Interval also makes available a comprehensive array of back-office servicing solutions to resort developers and resorts. For example, for an additional fee, Interval provides internal reservation services, pursuant to which Interval acts as the facilitator of both internal club and resort reservations, and billing and loan servicing services, pursuant to which Interval collects property maintenance fees and other amounts due to developers or homeowner's associations.

  In addition, through consulting arrangements, Interval assists resort developers in the design of vacation programs for owners of vacation interests. Such programs, which may include a wide range of flexible-use plans, as well as point-based programs and vacation clubs, are tailored to the specific needs of the relevant developer and/or resort. In connection with the design of these programs, Interval undertakes a comprehensive analysis of the existing operations and intended growth plan of the relevant developer or resort, and then works closely with the developer or resort to design and implement a tailored program.

Vacation Rental and Property Management Services

        ILG operates a Hawaiian-based vacation rental and property management business through RQH. RQH provides vacation property rental, real estate brokerage and related services (including common area management services for condominium projects), as well as property management services to resorts and hotels in Hawaii.

  Vacation Rental and Related Property Management Services

        RQH provides vacation property rental services for condominium owners. These rental properties are generally investment properties, and, to a lesser extent, second homes, owned by individuals who contract with RQH directly to manage, market and rent their properties, generally pursuant to short-term agreements. RQH also offers such owners a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability.

        RQH secures guests for its vacation rentals primarily through long-standing relationships with travel partners, including wholesalers, retail travel agents and online travel intermediaries. RQH also conducts direct online marketing initiatives to reach consumers directly through its websites,

www.resortquesthawaii.com and www.rqmaui.com. As an additional distribution channel, RQH also makes units available to Interval for use in its Getaway Program.

  Property Management Services

        RQH also provides property management services for owners of condominium and hotel management services to owners of traditional hotels. Condominium hotels generally offer the same type of services offered by hotels and resorts, plus certain comforts of home, such as kitchens or kitchenettes, separate seating or living room areas and in suite, private bedrooms, with actual services and features varying by property. Generally, property management services are provided pursuant to exclusive agreements with terms ranging from one to five years, many of which are automatically renewable.

        RQH revenues are derived principally from management fees for vacation property rental services and property management services. Property management fees consist of a base management fee and, in some instances, an incentive fee based on a percentage of gross operating profits, net operating income or other similar metric. Property management agreements may provide that owners receive a specified portion of the revenues generated while the relevant properties are under RQH management. In these cases, the operating expenses for the rental operation are paid from the revenues generated by the rentals, the owners are then paid their contractual percentages and RQH either retains the balance (if any) as its management fee or makes up the deficit. Revenues are also derived from fees for hotel management services.

Marketing and Technology

        The success of the Interval business depends, in significant part, on the continued growth of the vacation ownership industry. As a result, Interval markets its products and services to resort developers and other parties in the vacation ownership industry through a series of business development initiatives. For nearly ten years, Interval has organized and co-sponsored a proprietary, multi-day informational seminar, currently known as the Vacation Ownership Investment Conference ("VOIC"), where real estate developers, hospitality companies and others contemplating entry into the vacation ownership industry can meet and network with industry leaders, as well as participate in educational panels on various vacation ownership issues, such as property and program planning, financing and regulatory requirements. This seminar is offered annually at locations in regions that Interval views as potential market opportunities for vacation ownership development. Through these programs, Interval works to strengthen and expand the vacation ownership industry through the education and support of viable new entrants. Interval has also maintained leadership roles in various industry trade organizations throughout the world since their inception, through which it has been a driving force in the promotion of constructive legislation, both in the U.S. and abroad, principally aimed at creating or enhancing consumer protection in the vacation ownership industry.

        Given that the success of Interval is dependent, in significant part, on its ability to secure vacation ownership accommodations and attract new members to its exchange programs, Interval also targets its sales and marketing efforts more directly at resort developers and prospective owners of vacation interests. In doing so, Interval not only promotes the benefits of the Interval Network and its value-added services, but also markets itself to resort developers as a provider of operational and sales and marketing support services. Interval's sales and services personnel proactively seek to establish strong relationships with developers during the early stages of the development of a particular resort by providing input on consumer preferences based upon years of experience. In addition, given its long-standing relationships with others within the vacation ownership industry, Interval is often able to refer resort developers to quality providers of a wide range of planning and operational resources. Interval believes that it has established a strong reputation within the vacation ownership industry as being highly responsive to the needs of resort developers and owners of vacation interests.

        Interval maintains developer and consumer marketing departments, both of which are based in ILG's global headquarters in Miami, Florida. International marketing expertise is provided primarily by London-based employees, with input and local expertise being provided by employees in local and regional offices worldwide. These departments are responsible for implementing Interval's overall marketing strategy and developing the materials that are necessary to secure new relationships with resort developers and resorts and obtain new members, as well as promote membership renewals, exchange opportunities and other value-added services to existing members.

        Important to the success and continued growth of the RQH business is its ability to source vacationers interested in booking vacation properties made available through its vacation rental and property management services. RQH markets vacation rental opportunities through online travel intermediaries and other distribution channels, as well as through dedicated property sales, field sales personnel and Interval.

        Interval's success also depends, in part, on its ability to provide prompt, accurate and complete service to its members through voice and data networks and proprietary and third party information systems. The technology platform for the Interval Network is a proprietary, custom developed enterprise application and database that manages all aspects of membership, exchange and Getaway Program transaction processing and inventory management. Interval also uses advanced telecommunications systems and technologies to promptly respond and efficiently route member calls. Interval also operates consumer websites for its members, such as www.IntervalWorld.com and www.PreferredResidences.com, while RQH offers vacation rentals to non-member vacationers through www.ResortQuestHawaii.com.

Industry Overview and Trends

        The hospitality industry is a major component of the travel industry, which is affected by the performance of the U.S. economy. The hospitality industry includes the segments in which ILG businesses operate. In 2007, domestic and international travelers spent an estimated $740 billion in the U.S. for business and leisure travel of 50 miles or more, as compared to $699 billion in 2006 and $654 billion in 2005.

        Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns as factors, including the increased costs of transportation due to increased fuel prices and the overall financial instability of the airline industry and associated air carrier bankruptcies, adversely impact consumers' decisions to use and consume travel services. See "Risk Factors Relating to the Business of ILG Following the Spin-Offs—Adverse Events and Trends."

        Vacation ownership is the segment of the hospitality industry that encompasses the development, operation and sale of vacation interests in traditional timeshare regimes, fractional products, private residence clubs, condo hotels and other forms of shared ownership, and, in some instances, whole ownership. Vacation ownership sales (excluding sales of fractional, private residence club, destination club and whole ownership products) in the U.S. for 2007 are approximately $10.6 billion, as compared to $10.0 billion in 2006 and $8.6 billion in 2005, although much of this growth was driven by higher sales prices. U.S. sales of fractional products, private residences and destination club products were approximately $2.3 billion in 2007, as compared to $2.1 billion in 2006 and $2.0 billion in 2005.

        The tightening of credit available to both vacation property developers and purchasers could result in the development of fewer vacation ownership and vacation rental properties (and in the case of existing vacation ownership and vacation rental properties, fewer potential purchasers). This factor, plus the potential for increased default rates among current vacation interest owners, could have a negative impact on the number of Interval members and could have a material adverse effect on the vacation ownership and vacation rental industries. See "Risk Factors Relating to the Business of ILG Following the Spin-Offs—Adverse Events and Trends."

  Vacation Ownership Membership Services

        The vacation ownership membership services industry provides owners of vacation interests with flexibility and choice by providing them access to alternative accommodations through exchange networks encompassing a wide variety of resorts. There are two principal providers of vacation ownership membership services in the global vacation membership services industry, Interval and RCI LLC, a subsidiary of Wyndham Worldwide Corp. According to a study published in 2008 by ARDA International Foundation, 99% of all U.S.-based vacation ownership resorts that participated in such study were participants in an exchange network offered by Interval or RCI or both.

        Growth in the vacation ownership membership services industry is driven primarily by the number of vacation interests sold to new purchasers. In 2008, the number of U.S.-based households that owned vacation interests increased to approximately 4.7 million, an increase of approximately 300,000 households, from the number reported for 2007. Continued growth is expected to be driven by:

  •
  increased consumer awareness and acceptance of the value and benefits of the ownership of vacation interests;

  •
  adoption of constructive legislation and regulations internationally that improve consumer protection and allow businesses to operate profitably, including a recent announcement by the Government of Dubai that it will shortly issue its first set of vacation ownership regulations;

  •
  the entry of additional independent developers and brand-name hospitality companies into the vacation ownership industry, which will increase the number of vacation interests available for sale; and

  •
  reported demand for vacation ownership products in the U.S. Industry sources estimate that approximately 5% of all adult leisure travelers familiar with the concept of timeshares have expressed an interest in acquiring a vacation interest at some point before February 2010, which equates to an estimated potential market consisting of approximately 6.0 million potential purchasers, less than 15% of whom are estimated to already own a vacation interest.

        The vacation ownership membership services industry growth is driven by the continued development and offering of new vacation ownership accommodations and alternative vacation ownership related products. For example, industry studies suggest that developers are selling more biennial products, whereby owners of vacation interests have access to their accommodations during alternating years. While these trends may have a positive impact on the average number of potential new members of exchange programs, the alternating annual ownership associated with these products could adversely impact average revenue per member across the industry.

  Vacation Rental and Property Management Services

        ILG believes that the overall supply of vacation rental properties has been increasing as a result of the growth in second/vacation home ownership and the increasing desire among many owners to rent their properties for additional income. An increasing percentage of vacation home purchasers have cited the ability to generate rental income as a motivating factor for their purchase decision. Property management and vacation rental companies facilitate the rental process by handling most, if not all, aspects of interaction with vacationers. ILG believes growth in the marketplace is due, in some part, to the numbers of resorts entering the condo space as a means to capitalize on overall property construction through the upfront sales of vacation condos.

        Vacation rental properties are also growing in number due to the increasing popularity of renting non-hotel accommodations among consumers. Condominium accommodations typically provide substantial value to consumers seeking more than a nightly stay, as they offer families greater space and convenience than a traditional hotel room by offering separate living, sleeping and eating quarters.

Continued growth in leisure travel, as well as improved product awareness and consumer convenience through direct and indirect online distribution channels, is also expected to drive this growth.

        Currently, ILG offers vacation rental and property management services in Hawaii through RQH. According to the Hawaii Department of Business, Economic Development & Tourism, approximately 7.5 million visitors traveled to Hawaii in 2006, with the same number estimated to have visited in 2007. ILG believes that Hawaii will continue to be a sought after destination for vacationers.

Competition

        The two principal companies in the global vacation ownership membership services industry, Interval and RCI, aggressively compete for developer and consumer market share. Other third parties operate in this industry, but generally outside of the context of value-added membership programs offered at point-of-sale. While the operations of these third parties are generally smaller and more regional in nature, at least one operates on a global basis. Interval also faces increasing competition from points-based vacation clubs and large resort developers, which may elect to operate their own internal exchange systems to facilitate exchanges for owners of vacation interests at their resorts as they increase in size and scope. In addition, increasingly, vacation clubs and large resort developers are forging direct relationships with other developers.

        Interval believes that developers generally choose to affiliate with an exchange network based on:

  •
  the perceived quality of resorts participating in the network, which is characterized by the desirability of numerous locations, quality of accommodations and the amenities and services available;

  •
  the level of service provided to members;

  •
  the range and level of support services provided to developers;

  •
  the flexibility of the exchange program;

  •
  the costs for annual membership and exchanges; and

  •
  continuity of management.

        Developers affiliated with Interval and/or RCI collectively represent approximately 99% of the vacation ownership resorts in the U.S. Based on the annual disclosure statements filed by RCI and Interval for the year ended December 31, 2007, on a global basis, Interval held approximately 38% of the resorts and 35% of the members participating in exchange networks operated by these companies and RCI held the remainder. Accordingly, RCI is the larger provider of vacation ownership member services with a larger exchange network. Through the resources of its corporate affiliates, particularly Wyndham Vacation Ownership, Inc., itself engaged in vacation ownership sales, RCI may have greater access to a significant segment of new purchasers of vacation interests.

        While overall Interval's primary competitor has a greater number of resorts in its exchange network and reports a larger number of owners of vacation interests participating in its vacation ownership membership programs, Interval believes that it has distinguished itself as the vacation ownership membership service provider of choice with developers of high quality vacation properties and their owners, based primarily on the quality of the resorts in the Interval Network and related services provided by these resorts, coupled with its continued commitment to attract quality resorts to its exchange networks and foster quality vacation experiences for its members. For example, in 2008, Interval launched the Preferred Residences Program, a hospitality-branded membership program for luxury shared ownership resorts and condo hotels.

        RQH's vacation rental business faces competition from other suppliers of travel products and services, hotel operators and local rental agents and its property management business is also highly competitive in that there are low barriers to entry.

Employees

        As of December 31, 2007, ILG had approximately 2,800 employees worldwide. With the exception of a limited number of housekeeping employees at one property in Hawaii and a few member services employees in Argentina, Italy, Mexico and Spain, employees are not represented by unions or collective bargaining agreements. ILG believes that relationships with its employees are generally good.

Properties

        ILG conducts operations through 29 offices in 17 countries, of which 8 locations are within the U.S. and 21 locations are outside of the U.S. ILG's global headquarters which is located in Miami, Florida and occupies approximately 100,000 square feet of office space under a long-term lease expiring in July 2016. Interval also operates a call center in Miami that is approximately 60,000 square feet under a long-term lease expiring in December 2020. Interval's European headquarters is located in London, England and occupies approximately 24,400 square feet of office space under a long-term lease which expires in May 2016, while its Asian headquarters are located in Singapore and occupies approximately 3,000 square feet of office space, the current term of which expires in September 2009, subject to automatic renewal.

        RQH's property management headquarters is located in Honolulu, Hawaii and occupies approximately 25,000 square feet of office space under a lease expiring in October 2009. Activities have commenced to source and secure alternative premises upon the termination of the existing lease.

CAPITALIZATION

        The following table presents ILG's cash and cash equivalents and capitalization as of March 31, 2008 on an historical basis and on an unaudited pro forma basis for the separation and the financing. The borrower under the financings will be Interval Acquisition Corp., the existing IAC subsidiary through which IAC has directly and indirectly conducted the businesses of ILG. Following the financing, Interval Acquisition Corp. will pay a dividend to IAC, after which Interval Acquisition Corp. will be contributed to ILG. The dividend will consist of approximately $86.5 million in cash and $300 million of aggregate principal amount of the Interval Senior Notes. This structure will be utilized principally because ILG believes it provides greater financial and transactional flexibility. Pro forma for the separation and the financing includes the $450 million in indebtedness that ILG expects to hold at separation. In connection with the separation, ILG is expected to distribute the net proceeds of the financing to IAC except for $50 million which it will retain. ILG will also retain its international cash which is approximately $69.2 million as of March 31, 2008. The separation of ILG and the related financing transactions are described in the notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet under the Unaudited Pro Forma Condensed Consolidated Financial Statements as if the separation and the related transactions and events had been consummated on March 31, 2008.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and ILG believes such assumptions are reasonable under the circumstances.

        This table should be read in conjunction with "Selected Historical Financial Data," "Transfers to IAC and Financing," "Description of Capital Stock of ILG," "Management's Discussion and Analysis of Financial Condition and Results of Operations of ILG," the consolidated financial statements of ILG and the "Unaudited Pro Forma Condensed Consolidated Financial Statements" and accompanying notes included in this Prospectus.

        The table below is not necessarily indicative of ILG's cash and cash equivalents and capitalization had the separation and the related financing transactions been completed on March 31, 2008. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had ILG been operating as an independent, publicly-traded company at that date and is not necessarily indicative of ILG's future capitalization or Prospectus.

	As of March 31, 2008
	Historical	Unaudited Pro Forma for the Separation and Financing
	(In millions)
Cash and cash equivalents	$69	$119

Long-term debt:
Revolving Credit Facility(1)	$—	—
Term Loan Facility	—	150
Senior Notes 9.5% due 2016(2)	—	277

Total long-term debt	—	427

Shareholders' equity	508	145

Total capitalization	$508	$572

(1)
Revolving credit facility provides for borrowing of up to $50 million, none of which is expected to be borrowed on the closing date.

(2)
Net of $23.5 million of original issue discount.

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents summary selected historical consolidated financial information for Interval Leisure Group, Inc. ("ILG"). This data was derived, in part, from the historical consolidated financial statements of ILG included elsewhere in this document and reflects the operations and financial position of ILG at the dates and for the periods indicated. The information in this table should be read in conjunction with the consolidated financial statements and accompanying notes and other financial data pertaining to ILG included herein. However, this financial information does not necessarily reflect what the historical financial position and results of operations of ILG would have been had ILG been a stand-alone company during the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2007(1)	2006	2005	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)	2007 (unaudited)
	(In thousands)
Statement of Operations Data:
Revenue	$360,407	$288,646	$260,843	$242,101	$206,453	$115,937	$86,433
Operating income	106,566	86,128	72,824	49,624	24,507	38,964	31,829
Net income	71,056	58,043	49,243	31,730	14,918	24,808	21,149
	December 31,					March 31,
	2007(1)	2006	2005 (unaudited)	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)
	(In thousands)
Balance Sheet Data (end of period):
Working capital (deficit)	$(12,712)	$(43,204)	$(37,578)	$(29,161)	$(23,981)	$(7,778)
Total assets	922,617	767,677	783,032	789,383	799,847	933,905
Minority interest	512	—	—	—	—	520
Shareholders' equity	513,367	408,887	439,947	467,746	522,577	507,549

(1)
Includes the results of ResortQuest Hawaii and ResortQuest Real Estate of Hawaii, (collectively referred to herein as "RQH"), since its acquisition on May 31, 2007.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following Unaudited Pro Forma Condensed Consolidated Financial Statements of Interval Leisure Group, Inc. and subsidiaries ("ILG") reflect adjustments to the historical consolidated financial statements of ILG to give effect to the separation and related financing transactions described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements as of March 31, 2008 for the Unaudited Pro Forma Condensed Consolidated Balance Sheet and as of January 1, 2007 and January 1, 2008 for the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and ILG believes such assumptions are reasonable under the circumstances.

        The following Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements of ILG and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of ILG included in this Prospectus.

        These Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of ILG's results of operations or financial condition had the separation and related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had ILG been operating as an independent publicly traded company during such periods. In addition, they are not necessarily indicative of ILG's future results of operations or financial condition.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$69,242	$136,500	(a)	$119,242
		(86,500)	(b)
Other current assets	95,918	—		95,918

Total current asset	165,160	50,000		215,160
Non-current assets	768,745	13,500	(a)	782,245

TOTAL ASSETS	$933,905	$63,500		$997,405

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Current liabilities	$172,938	$—		$172,938
Long-term debt	—	150,000	(a)	426,500
		276,500	(b)
Other long-term liabilities	252,898	—		252,898
Minority interest	520	—		520
SHAREHOLDERS' EQUITY:
Common shares, $0.01 par value, 300,000,000 authorized; 55,747,109 issued and outstanding on a pro forma basis	—	557	(b)	557
Additional paid-in capital	—	142,831	(b)	142,831
Invested capital	726,760	(726,760)	(b)	—
Receivables from IAC and subsidiaries	(467,664)	467,664	(b)	—
Retained earnings	247,292	(247,292)	(b)	—
Accumulated other comprehensive income	1,161	—		1,161

Total shareholders' equity	507,549	(363,000)		144,549

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$933,905	$63,500		$997,405

The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$115,937	$—		$115,937
Operating expenses	76,973	1,728	(c)	79,467
		766	(d)

Operating income	38,964	(2,494)		36,470
Other income (expense):
Interest income	2,016	(1,276)	(e)	740
Interest expense	(60)	(10,590)	(f)	(10,650)
Other expense	(500)	—		(500)

Total other income (expense), net	1,456	(11,866)		(10,410)

Earnings before income taxes and minority interest	40,420	(14,360)		26,060
Income tax provision	(15,604)	5,561	(g)	(10,043)
Minority interest in income of consolidated subsidiaries	(8)	—		(8)

Net income	$24,808	$(8,799)		$16,009

Pro forma earnings per share:(h)
Basic earnings per share				$0.29
Diluted earnings per share				$0.28

The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$360,407	$—		$360,407
Operating expenses	253,841	7,312	(c)	264,216
		3,063	(d)

Operating income	106,566	(10,375)		96,191
Other income (expense):
Interest income	10,345	(7,718)	(e)	2,627
Interest expense	(205)	(42,361)	(f)	(42,566)
Other expense	(606)	—		(606)

Total other income (expense), net	9,534	(50,079)		(40,545)

Earnings before income taxes and minority interest	116,100	(60,454)		55,646
Income tax provision	(45,032)	23,413	(g)	(21,619)
Minority interest in income of consolidated subsidiaries	(12)	—		(12)

Net income	$71,056	$(37,041)		$34,015

Pro forma earnings per share:(h)
Basic earnings per share				0.60
Diluted earnings per share				0.57

The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)
In connection with the separation, ILG raised $150 million through a secured credit facility (the "Term Loan"), in addition, ILG negotiated a $50 million revolving credit facility (the "RCF"). The total costs incurred in connection with the issuance of the Interval Senior Notes and borrowings under the Term Loan and establishing the RCF are estimated to be $13.5 million. The net proceeds are approximately $136.5 million. The Interval Senior Notes have a maturity of eight years from the date of issuance and the Term Loan and RCF have five years terms. The interest rate on the Interval Senior Notes is 9.5% and LIBOR plus 2.75% for the Term Loan. The RCF has a fee of 0.50% for the unused portion.

(b)
To effect the terms of the separation as follows:

(i)
The transfer of approximately $86.5 million in cash to IAC prior to ILG's separation from IAC, from the financing referred to in note (a) above. ILG will retain $50 million in proceeds from the financings as well as its international cash, which is approximately $69.2 million as of March 31, 2008;

(ii)
The transfer of $300 million of aggregate principal amount of the Interval Senior Notes, net of $23.5 million of original issue discount.

(iii)
The extinguishment of the receivable from IAC and subsidiaries; and

(iv)
The issuance of 55.7 million shares to effect the transfer of the ownership of ILG from IAC to IAC's shareholders based upon an expected exchange ratio of 1/5th of a share of ILG for each share of IAC and the number of IAC common shares outstanding as of March 31, 2008 before giving effect to the 1 for 2 reverse stock split of IAC shares that is expected to be effected in connection with the separation.

(c)
ILG expects to incur additional cost related to being a stand-alone, public company. These costs have been estimated to be $8.3 million on an annual basis. These costs relate to the following:

•
additional personnel including accounting, tax, treasury, internal audit and legal personnel;

•
professional fees associated with audits, tax and other services;

•
increased insurance premiums;

•
increased health and welfare benefit costs;

•
costs associated with a board of directors;

•
increased franchise taxes, stock exchange listing fees, fees for preparing and distributing periodic filings with the Securities and Exchange Commission; and

•
other administrative costs and fees.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  The total costs referred to above were compared to the corporate allocations from IAC for the three months ended March 31, 2008 and for the year ended December 31, 2007 in order to determine the incremental costs expected to be incurred for each period as follows:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Estimated stand-alone, public company costs	$2,043	$8,345
Less: corporate allocations	(315)	(1,033)

Incremental costs of being a stand-alone, public company	$1,728	$7,312

        The significant assumptions involved in arriving at these estimates include:

  •
  the number of additional personnel required to operate as a public company and the compensation level with respect to each position;

  •
  the level of additional assistance ILG will require from professional service providers;

  •
  the increase in insurance premiums as a stand-alone public company;

  •
  the increase in health and welfare costs as a stand-alone entity; and

  •
  the type and level of other costs expected to be incurred in connection with being a stand-alone, public company.

  This amount excludes the $1.1 million of estimated one-time recruiting fees; professional fees for legal and tax services (e.g. initial benefit plan design); and other costs (e.g. initial stock exchange listing fees) expected to be incurred in initially establishing ILG as a stand-alone, public company. These costs are therefore not expected to recur.

  The information presented above in note (c), with respect to the costs that ILG expects to incur as a stand-alone, public company, is forward looking information within the meaning of "Forward-Looking Statements" as described on pages 21-22 of this Prospectus.

(d)
To reflect the additional compensation expense associated with equity-based awards that will be granted only upon consummation of the separation.

  The awards related to the consummation of the separation are expected to be granted to certain members of executive management of ILG in the form of restricted stock units ("RSUs"). The issuance of these awards is contingent upon the consummation of the separation. The expense related to these awards is included as a pro forma adjustment because they will vest over four years and will therefore have an impact on the ongoing operations of ILG. The aggregate estimated value of the awards is being amortized to expense on a straight-line basis over the four year vesting period of the awards. This does not reflect non-recurring compensation expense related to modifications of existing IAC RSUs that will be made in connection with the separation described below.

  The modification related to IAC issued RSUs relates to the accelerated vesting, upon the consummation of the separation, of all RSUs granted prior to August 8, 2005 and all awards that were scheduled to vest prior to February 28, 2009. The estimated expense of $3.3 million is the previously unrecognized expense associated with these awards. The expense is treated as

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  non-recurring because after the separation no future service is required with respect to these awards.

  There may be additional stock-based awards granted in connection with the separation but the amount of such awards, if any, has not yet been determined and no expense with respect thereto has been reflected herein.

(e)
To reflect the elimination of intercompany interest income allocated by IAC to ILG.

(f)
This reflects the incremental interest expense related to the financing referred to in note (a) and the issuance of the Interval Senior Notes described in note (b) above. It includes interest expense at an effective rate of 11.0% on the Interval Senior Notes and LIBOR plus 2.75% on the Term Loan, LIBOR is assumed to be 2.80%, the aggregate assumed rate is therefore 5.55%. It also reflects expense at 0.50% on the RCF which is assumed to be unused. The interest expense calculation includes the amortization of debt issuance costs over the applicable term of each portion of the financing. The interest rates are based upon current assumptions, which with respect to the Interval Senior Notes is based upon the pricing of the Interval Senior Notes on July 17, 2008. An assumed 25 basis point change in the interest rate would result in an increase or decrease to interest expense of $0.8 million for the Interval Senior Notes and $0.4 million for the Term Loan.

(g)
To reflect the tax effect of the pro forma adjustments at an assumed effective tax rate of 38.7% which represents a federal statutory tax rate of 35% and a state effective statutory tax rate of 3.7%.

(h)
Earnings per share and weighted average shares outstanding reflect the historical number of common shares used to calculate IAC's earnings per share, adjusted based on an expected exchange ratio of 1/5th of a share of ILG for each share of IAC before giving effect to the 1 for 2 reverse stock split for IAC shares that is expected to be effected in connection with the separation. These amounts reflect the outstanding equity-based awards that were included in IAC's dilutive earnings per share calculation. Pro forma earnings per share is calculated using the following:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Net income	$16,009	$34,015

Basic shares outstanding—weighted average shares	55,753	57,137
Other dilutive securities including stock options, warrants and restricted stock and share units	1,496	2,729

Diluted shares outstanding—weighted average shares	57,249	59,866

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ILG

        The following discussion describes the financial condition and results of operations of Interval Leisure Group, Inc. ("ILG") as though ILG were a separate company as of the dates and for the periods presented and includes the businesses, assets and liabilities that will comprise ILG following the spin-off.

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying ILG as one of those five companies. We refer to the separation transaction herein as the "spin-off". In connection with the spin-off, ILG was incorporated as a Delaware corporation in May 2008. ILG currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, ILG will consist of Interval and ResortQuest Hawaii and ResortQuest Real Estate of Hawaii, collectively referred to herein as "RQH", which was acquired on May 31, 2007, the businesses that formerly comprised IAC's Interval segment. The businesses to be operated by ILG following the spin-off are referred to herein as the "ILG Businesses".

Basis of Presentation

        The historical consolidated financial statements of ILG and its subsidiaries and the disclosure set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations of ILG reflect the contribution or other transfer to ILG of all of the subsidiaries and assets and the assumption by ILG of all of the liabilities relating to the ILG Businesses in connection with the spin-off, and the allocation to ILG of certain IAC corporate expenses relating to the ILG Businesses. Accordingly, the historical consolidated financial statements of ILG reflect the historical financial position, results of operations and cash flows of the ILG Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the ILG Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for ILG on an as if stand-alone, separate tax return basis. Intercompany transactions and accounts have been eliminated.

        In the opinion of ILG's management, the assumptions underlying the historical consolidated financial statements of ILG are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of ILG would have been had ILG been a stand-alone company during the periods presented.

MANAGEMENT OVERVIEW

        ILG is a leading provider of membership services, primarily to the vacation ownership industry, through Interval. With the acquisition of RQH in May 2007, ILG also entered the vacation rental and property management services industry.

Sources of Revenue

        Vacation ownership membership services revenue is generated primarily from membership fees and transactional fees paid for exchange and Getaway transactions (i.e., confirmed vacations). Interval typically enters into multi-year contracts with developers of vacation ownership resorts, pursuant to which the developers agree to enroll all purchasers of vacation interests at the applicable resort as members of Interval's exchange programs. In return, Interval provides enrolled purchasers with the ability to exchange the use and occupancy of their vacation interest at the home resort (generally for periods of one week) for the right to occupy accommodations at a different resort participating in Interval's network or at the same resort during a different period of occupancy. Members are also generally eligible to participate in the program's other value-added member services. Resort developers generally remit Interval's initial basic membership fee and, where applicable, upgraded membership fees, on behalf of their respective owners for membership periods ranging from one to five years at the time the vacation interests are sold. In most cases, vacation interest owners are responsible for renewing their memberships and paying related fees. However, some resort developers have incorporated Interval's membership fees into their annual assessments and these owners' memberships are renewed annually by the developer during the period of the resort's participation in the Interval network. In connection with its vacation ownership membership services business, Interval also provides travel-related services for members residing in the United States and the United Kingdom directly and in other selected servicing regions through the use of third parties, as well as support, consulting and back-office services for developers participating in the Interval exchange programs. Through Interval's Getaway program, members may rent resort accommodations for a fee, plus applicable taxes, without relinquishing the use of their vacation interests. For the year ended December 31, 2007, ILG's vacation ownership membership services business represented 88% of its revenue.

        ILG, through RQH, also provides vacation rental and property management services for owners of condominium hotels and hotel management services to owners of traditional hotels. Revenue from RQH is derived principally from management fees for vacation rental services and property management services. Property management fees consist of a base management fee and, in some instances, an incentive fee. Property management agreements may provide that owners receive a specified portion of the revenue generated while the relevant properties are under RQH management. In these cases, the operating expenses for the rental operation are paid from the revenue generated by the accommodations rentals. The owners are then paid their contractual percentages, and RQH either retains the balance (if any) as its management fee or is required to make up the deficit. Revenue is also derived from fees for hotel management services. For the year ended December 31, 2007, ILG's vacation rental and property management services business represented 12% of its consolidated revenue for the seven month period following RQH's acquisition on May 31, 2007.

Channels of Distribution; Marketing Costs

        ILG markets and offers services directly to customers through call centers and branded websites allowing customers to transact directly with ILG in a convenient manner. ILG also markets its value-added, operational and sales and marketing support services directly to developers and the benefits of membership directly to prospective members. ILG also markets and distributes its services through its various customer and industry publications and through third party distribution channels, including, without limitation, online travel intermediaries and, to a limited degree, via internet search engines.

Access to Supply

        ILG's vacation ownership membership services business is dependent upon vacation ownership developers for new members and resort accommodations for use in confirmed vacations, as well as upon members to renew their existing memberships. Its vacation rental and property management business is dependent upon vacation property owners and hotels for vacation properties to manage and rent to vacationers. ILG's businesses have established strong relationships with resort developers, members and managed property owners pursuant to contractual arrangements, although there are no assurances that these historical relationships will continue beyond their contractual term in the future.

International Operations

        ILG continues to seek to expand its vacation ownership membership services business abroad, especially in the Middle East and Asia. International revenue grew approximately 15% in 2007 from 2006. However, as a percentage of total ILG revenue, international revenue was approximately 16% in 2007 and approximately 18% in both 2006 and 2005. This decrease is due to domestic revenue growing at a faster rate during this time period primarily due to the acquisition of RQH in 2007.

Economic and Other Trends and Events; Industry Specific Factors

        Growth in the vacation ownership membership services industry is driven primarily by the number of vacation interests sold to new purchasers. In 2008, the number of U.S.-based households owning vacation interests increased to approximately 4.7 million, an increase of approximately 300,000 households, from the number reported for 2007. Continued growth is expected to be driven by: (i) increased consumer awareness and acceptance of the value and benefits of the ownership of vacation interests (ii) adoption of constructive legislation and regulations internationally that improve consumer protection and allow businesses to operate profitably; (iii) the entry of additional independent developers and brand-name hospitality companies into the vacation ownership industry, which will increase the number of vacation interests available for sale; and (iv) reported demand for vacation ownership products in the U.S., whereby an estimated 5% of all adult leisure travelers familiar with the concept of timeshares have expressed an interest in acquiring a vacation interest at some point before February 2010 which equates to an estimated potential market consisting of approximately 6.0 million potential purchasers less than 15% of whom are estimated to already own a vacation interest. The vacation ownership membership services industry growth is also driven by the continued development and offering of new vacation ownership accommodations and alternative vacation ownership related products.

        ILG believes that the overall supply of vacation rental properties has been increasing as a result of the growth in second/vacation home ownership and the increasing desire among many owners to rent their properties for additional income. An increasing percentage of vacation home purchasers have cited the ability to generate rental income as a motivating factor for their purchase decision. Property management and vacation rental companies facilitate the rental process by handling most, if not all, aspects of interaction with vacationers. ILG believes growth in the marketplace is due, in some part, to the numbers of resorts entering the condo space as a means to capitalize on overall property construction through the upfront sales of vacation condos. Condominium accommodations typically provide substantial value to the consumer seeking more than a nightly stay, as they offer families greater space and convenience than a traditional hotel room by offering separate living, sleeping and eating quarters. Continued interest in leisure travel, as well as improved product awareness and customer convenience through direct and indirect online distribution channels, is also expected to drive this growth.

Recent Developments; 2008 Second Quarter Results

        IAC has released its consolidated earnings for the three months ended June 30, 2008 and filed its Form 10-Q for the quarter ended June 30, 2008 with the Commission. The financial information for ILG presented therein is not prepared on a basis consistent with that used in the preparation of the consolidated financial information of ILG presented herein because the financial information of ILG in this Prospectus includes:

  •
  allocations of stock based compensation expense;

  •
  allocation of IAC corporate expenses;

  •
  the calculation of income taxes on a stand-alone, separate return basis; and

  •
  footnotes and other disclosures required for this information to be presented in accordance with generally accepted accounting principles.

        The preparation and review of the allocations related to stock-based compensation expense and IAC corporate expenses and the calculation of income taxes and the preparation of the required footnotes and other disclosures is not yet complete as IAC's financial personnel have been principally focused on IAC's reporting requirements for the quarter ended June 30, 2008.

        The reported financial results for ILG, as presented below, are as reported in IAC's consolidated financial statements and will differ from those presented in this Prospectus for ILG on a standalone basis as explained above.

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Change
	($ in millions, except for operating metrics)
Revenue	$103.2	$85.9	20%
Operating income	$28.2	$27.8	1%
Operating metrics (in thousands):
Members	1,995	1,926	4%
Confirmations(a)	259	245	6%
Share of confirmations online(a)	27%	25%

(a)
Excludes bookings for ResortQuest Hawaii from non-Interval members.

        Revenue reflects a $9 million net year-over-year contribution from ResortQuest Hawaii, acquired on May 31, 2007. Revenue and operating income growth were driven by strong transaction revenue, due to 6% growth in member transaction volume and a 4% increase in members. Operating income grew at a slower rate than revenue primarily due to the inclusion of ResortQuest Hawaii, which was adversely impacted by a double digit decrease in flights to Hawaii during the period, due in part to the bankruptcy of two low cost airlines serving the region. Operating income was further impacted by higher operating expenses, primarily related to the shift in timing of an industry conference from the first quarter of 2007 to the second quarter of 2008, additional expenses associated with becoming a public company, and increased personnel and training costs to service a new contract in advance of revenue from that contract.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Revenue

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Interval	$318,370	10%	$288,646	11%	$260,843
RQH	42,037	N/A	N/A	N/A	N/A

Total revenue	$360,407	25%	$288,646	11%	$260,843

        Revenue in 2007 increased $71.8 million, or 25%, from 2006 primarily due to the acquisition of RQH on May 31, 2007, which contributed $42.0 million to ILG's revenue in 2007. Excluding RQH, revenue grew 10%. This was driven by a 13% growth in revenue from confirmed vacations and a 10% increase in membership revenue. Confirmed vacations revenue, which includes transactional fees paid for exchange and Getaway transactions (i.e. vacations), increased due to a 6% increase in volume, as well as a higher average fee compared to the prior year. Membership revenue grew due to a 6% increase in active members reflecting strong new member growth combined with a sustained retention rate. Total active members increased by 0.1 million from 2006 to approximately 2.0 million.

        Revenue in 2006 increased $27.8 million, or 11%, from 2005 primarily due to a 5% increase in confirmed vacations and higher average fees in the vacation ownership membership services business. Total active members increased 4% to nearly 1.9 million.

        ILG cannot say with certainty how an additional increase in fees for vacations in 2008 would impact growth of vacation ownership interests. Historically, when ILG has increased fees its active members and confirmed vacations have continued to increase.

Cost of Sales

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Cost of sales	$100,799	52%	$66,293	9%	$60,794
As a percentage of total revenue	28%	500 bp	23%	(34) bp	23%
Gross margins	72%	(500) bp	77%	34 bp	77%

        Cost of sales consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in servicing Interval's members as well as the cost of rental inventory for confirmed vacations. In 2007, due to the acquisition of RQH, cost of sales also includes compensation and other employee-related costs for personnel engaged in providing services to property owners and/or guests.

        Cost of sales in 2007 increased $34.5 million from 2006, primarily due to the acquisition of RQH, which contributed $29.6 million to ILG's cost of sales. Gross margins decreased 6% principally due to the inclusion of RQH. Excluding the impact of RQH, cost of sales increased $4.9 million in 2007 primarily due to an increase of $4.6 million in the cost of rental inventory for use in confirmed vacations.

        Cost of sales in 2006 increased $5.5 million from 2005, primarily due to an increase of $2.3 million in the cost of rental inventory for confirmed vacations and an increase of $1.9 million in compensation and other employee-related costs associated, in part, with an increase in contract labor related to outsourced home-based call center agents.

Selling and marketing expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Selling and marketing expense	$45,835	10%	$41,635	8%	$38,424
As a percentage of total revenue	13%	(171) bp	14%	(31) bp	15%

        Selling and marketing expense consists primarily of commission expense, advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales and sales support functions. Advertising and promotional expenditures primarily include printing and postage costs of directories and magazines, promotions, tradeshows and agency fees.

        Selling and marketing expense in 2007 increased $4.2 million from 2006, primarily due to the acquisition of RQH, which contributed $2.0 million to ILG's selling and marketing expense. Excluding the impact of RQH, selling and marketing expense increased $2.2 million in 2007 primarily due to an increase in compensation and other employee-related costs, partially offset by lower advertising and promotional expenditures.

        Selling and marketing expense in 2006 increased $3.2 million from 2005, primarily due to increases of $2.1 million in commission expense and $0.9 million in compensation and other employee-related costs. The increase in commission expense is principally driven by the increase in revenue described above.

General and administrative expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
General and administrative expense	$71,913	17%	$61,538	9%	$56,213
As a percentage of total revenue	20%	(137) bp	21%	(23) bp	22%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2007 increased $10.4 million from 2006, primarily due to an increase in compensation and other employee-related costs, as well as the impact of the RQH acquisition in 2007, which contributed $2.9 million to ILG's general and administrative expense. Excluding the impact of RQH, general and administrative expense increased $7.5 million in 2007 primarily due to an increase of $6.2 million in compensation and other employee-related costs associated, in part, with an 8% increase in headcount. ILG expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards post spin-off.

        General and administrative expense in 2006 increased $5.3 million from 2005, primarily due to increases of $2.9 million in compensation and other employee-related costs, $0.5 million in facility costs and $0.5 million in professional fees. The increase in compensation and other employee-related costs is primarily due to an increase of $1.7 million in non-cash compensation expense. This non-cash compensation expense is related to equity awards granted by IAC to employees of ILG and is recorded over the vesting period of the awards.

        Effective January 1, 2006, ILG adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. There was no impact to the amount of stock-based compensation recorded in the consolidated statements of operations as ILG had previously adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The majority of stock-based compensation expense is reflected in general and administrative expense. As of December 31, 2007, there was approximately $14.0 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 3.0 years.

Depreciation

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Depreciation	$8,415	7%	$7,832	6%	$7,368
As a percentage of total revenue	2%	(38) bp	3%	(11) bp	3%

        Depreciation in 2007 increased $0.6 million from 2006, primarily due to the acquisition of RQH. Excluding the impact of RQH, depreciation in 2007 was relatively flat.

        Depreciation in 2006 increased $0.5 million from 2005, primarily due to the incremental depreciation associated with certain information technology projects that were placed in service during late 2005 and 2006.

Operating Income Before Amortization

        Operating Income Before Amortization is a Non-GAAP measure and is defined in "ILG's Principles of Financial Reporting".

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating Income Before Amortization	$137,074	20%	$114,634	15%	$99,303
As a percentage of total revenue	38%	(168) bp	40%	164 bp	38%

        Operating Income Before Amortization in 2007 increased $22.4 million from 2006, growing at a slower rate than revenue due primarily to the inclusion of the results of RQH in 2007. Excluding the impact of RQH, Operating Income Before Amortization grew to $129.9 million. This increase is due to the higher revenue noted above and lower advertising and promotional expenditures, partially offset by increases of $7.5 million in general and administrative expense and $4.9 million in cost of sales.

        Operating Income Before Amortization in 2006 increased $15.3 million from 2005, primarily due to the higher revenue noted above and, to a lesser extent, improved operating efficiencies. Vacations confirmed online were 24% during 2006 compared with 21% in 2005. Operating Income Before Amortization was also impacted by increases of $5.3 million in general and administrative expense and $2.3 million in advertising and promotional expenditures.

Operating income

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating income	$106,566	24%	$86,128	18%	$72,824
As a percentage of total revenue	30%	(27) bp	30%	192 bp	28%

        Operating income in 2007 increased $20.4 million from 2006, primarily due to the increase in Operating Income Before Amortization described above, partially offset by an increase of $1.7 million in amortization of intangibles and an increase in non-cash compensation expense. RQH contributed $4.1 million to ILG's operating income in 2007. The increase in amortization of intangibles results from the acquisition of RQH, partially offset by certain intangible assets being fully amortized in 2007.

        Operating income in 2006 increased $13.3 million from 2005, primarily due to the increase in Operating Income Before Amortization described above, partially offset by an increase of $2.0 million in non-cash compensation expense.

Other income (expense)

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Other income (expense):
Interest income	$10,345	16%	$8,914	37%	$6,518
Interest expense	(205)	43%	(357)	43%	(623)
Other expense	(606)	22%	(774)	(185)%	(272)

        Interest income in 2007 increased $1.4 million from 2006, primarily due to higher receivable balances due from IAC and subsidiaries, as well as increased interest earned on higher average cash balances in 2007. Interest income in 2006 increased $2.4 million from 2005 primarily due to higher receivable balances due from IAC and subsidiaries. The increase in the receivable balance is principally due to cash transfers to IAC in connection with IAC's centrally managed U.S. treasury function.

Income tax provision

        ILG recorded income tax provisions of $45.0 million, $35.9 million and $29.2 million, for the years ended December 31, 2007, 2006 and 2005, respectively, which represents effective tax rates of 39%, 38% and 37%, respectively. These tax rates are higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates.

        ILG adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48") effective January 1, 2007. The cumulative effect of the adoption resulted in an increase of $0.2 million to retained earnings. As of January 1, 2007 and December 31, 2007, ILG had unrecognized tax benefits of approximately $4.0 million and $7.3 million, respectively, which included accrued interest of $1.0 million and $1.6 million, respectively.

        By virtue of previously filed separate company and consolidated tax returns with IAC, ILG is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of Interval from September 24, 2002, its date of acquisition by IAC. The statute of limitations for these years has been extended to December 31, 2008. Tax filings in various state, local and foreign jurisdictions are currently under examination, the most significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008. ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.9 million within twelve months of the current reporting date due primarily to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state tax returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2007, ILG had $72.9 million of cash and cash equivalents and restricted cash and cash equivalents, $64.8 million of which is held in foreign jurisdictions, principally the United Kingdom, and is subject to changes in foreign exchange rates. The majority of ILG's cash is in the United Kingdom due to its participation in IAC's centrally managed treasury function in the U.S., its European businesses operating through licensing arrangements with its United Kingdom entity and the reinvestment of the related earnings in the United Kingdom. ILG conducts business in one foreign country where a currency restriction exists. At December 31, 2007 ILG had $5.1 million of cash which can only be repatriated upon the approval of that country's government. ILG has requested approval for a portion of the cash to be repatriated. This request is currently pending.

        Net cash provided by operating activities was $125.6 million and $106.4 million in 2007 and 2006, respectively. The increase of $19.2 million in net cash provided by operating activities is principally due to higher net income and increased deferred revenue. These items were partially offset by increases in accounts receivable and prepaid expenses and other current assets.

        Net cash used in investing activities in 2007 of $208.9 million primarily resulted from acquisitions, net of cash acquired, of $114.1 million, cash transfers to IAC of $84.5 million and capital expenditures of $10.3 million. The cash transfers to IAC relate to IAC's centrally managed U.S. treasury function. Net cash used in investing activities in 2006 of $110.2 was primarily related to cash transfers to IAC of $103.6 million and capital expenditures of $6.7 million.

        Net cash provided by financing activities in 2007 of $112.2 million was primarily due to capital contributions of $114.1 million from IAC to fund ILG's 2007 acquisitions. Cash used in financing activities in 2006 of $0.5 million was primarily due to excess tax benefits from stock-based awards.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Purchase obligations(a)	$10,587	$4,177	$3,150	$2,173	$1,087
Operating leases	74,943	9,333	14,592	12,429	38,589

Total contractual cash obligations	$85,530	$13,510	$17,742	$14,602	$39,676

(a)
The purchase obligations primarily relate to future space purchases.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments*	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Guarantees, surety bonds and letters of credit	$32,612	$25,040	$3,722	$1,806	$2,044

*
Commercial commitments are funding commitments that could potentially require performance in the event of demands by third parties or contingent events, such as under lines of credit extended or under guarantees.

Off-Balance Sheet Arrangements

        Other than the items described above, ILG does not have any off-balance sheet arrangements as of December 31, 2007.

Results of Operations for the Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

Revenue

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Interval	$96,834	12%	$86,433
RQH	19,103	N/A	N/A

Total revenue	$115,937	34%	$86,433

        Revenue in 2008 increased $29.5 million, or 34%, from 2007 primarily due to the acquisition of RQH on May 31, 2007, which contributed $19.1 million to ILG's revenue in 2008. Excluding RQH, revenue grew 12%. This was driven by a 13% growth in revenue from confirmed vacations and a 9% increase in membership revenue. Confirmed vacations revenue, which includes transactional fees paid for exchange and Getaway transactions (i.e. vacations), increased due to a 6% increase in volume as well as a higher average fee compared to the prior year period. Membership revenue grew due to a 4% increase in active members in addition to an increase in average fee. Total active members increased by 0.1 million from 2007 to approximately 2.0 million.

Cost of sales

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Cost of sales	$36,033	90%	$18,944
As a percentage of total revenue	31%	916 bp	22%
Gross margins	69%	(916) bp	78%

        Cost of sales consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in servicing Interval's members as well as the cost of rental inventory for confirmed vacations. Beginning in the second quarter of 2007, due to the acquisition of RQH, cost of sales also includes compensation and other employee-related costs for personnel engaged in providing services to property owners and/or guests.

        Cost of sales in 2008 increased $17.1 million from 2007, primarily due to the acquisition of RQH, which contributed $12.7 million to ILG's cost of sales. Gross margins decreased 7% principally due to the inclusion of RQH. Excluding the impact of RQH, cost of sales increased $4.4 million in 2008 primarily due to increases of $1.9 million in compensation and other employee-related costs and $1.3 million in the cost of rental inventory in order to fulfill confirmed vacations. The increase in compensation and other employee-related costs is due in part to an increase in contract labor related to both in-house and outsourced home-based call center agents.

Selling and marketing expense

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Selling and marketing expense	$12,263	5%	$11,662
As a percentage of total revenue	11%	(292) bp	13%

        Selling and marketing expense consists primarily of commission expense, advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales and sales support functions. Advertising and promotional expenditures primarily include printing and postage costs of directories and magazines, promotions, tradeshows and agency fees.

        Selling and marketing expense in 2008 increased $0.6 million from 2007, due to the acquisition of RQH, which contributed $1.0 million to ILG's selling and marketing expense. Excluding the impact of RQH, selling and marketing expense decreased $0.4 million in 2008 primarily due to decreased advertising and promotional expenditures, partially offset by an increase in compensation and other employee-related costs. The decrease in advertising and promotional expenditures is due in part to the timing of an industry tradeshow.

General and administrative expense

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
General and administrative expense	$19,965	26%	$15,805
As a percentage of total revenue	17%	(106) bp	18%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2008 increased $4.2 million from 2007, primarily due to an increase in compensation and other employee-related costs, as well as the impact of the RQH acquisition in 2007, which contributed $1.4 million to ILG's general and administrative expense. Excluding the impact of RQH, general and administrative expense increased $2.8 million in 2008 primarily due to an increase of $2.1 million in compensation and other employee-related costs associated, in part, with a 6% increase in headcount. ILG expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards in connection with and subsequent to the spin-off.

        General and administrative expense includes non-cash compensation expense of $1.2 million in 2008 compared with $0.3 million in 2007. The increase in non-cash compensation expense is primarily due to equity grants issued subsequent to the first quarter of 2007. As of March 31, 2008, there was approximately $16.4 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is currently expected to be recognized over a weighted average period of approximately 3.3 years (exclusive of the impact of the modification related to the spin-off, which consists of the accelerated vesting of certain unvested restricted stock units).

Depreciation

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Depreciation	$2,235	18%	$1,888
As a percentage of total revenue	2%	(26) bp	2%

        Depreciation in 2008 increased $0.3 million from 2007, primarily due to the incremental depreciation associated with capital expenditures made after the first quarter 2007 and the acquisition of RQH. Excluding the impact of RQH, depreciation increased $0.2 million in 2008.

Operating Income Before Amortization

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Operating Income Before Amortization	$46,836	22%	$38,499
As a percentage of total revenue	40%	(414) bp	45%

        Operating Income Before Amortization in 2008 increased $8.3 million from 2007, growing at a slower rate than revenue due primarily to the inclusion of the results of RQH in 2008. Excluding the impact of RQH, Operating Income Before Amortization grew to $42.9 million. This increase is due to the higher revenue noted above and lower advertising and promotional expenditures, partially offset by increases of $4.4 million in cost of sales and $2.8 million in general and administrative expense.

Operating income

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Operating Income	$38,964	22%	$31,829
As a percentage of total revenue	34%	(322) bp	37%

        Operating income in 2008 increased $7.1 million from 2007, primarily due to the increase in Operating Income Before Amortization described above, partially offset by an increase of $1.0 million in non-cash compensation expense and an increase of $0.2 million in amortization of intangibles. RQH contributed $2.6 million to ILG's operating income in 2008.

Income tax provision

        For the three months ended March 31, 2008 and 2007, ILG recorded tax provisions of $15.6 million and $13.2 million, respectively, which represent effective tax rates of 39% and 38%, respectively. The tax rates for the three months ended March 31, 2008 and 2007 are higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates.

        As of December 31, 2007 and March 31, 2008, ILG had unrecognized tax benefits of approximately $5.7 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $4.9 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. There were no material accruals for interest for 2008. At March 31, 2008, ILG has accrued $1.7 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate ILG and consolidated tax returns with IAC, ILG is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known. ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.9 million within twelve months of the current reporting date due primarily to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2008, ILG had $77.6 million of cash and cash equivalents and restricted cash and cash equivalents, $69.2 million of which is held in foreign jurisdictions, principally the United Kingdom, and is subject to changes in foreign exchange rates. ILG conducts business in a foreign country where currency restriction exists. At March 31, 2008 ILG had $5.5 million of cash which can only be repatriated upon the approval of that country's government. ILG has requested approval for a portion of the cash to be repatriated. This request is currently pending.

        Net cash provided by operating activities declined from $39.0 million in 2007 to $36.5 million in 2008. This decline was due principally to a greater increase in accounts receivable related to various renegotiated contracts in 2008, an increase in prepaid membership costs and a smaller contribution from deferred revenue, partially offset by higher net income.

        Net cash used in investing activities in 2008 of $35.0 million primarily resulted from cash transfers to IAC of $32.6 million and capital expenditures of $2.4 million. The cash transfers to IAC relate to IAC's centrally managed U.S. treasury function. Net cash used in investing activities in 2007 of $34.6 million was primarily related to cash transfers to IAC of $33.0 million and capital expenditures of $1.6 million.

        ILG anticipates that it will need to make capital and other expenditures in connection with the development and expansion of it operations.

        In connection with the separation, ILG raised $150 million through a secured credit facility (the "Term Loan") and ILG negotiated a revolving credit facility (the "RCF"). The total costs incurred in connection with the issuance of the Interval Senior Notes and borrowings under the Term Loan and establishing the RCF are estimated to be $13.5 million. The net proceeds are approximately $136.5 million. In connection with the separation, ILG will distribute the net proceeds of the financing to IAC except for $50 million which it will retain and $300 million in aggregate principal amount of the Interval Senior Notes. ILG will also retain its international cash which is approximately $69.2 million as of March 31, 2008. Upon completion of the spin-off, intercompany receivable balances will be extinguished.

        ILG believes its ability to generate cash from operations, the overall capacity and terms of its financing arrangements as discussed above, and access to the equity markets subject to restrictions under the tax sharing agreement will be sufficient to fund its operating, investing and financing cash needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Purchase obligations(a)	$10,165	$3,925	$2,979	$2,174	$1,087
Operating leases	73,957	9,194	15,184	12,522	37,057

Total contractual cash obligations	$84,122	$13,119	$18,163	$14,696	$38,144

(a)
The purchase obligations primarily relate to future space purchases.

ILG'S PRINCIPLES OF FINANCIAL REPORTING

        ILG reports Operating Income Before Amortization as a supplemental measure to generally accepted accounting principles ("GAAP"). This measure is one of the primary metrics by which ILG evaluates the performance of its businesses, on which its internal budgets are based and by which management is compensated. ILG believes that investors should have access to the same set of tools that it uses in analyzing its results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. ILG provides and encourages investors to examine the reconciling adjustments between the GAAP and non-GAAP measure which are discussed below.

Definition of ILG's Non-GAAP Measure

        Operating Income Before Amortization is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. ILG believes this measure is useful to investors because it represents the operating results from the ILG Businesses, taking into account depreciation, which ILG believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to ILG's statement of operations of certain expenses, including non-cash compensation, and acquisition-related accounting. ILG endeavors to compensate for the limitations of the non-GAAP measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure.

Pro Forma Results

        ILG will only present Operating Income Before Amortization on a pro forma basis if it views a particular transaction as significant in size or transformational in nature. For the periods presented in this report, there are no transactions that ILG has included on a pro forma basis.

One-Time Items

        Operating Income Before Amortization is presented before one-time items, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented in this report, there are no one-time items.

Non-Cash Expenses That Are Excluded From ILG's Non-GAAP Measure

        Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and ILG will include the related shares in its future calculations of fully diluted shares outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards will be settled, at ILG's discretion, on a net basis, with ILG remitting the required tax withholding amount from its current funds.

        Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as customer relationships, purchase agreements and property management agreements are valued and amortized over their estimated lives. ILG believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Reconciliation of Operating Income Before Amortization

        For a reconciliation of Operating Income Before Amortization to operating income for ILG's operating segments and to net income in total for the years ended December 31, 2007, 2006 and 2005, see Note 8 to the consolidated financial statements. For a reconciliation of Operating Income Before Amortization to operating income for ILG's operating segments and to net income for the three months ended March 31, 2008, see Note 5 to the unaudited interim financial statements.

Critical Accounting Policies and Estimates

        The following disclosure is provided to supplement the descriptions of ILG's accounting policies contained in Note 2 to the consolidated financial statements in regard to significant areas of judgment. ILG's management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of ILG's accounting policies and estimates have a more significant impact on its consolidated financial statements than others. What follows is a discussion of some of ILG's more significant accounting policies and estimates.

  Recoverability of Goodwill and Indefinite-Lived Intangible Assets

        In accordance with SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), ILG reviews the carrying value of goodwill and indefinite-lived intangible assets on an annual basis as of October 1 or earlier upon the occurrence of certain events or substantive changes in circumstances. ILG determines the fair value of its reporting units and indefinite-lived intangible assets based upon an evaluation of expected discounted cash flows. This discounted cash flow analysis utilizes an evaluation of historical and forecasted operating results. The determination of discounted cash flows is based upon forecasted operating results that may not occur. The annual assessment for 2007 did not identify any impairment charges. The value of goodwill and indefinite-lived intangible assets that is subject to assessment for impairment in accordance with SFAS 142 is $514.3 million and $33.3 million, respectively, at December 31, 2007.

  Recoverability of Long-Lived Assets

        ILG reviews the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), impairment is considered to have occurred whenever the carrying value of a long-lived asset exceeds the sum of the undiscounted cash flows that is expected to result from the use and eventual disposition of the asset. The determination of cash flows is based upon assumptions that may not occur. The value of long-lived assets that is subject to assessment for impairment in accordance with SFAS 144 is $190.6 million at December 31, 2007.

  Income Taxes

        Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 7, and reflect management's assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. As of December 31, 2007, the balance of deferred tax liabilities, net, is $66.5 million. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of IAC's tax returns by the IRS, as well as actual operating results of ILG that vary significantly from anticipated results. Effective January 1, 2007, ILG adopted the provisions of FIN 48. As a result of the adoption of FIN 48, ILG recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. ILG considers many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Seasonality

        Revenue at ILG is influenced by the seasonal nature of planned family travel with the first quarter generally experiencing the strongest bookings and the fourth quarter generally experiencing weaker bookings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

        ILG conducts business in certain foreign markets, primarily in the United Kingdom and the European Union. ILG's primary exposure to foreign currency risk relates to its investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the British Pound Sterling and Euro. However, the exposure is mitigated as ILG has generally reinvested profits from its international operations. ILG is also exposed to foreign currency risk related to its assets and liabilities denominated in a currency other than the functional currency.

        As currency exchange rates change, translation of the income statements of ILG's international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically, ILG has not hedged translation risks because cash flows from international operations were generally reinvested locally. Foreign exchange net losses for the years ended December 31, 2007, 2006 and 2005 were $0.6 million, $0.5 million and $0.2 million, respectively. Foreign exchange net losses for the three months ended March 31, 2008 and 2007 were $0.5 million and $0.1 million, respectively.

        As ILG increases its operations in international markets it becomes increasingly exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on ILG is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause ILG to adjust its financing, operating and hedging strategies.

Management of ILG

ILG Board of Directors and Executive Officers

        The following table sets forth information as to persons who are expected to serve as ILG directors and executive officers following the spin-offs. The ILG Board of Directors, the composition of which complies with the independence requirements under the current standards imposed by the Marketplace Rules, including the transitional rules set forth therein, is currently expected to consist of nine directors.

Name	Age	Position(s)
Craig Nash	54	Chairman, President, Chief Executive Officer and Director of ILG
Gregory R. Blatt	40	Director of ILG
David Flowers	54	Director of ILG
John Galea	52	Chief Accounting Officer of ILG
William L. Harvey	52	Chief Financial Officer of ILG
Gary S. Howard*	57	Director of ILG
Victoria Kincke	52	General Counsel of ILG
Lew Korman*	63	Director of ILG
Thomas J. Kuhn*	45	Director of ILG
Marie Lee	52	Chief Information Officer of ILG
Jeanette Marbert	51	Chief Operating Officer of ILG
Thomas J. McInerney	43	Director of ILG
Tom Murphy, Jr.*	60	Director of ILG
Avy H. Stein*	53	Director of ILG

*
Independent Directors

Directors

        Background information about those individuals who are expected to serve as directors of ILG appears below.

        Craig M. Nash, age 54, will serve as Chairman, President, Chief Executive Officer and director of ILG upon completion of the spin-offs and has served as President and Chief Executive Officer of Interval since June 1999. Prior to assuming this role, Mr. Nash served in a series of increasingly significant roles with Interval, including as General Counsel and Vice President of Regulatory Affairs. Mr. Nash joined Interval in 1982. Mr. Nash also provides management oversight to the RQH businesses. Mr. Nash serves on the Board of Directors of the American Resort Development Association and is also a member of its Executive Committee.

        Gregory R. Blatt, age 40, has served as Executive Vice President, General Counsel and Secretary of IAC since March 2005 and had previously served as Senior Vice President, General Counsel and Secretary of IAC since November 2003. Prior to joining IAC in November 2003, Mr. Blatt served as Executive Vice President, Business Affairs and General Counsel of Martha Stewart Living Omnimedia, Inc. ("MSO") from January 2001 to October 2003, Executive Vice President and General Counsel of MSO from September 1999 to January 2001 and Senior Vice President, General Counsel of MSO from May 1999 to September 1999. Prior to joining MSO, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., a New York entertainment and media law firm, from 1997 to May 1999, and prior to that, was an associate at Wachtell, Lipton, Rosen & Katz, a New York law firm, from 1995 to 1997.

        David Flowers, age 54, has served as Senior Vice President & Treasurer of Liberty Media Corporation since October 2000, Treasurer since April 1997 and Vice President since June 1995. He has also served as Senior Vice President and Treasurer of Discovery Holding Company since May 2005. Mr. Flowers is a member of the Board of Directors of Summit Bank & Trust, a state chartered bank in Colorado.

        Mr. Flowers was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Gary S. Howard, age 57, served as Executive Vice President and Chief Operating Officer of Liberty Media Corporation from July 1998 to February 2004 as well as serving on Liberty Media Corporation's Board of Directors from July 1998 until January 2005. Additionally, Mr. Howard held several executive officer positions with companies affiliated with Liberty Media Corporation. Mr. Howard currently serves on the Board of Directors of Dish Network Corporation.

        Mr. Howard was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Lewis J. Korman, age 63, has been a business advisor to various companies since 1997. Mr. Korman has advised X.L. Capital, Ltd., a reinsurance company, with respect to financial transactions in the entertainment and media industries since 1997 and will continue through 2009. From 1998 through 2002, Mr. Korman advised Starlight International, a company engaged in the marketing and distribution of dietary supplements. He has served Trident Media Group, the largest literary agency in the publishing business, since 2002 and will continue through 2009, as well as Sandler & Travis Trade Advisory Services, a project management, consulting and trade compliance firm since 2006 with no fixed term. Mr. Korman has advised Sandler, Travis & Rosenberg, a customs and international trade law firm and business practice, since 2007, and his term is renewable annually. In addition, he has been co-producing an animated theatrical production at Warner Bros. and has co-produced two works of photojournalism: A Day in the Life of the United States Armed Forces (Harper Collins, May 2003) and A Day in the Life of the American Woman (Bulfinch Press, October 2005). From 1998 through 2007, Mr. Korman served as Vice Chairman of RAB Holdings, which owned Millbrook Distribution Services (a distributor of specialty foods and health and beauty products to supermarkets), as well as Vice Chairman of The B. Manischewitz Company (a manufacturer of kosher and related ethnic food products). He held the position of President and Chief Operating Officer of Savoy Pictures Entertainment, which engaged in the distribution of motion pictures and owned four Fox affiliated television stations, from 1992 until 1997, when the company was acquired by a predecessor to IAC. Mr. Korman served as Senior Executive Vice President and Chief Operating Officer of Columbia Pictures Entertainment from 1988 until 1989, before it was sold to Sony Corporation, and as Senior Executive Vice President of TriStar Pictures from 1987 until it merged with Columbia Pictures Entertainment in 1988.

        Thomas J. Kuhn, age 45, joined Allen & Company LLC as a Managing Director in 2000.

        Thomas J. McInerney, age 43, has been Executive Vice President and Chief Financial Officer of IAC since January 2005. Mr. McInerney previously served as Chief Executive Officer of IAC's Retailing sector from January 2003 through December 2005. Prior to this time, Mr. McInerney served as Executive Vice President and Chief Financial Officer of Ticketmaster (prior to it becoming a wholly-owned subsidiary of IAC in January 2003) and its predecessor company, Ticketmaster Online-Citysearch, Inc., since May 1999. Prior to joining Ticketmaster, Mr. McInerney worked at Morgan Stanley, most recently as a Principal.

        Thomas P. Murphy, Jr., age 60, is Chairman and Chief Executive Officer of Coastal Construction Group, which he founded in 1989. Mr. Murphy has 40 years of construction and development experience, which encompasses hospitality, resort, office, retail, industrial, institutional and residential projects. Mr. Murphy is a board member of Baptist Health Systems of South Florida and is a member of the National Construction Industry Round Table, the National Association of Home Builders and the Florida Home Builders Association.

        Avy H. Stein, age 53, is a Managing Partner of Willis Stein & Partners, a Chicago-based private equity firm that invests in companies in the consumer, education, healthcare and specialized business service industries. Mr. Stein co-founded Willis Stein & Partners with John Willis in 1995. Mr. Stein serves many philanthropic organizations. He is a co-chairman of the Development Council for B.U.I.L.D. (Broader Urban Involvement in Leadership Development), an organization that provides career and educational development for inner city youth, a member of Board of Directors of the University of Illinois Foundation and its Investment Policy Committee; a member of the Board of Trustees, former Treasurer, and Chairman of the Investment Committee of the Ravinia Festival; a Board member and member of the Executive Committee of Steppenwolf Theatre Company; a Board member of the Chicago Humanities Festival; as well as a member of CCA (Civic Consulting Alliance), the Economic Club and Commercial Club of Chicago. Mr. Stein is a certified public accountant, and received his law degree in 1980 from Harvard University.

Executive Officers

        Background about ILG's executive officers who are not expected to serve as directors appears below.

        William L. Harvey, age 52, will serve as Chief Financial Officer of ILG upon completion of the spin-offs. Prior to joining ILG in June 2008, Mr. Harvey served as the chief financial officer for TrialGraphix, Inc., a Miami-based litigation support firm from August 2006 through November 2007. Between June 2003 and July 2006, Mr. Harvey served as a Vice President at LNR Property Corporation, a Miami-based diversified real estate and finance company, managing various financial and accounting units. From September 1992 through February 2003, Mr. Harvey served as the Executive Vice President and Chief Financial Officer of Pan Am International Flight Academy, Inc., a private provider of flight training services to pilots, flight attendants and air traffic controllers. Mr. Harvey is a registered CPA who began his accounting career at Deloitte & Touche and was a partner in their Miami offices prior to September 1992. Mr. Harvey is a member of the Board of Directors of Summit Financial Services Group, Inc.

        John A. Galea, age 52, will serve as Chief Accounting Officer of ILG upon completion of the spin-offs and has served as Chief Financial Officer for Interval since October 2006. Prior to his tenure as Chief Financial Officer, Mr. Galea served as Interval's Vice President of Accounting and Corporate Controller since 2000. Mr. Galea also provides management oversight to the RQH businesses.

        Jeanette E. Marbert, age 51, will serve as Chief Operating Officer of ILG upon completion of the spin-offs and has served in such capacity for Interval since June 1999. Prior to her tenure as Chief Operating Officer, Ms. Marbert served as General Counsel of Interval from 1994 to 1999. Ms. Marbert joined Interval in 1984.

        Marie A. Lee, age 52, will serve as Chief Information Officer of ILG upon completion of the spin-offs and since May 2005 has served as Chief Information Officer and Senior Vice President, U.S. Operations of Interval. Prior to this time, Ms. Lee served as Chief Information Officer of Interval from January 2004 and Senior Vice President, Information Technology of Interval from May 2000 to December 2003.

        Victoria J. Kincke, age 52, will serve as General Counsel of ILG upon completion of the spin-offs and has served as Senior Vice President and General Counsel of Interval since May 2005. Prior to this time, Ms. Kincke served as General Counsel of Interval from July 1999. Ms. Kincke joined Interval in 1997. Ms. Kincke also provides management oversight to the RQH businesses.

Committees of the Board of Directors

        Concurrent with the completion of the spin-offs, the ILG Board of Directors will establish the following committees: the Audit Committee, the Compensation and Human Resources Committee, the Nominating Committee and the Executive Committee. The composition of each such committee will satisfy the independence requirements and current standards of the SEC, Marketplace Rules and Internal Revenue Service rules (as applicable), including the transitional rules set forth therein.

        Audit Committee.    The Audit Committee of the ILG Board of Directors will consist of Messrs. Kuhn, Korman and Howard. IAC has concluded, subject to confirmation by the ILG Board of Directors, that Mr. Howard is an "audit committee financial expert," as such term is defined in applicable SEC rules.

        The Audit Committee will function pursuant to a written charter adopted by the ILG Board of Directors, pursuant to which it will be granted the responsibilities and authority necessary to comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit Committee will be appointed by the ILG Board of Directors to assist the ILG Board with a variety of matters, including monitoring (1) the integrity of ILG's financial statements, (2) the effectiveness of ILG's internal control over financial reporting, (3) the qualifications and independence of ILG's independent registered public accounting firm, (4) the performance of ILG's internal audit function and independent registered public accounting firm and (5) the compliance by ILG with legal and regulatory requirements.

        Compensation and Human Resources Committee.    The Compensation and Human Resources Committee will be comprised of Messrs. Stein and Murphy and will be authorized to exercise all of the powers of the ILG Board of Directors with respect to matters pertaining to compensation and benefits, including, but not limited to, salary matters, incentive/bonus plans, stock compensation plans, retirement programs and insurance plans.

        Nominating Committee.    The Nominating Committee will be comprised of Messrs. Kuhn and Korman and will be responsible for identifying individuals qualified to become members of ILG's Board of Directors, recommending to the Board director nominees for the annual meeting of shareholders and otherwise on an as needed basis.

        Executive Committee.    The Executive Committee will be comprised of Messrs. Nash, Blatt and Stein and will have all the power and authority of the ILG Board of Directors, except those powers specifically reserved to the ILG Board of Directors by Delaware law or ILG's organizational documents.

        Other Committees.    In addition to the foregoing committees, the ILG Board of Directors, by resolution, may from time to time establish other committees of the ILG Board of Directors, consisting of one or more of its directors.

Director Compensation

        Non-Employee Director Arrangements.    Each member of the ILG Board of Directors will receive an annual retainer in the amount of $50,000. Each member of the Audit and Compensation and Human Resources Committees (including their respective chairs) will receive an additional annual retainer in the amount of $10,000. Each member of the Nominating Committee will receive an additional annual retainer in the amount of $5,000. Lastly, the chair of each of the Audit and Compensation and Human Resources Committees will receive an additional annual chairperson retainer in the amount of $15,000.

        In addition, each non-employee director will receive a grant of restricted stock units with a dollar value of $100,000 upon his or her initial election to the ILG Board of Directors and annually thereafter upon re-election on the date of ILG's annual meeting of stockholders. The terms of these restricted stock units provide for (i) vesting in two equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service with the ILG Board of Directors and (iii) full acceleration of vesting upon a change in control of ILG. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at ILG Board and Committee meetings.

        The Compensation and Human Resources Committee will have primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of ILG stock to further align directors' interests with those of ILG's stockholders. When considering non-employee director compensation arrangements, ILG management will provide the Compensation and Human Resources Committee with information regarding various types of non-employee director compensation arrangements and practices of select peer companies.

        Deferred Compensation Plan for Non-Employee Directors.    Under ILG's Deferred Compensation Plan for Non-Employee Directors, non-employee directors will be able to defer all or a portion of their Board and Board Committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of ILG common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on ILG common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the ILG Board of Directors, he or she will receive (i) with respect to share units, such number of shares of ILG common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

Director Independence

        Under the Marketplace Rules, ILG's Board will have a responsibility to make an affirmative determination that those members of its Board that serve as independent directors do not have any relationships with the ILG and its businesses that would impair their independence. In connection with these determinations, ILG's Board will review information regarding transactions, relationships and arrangements involving ILG and its businesses and each director that it deems relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to a questionnaire circulated by ILG management, ILG records and publicly available information. Following these determinations, ILG management will monitor those transactions, relationships and arrangements that are relevant to such determinations, as well as solicit updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on ILG's prior independence determinations.

Compensation Committee Interlocks and Insider Participation

        ILG's Board of Directors will have a Compensation and Human Resources Committee comprised of Messrs. Stein and Murphy, neither of whom will be or has been in the past an officer or employee of ILG or any of its businesses at the time of their respective service on the Committee.

ILG Executive Compensation

Compensation Discussion and Analysis

  Roles and Responsibilities

        To date, the compensation of ILG's executive officers has been predominantly determined by IAC, acting in effect as ILG's compensation committee. IAC's compensation process is principally driven by IAC's General Counsel, who has primary responsibility for administering compensation and making compensation recommendations, with all specific decisions approved by IAC's Chairman and Chief Executive Officer and, where appropriate, the Compensation Committee of IAC's Board of Directors (specifically with respect to all awards of IAC equity).

        This Compensation Discussion and Analysis deals exclusively with historical information while ILG has been a part of IAC. Following the spin-off, ILG will have an independent board of directors, which will in turn have a compensation committee with responsibility for establishing ILG's compensation philosophy and programs and determining appropriate payments and awards to its executive officers. Because ILG's compensation committee has not yet been established, ILG cannot predict what compensation philosophies and programs will be adopted following the spin-off, and therefore this historical report is not necessarily indicative of the practices it will follow when it is an independent public company.

        In general, IAC has been responsible for establishing bonus pools and equity pools for ILG, and then such pools are allocated throughout ILG, with IAC directly establishing all compensation elements for ILG's CEO, while the CEO makes the determinations for ILG's other executive officers, though subject to IAC's review and approval.

        Neither ILG nor IAC has an ongoing relationship with any particular compensation consulting firm, though IAC has from time to time retained the services of consultants on specific occasions regarding broad-based IAC compensation programs. At no time has a consultant been engaged with respect to compensation of any ILG executive officers.

  Philosophy and Objectives

        ILG's executive officer compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable ILG to meet its growth objectives.

        When establishing compensation packages for a given executive, ILG has followed a flexible approach, and has made decisions based on a host of factors particular to a given executive situation, including ILG's firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal equity considerations and other factors deemed relevant at the time. ILG's primary approach has been to pay base salaries at or around market levels while rewarding annual profit growth through an annual bonus program and long-term value creation through equity participation.

  Compensation Elements

        ILG's compensation packages for executive officers have primarily consisted of salary, annual bonuses, long term incentives (typically equity awards), perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, ILG typically reviews the total compensation of each executive, evaluating the executive's total near and long-term compensation in the aggregate. ILG determines which element or combinations of compensation elements (salary, bonus or equity) can be used most effectively to further our compensation objectives. However, all such decisions are subjective, and made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

  Salary

        General.    ILG typically negotiates a new executive officer's starting salary upon arrival, based on the executive's prior compensation history, prior compensation levels for the particular position within ILG, ILG's location, salary levels of other executives within ILG, salary levels available to the individual in alternative opportunities, reference to certain survey information and the extent to which we desire to secure the executive's services. Mr. Nash's salary has been established through negotiations with IAC.

        Once established, salaries can increase based on a number of factors, including the assumption of additional responsibilities, internal equity, periodic market checks and other factors which demonstrate an executive's increased value to ILG.

        ILG utilizes various salary surveys depending upon the position to determine a market relevant range of salaries for each position. At least two surveys are used in each analysis. ILG uses the following surveys: Towers Perrin Executive Compensation Data Bank, Radford Executive Survey, and the Mercer Premium Executive Remuneration Survey.

        2007.    Mr. Nash entered into a new employment agreement with IAC under which his salary was increased from $568,788 to $650,000 through negotiation. Ms. Marbert received a salary increase from $300,000 to $350,000 based on discussions between Ms. Marbert and Mr. Nash, and Mr. Nash's views of internal equity. Mr. Galea also received a salary increase from $200,000 to $250,000 based on reviews of market data and internal equity considerations. Ms. Lee and Ms. Kincke both received ordinary course salary increases of approximately 5% effective January 1, 2007.

        2008.    Mr. Nash and Ms. Marbert each entered into new employment agreements which will become effective upon the spin-off (the "New Nash Employment Agreement" and the "New Marbert Employment Agreement", respectively). Under these agreements, Mr. Nash receives a base salary of $750,000, arrived at by negotiation with Mr. Nash and a recognition by the Company of his increased responsibilities as the Chairman and Chief Executive Officer of a public company. Ms. Marbert will receive a base salary of $400,000, negotiated by Mr. Nash, which again reflects increased public company responsibilities. Additionally, Ms. Kincke received a raise to $250,000 to reflect her increased responsibilities as General Counsel of a public company.

  Annual Bonuses

        General.    ILG's bonus program is designed to reward performance on an annual basis. Because of the variable nature of the bonus program, and because in any given year bonuses have the potential to make up a significant amount of an executive's total compensation, it provides an important incentive tool to achieve ILG's annual objectives.

        IAC establishes the bonus of the CEO based on its view of corporate performance, based on a target level of 100% of salary. In large part, corporate performance has been measured based on ILG's growth in year over year profitability, generally as measured by Operating Income Before Amortization ("OIBA"), although achievement of strategic objectives is also taken into account. Mr. Nash's old employment agreement provided for a minimum bonus of $350,000 in the event certain modest OIBA targets are achieved, but these targets are expected to be met, and a subjective determination of corporate performance is the true driver of Mr. Nash's bonus.

        After consultation with ILG management, IAC establishes the annual bonus pool for ILG based on its assessment of ILG's performance for the applicable year.

        Mr. Nash then allocates the pool to the rest of the company, including to the other executive officers based on individual and corporate success.

        ILG generally pays bonuses shortly after year-end following finalization of financial results for the prior year.

        2007.    In 2007, ILG experienced another solid year of profit growth. IAC paid Mr. Nash a bonus of $800,000, based both on the OIBA growth of ILG and ILG's successful acquisition of the Resort Quest business. While in 2007 Ms. Marbert's employment agreement expired, ILG paid her bonus based primarily on the formula that had been set forth in that employment agreement, which provided for a target bonus of 100% of salary, with incremental bonus paid to the extent OIBA exceeded the Company's plan. Ms. Marbert was paid a bonus of $360,000, slightly more than target. Mr. Galea, Ms. Kincke and Ms. Lee received bonuses based on Mr. Nash's view of corporate performance and individual contributions, including, in the case of Mr. Galea and Ms. Kincke, in connection with the Resort Quest acquisition.

        2008.    ILG has agreed to guarantee the 2008 bonuses for Mr. Nash, Ms. Marbert, Ms. Kincke and Mr. Galea at 100%, 100%, 40% and 40% of salary, respectively, presuming continued employment. This decision was made in light of the strong performance of ILG through May and the significant effort expended by these individuals in connection with the spin-off transaction. Under the New Nash Employment Agreement, Mr. Nash will be entitled to a minimum bonus of $250,000 in the event certain modest OIBA targets to be established annually are achieved, but these targets will be set at a level expected to be met, and a subjective determination of corporate performance is expected to be the true driver of Mr. Nash's bonus.

  Long-Term Incentives

        General.    IAC believes that ownership shapes behavior, and that by providing a meaningful portion of an executive officer's compensation in stock, his or her incentives are aligned with our stockholders' interests in a manner that drives better performance over time. As part of IAC, that led to each ILG executive officer receiving IAC equity awards on a regular basis.

        In setting particular award levels, the predominant objectives are providing the person with effective retention incentives, appropriate reward for past performance and incentives for strong future performance. Appropriate levels to meet these goals may vary from year to year, and from individual to individual, based on a variety of factors.

        The annual corporate performance factors relevant to setting bonus amounts that were discussed above, while taken into account, are generally less relevant in setting annual equity awards, as the awards tend to be more forward looking, and are a longer-term retention and reward instrument than our annual bonuses.

        Awards to the CEO are made by IAC. Additionally, IAC establishes a pool for annual equity awards which the CEO allocates to the Company's employees, including the executive officers, subject to IAC's approval. In establishing the equity pool for ILG, IAC has taken into account historical practices, its view of market compensation generally, the dilutive impact of equity grants across IAC, and other relevant factors. Additionally, IAC approves any equity grants recommended to be made to ILG executives outside of the annual process. Executive officers receive grants that are subjectively determined based on the CEO's view of how best to allocate the equity pool for retention, reward and motivation based on a host of subjective factors (including past contribution, retention risk, contribution potential, and market data), with grants equal to annual salary being a basic guideline.

        Except where otherwise noted, equity awards are made following year-end after financial results for the prior year have been finalized. The meeting of the Compensation and Human Resources

Committee of the IAC Board at which the awards are made is generally scheduled months in advance and without regard to the timing of the release of earnings or other material information.

        Restricted Stock Units.    IAC has used restricted stock units, or RSUs, as its exclusive equity compensation tool for ILG executive officers. Through 2006, these awards generally vested in equal annual installments over five years (annual-vesting RSUs), or cliff vested at the end of five years (cliff-vesting RSUs). Annual awards were intended to provide frequent rewards and near-term retention incentives, while cliff-vesting RSUs provided more of a long-term retention mechanism.

        In February 2007, IAC implemented a new equity instrument, Growth Shares, which were RSU grants that cliff vest at the end of three years in varying amounts depending upon growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications.

        These awards were introduced throughout IAC to more closely link long-term reward with IAC's overall performance and to provide greater retentive effect by providing the opportunity to earn greater amounts through increased IAC performance. However, in connection with the spin-off, these awards will be converted into three-year cliff-vesting awards at the "target" value (or 50% of the shares actually granted), without variability based on performance. For information regarding the reasons behind this conversion, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        2007. In February of 2007, our executive officers generally received a mix of Growth Shares and annual-vesting RSUs. Ms. Marbert received grants twice the size of ILG's other executive officers due to her senior position as COO of the company.

        Mr. Nash received an award of Growth Shares and annual-vesting RSUs as part of the annual grant process, and then in connection with his entering into a new employment agreement in July, Mr. Nash received two additional RSU grants, each cliff vesting at the end of four years. One award was for 100,000 RSUs and the other was for up to 75,000 RSUs, with the actual amount to vest dependent on growth in ILG over the period, however, this performance-based award will be cancelled at the time of the spin-off pursuant to the New Nash Employment Agreement. These awards were determined by negotiation with Mr. Nash.

        2008.    In February 2008, Ms. Marbert received 20,000 RSUs, Ms. Kincke and Mr. Galea each received 6,000 RSUs and Ms. Lee received 4,800 RSUs. These grants were larger than those of prior years principally because the overall ILG equity pool was larger than in the past. The larger pool resulted from IAC's determination that key ILG employees had smaller equity holdings than did comparable individuals at other IAC companies.

        Additionally, under the New Nash Employment Agreement and the New Marbert Employment Agreement, Mr. Nash and Ms. Marbert will receive RSU grants at the time of the spin-off worth $8 million and $2 million, respectively, with 75% of the award vesting annually over four years and 25% of the award vesting at the end of four years. These amounts were negotiated between IAC and Mr. Nash, and were given in contemplation of, and become effective upon, the spin-off.

        Spin-Off Adjustments.    In the spin-off, equity awards denominated in IAC stock will be adjusted as described in "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        Presuming the spin-off transactions occur prior to February 2009, the following table reflects the effect of these adjustments on all equity awards held by ILG's executive officers:

	Upon Completion of the Spin-Off*
Name	RSUs that will vest upon completion of spin-off transactions (#)	RSUs that will be converted exclusively into RSUs of ILG and vest on regular schedule (#)		RSUs that will be split among the post-transaction companies and vest after February 2009 on regular schedule (#)	Options outstanding at December 31, 2007—all of which will be split among the post-transaction companies (#)
Craig Nash	40,649	103,007	(1)	53,715	—
Jeanette Marbert	17,971	28,565		8,362	—
John Galea	3,852	11,081		3,344	—
Marie Lee	11,802	13,333		2,508	—
Victoria Kincke	2,921	9,446		2,508	—

*
Excludes 9,727, 4,962, 2,502, 3,129, and 2,167 RSUs that vested since December 31, 2007 or will vest prior to August 1, 2008 for Mr. Nash, Ms. Marbert, Mr. Galea, Ms. Lee and Ms. Kincke, respectively.

(1)
Excludes 75,000 performance based RSUs that will be cancelled at the time of the spin-offs pursuant to the New Nash Employment Agreement.

  Change of Control and Severance

        ILG believes that providing executives with severance and change of control protection is critical to allowing executives to fully value the forward looking elements of their compensation packages, and therefore limit retention risk during uncertain times. Accordingly, ILG employment arrangements and equity awards generally provide for salary continuation in the event of certain employment terminations beyond the control of the executive, as well as varying degrees of accelerated vesting in the event of a change of control of the company.

  Other Compensation

        Under other limited circumstances, ILG executive officers have received non-cash and non-equity compensatory benefits. The values of these benefits are reported under the heading "Other Annual Compensation" in this filing pursuant to applicable rules. The executive officers do not participate in any deferred compensation or retirement program other than IAC's 401(k) plan.

  Tax Deductibility

        IAC's practice has been to structure ILG's compensation program in such a manner so that the compensation is deductible by IAC for federal income tax purposes. However, because ILG executive officers will now be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, and were not previously, certain compensatory arrangements established prior to the spin-off but that will be paid following the spin-off may not result in deductible compensation for ILG.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Craig Nash Chairman, President and CEO	2007	593,063	800,000	1,416,685	38,384	2,848,132
Jeanette Marbert Chief Operating Officer	2007	308,077	360,000	352,269	6,750	1,027,096
Marie Lee Chief Information Officer	2007	220,000	80,000	176,147	3,388	479,735
Victoria Kincke General Counsel	2007	215,000	86,000	107,148	3,116	411,264
John Galea Chief Accounting Officer	2007	208,079	85,000	146,643	4,258	443,980

(1)
Reflects the dollar amount recognized by IAC for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, for IAC restricted stock units ("RSUs") awarded in and prior to 2007 under IAC's stock and annual incentive plans. These amounts do not, therefore, represent the value of IAC equity compensation awarded or realized in 2007. For further discussion of IAC's accounting for its equity compensation plans, see Note 4 of IAC's audited financial statements for the fiscal year ended December 31, 2007 included in its Annual Report on Form 10-K filed with the SEC on February 29, 2008. For information on awards made and realized in 2007, see the Grants of Plan-Based Awards and Option Exercises and Stock Vested tables.

(2)
See the table below for additional information on amounts for 2007. Pursuant to SEC rules, perquisites and personal benefits are not reported for any named executive for whom such amounts were less than $10,000 in aggregate for the fiscal year.

	Craig Nash	Jeanette Marbert	Marie Lee	Victoria Kincke	John Galea
Supplemental disability insurance	$19,484	—	—	—	—
Automobile allowance	14,400	—	—	—	—
401(k) plan company match	4,500	$6,750	$3,388	$3,116	$4,258

Total All Other Compensation	$38,384	$6,750	$3,388	$3,116	$4,258

Grants of Plan-Based Awards

        The table below provides information regarding IAC equity awards granted to our named executives in 2007.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)(2)(3)
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	All other stock awards: Number of shares of stock or units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Craig Nash	2/16/07 9/12/07	1,046 1	18,820 75,000	37,640 N/A	6,274 100,000	999,996 4,840,500
Jeanette Marbert	2/16/07	697	12,546	25,092	2,509	599,942
Marie Lee	2/16/07	209	3,763	7,526	1,255	199,968
Victoria Kincke	2/16/07	209	3,763	7,526	1,255	199,968
John Galea	2/16/07	279	5,018	10,036	1,255	249,979

(1)
Equity incentive plan awards with a grant date of 2/16/07 reflect performance based RSU awards which cliff vest at the end of three years in varying amounts depending upon growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications. The threshold amount represents 5.56% of the target payout, which amount would vest upon achieving the minimum growth threshold. These awards will be converted into three year cliff-vesting awards in the spin-offs as described under "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
The equity incentive plan award to Mr. Nash with a grant date of 9/12/07 reflects a performance award which cliff vests in four years in varying amounts depending on the compounded annual growth rate in the value of ILG (as agreed between the executive and IAC) during the valuation period. If the minimum growth rate is not achieved, the RSUs are forfeited, while increasing numbers of shares vest depending on higher levels in the growth rate. In all, the number of shares vesting can range from 0% to 100% of the initial "target" award, with one share vesting upon achieving the minimum growth rate threshold. This award will be cancelled in the spin-off.

(3)
RSU award recipients would be credited with amounts for cash dividends paid on IAC common stock, with such additional amounts vesting concurrently with the related RSU award. For information on the treatment of RSU awards granted to ILG's named executives upon a termination of employment or a change in control, see the discussion under Potential Payments Upon Termination or Change in Control.

(4)
The fair value of equity incentive plan awards is based on the target amount.

Outstanding Equity Awards at Fiscal Year-End

        The table below provides information regarding various IAC equity awards held by ILG's named executives as of December 31, 2007. The market value of these awards is based on the closing price of IAC common stock as of December 31, 2007 ($26.92), the last trading day of 2007.

	Stock Awards(1)(2)(3)
Name	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Craig Nash	188,277	5,068,417	1,047	28,185
Jeanette Marbert	27,314	735,293	697	18,763
Marie Lee	16,278	438,204	209	5,626
Victoria Kincke	7,279	195,951	209	5,626
John Galea	9,761	262,766	279	7,511

(1)
For a discussion regarding how these IAC equity awards will be treated in the spin-offs, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
Amounts shown for equity incentive plan awards are based on achieving the minimum threshold growth level of the relevant performance criteria in accordance with SEC rules.

(3)
The table below provides the following information regarding RSU awards held by ILG's named executives as of December 31, 2007: (i) the grant date of each award, (ii) the number of RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of RSUs outstanding as of December 31, 2007, (iv) the vesting schedule for each award and (v) the total number of RSUs that vested or are scheduled to vest in each of the fiscal years ending December 31, 2008, 2009, 2010, 2011 and 2012.

	Number of Unvested RSUs as of 12/31/07	Market Value of Unvested RSUs as of 12/31/07
			Vesting Schedule (#)
Grant Date
	(#)	($)	2008	2009	2010	2011	2012
Craig Nash
2/4/04(a)	4,484	120,709	2,241	2,243	—	—	—
2/10/05(a)	7,919	213,179	2,639	2,639	2,641	—	—
2/10/05(b)	28,278	761,244	—	—	28,278	—	—
2/6/06(a)	14,373	386,921	3,593	3,593	3,593	3,594	—
2/6/06(b)	26,949	725,467	—	—	—	26,949	—
2/16/07(a)	6,274	168,896	1,254	1,255	1,255	1,255	1,255
2/16/07(c)	18,820	506,634	—	—	18,820	—	—
9/12/07(d)	100,000	2,692,000	—	—	—	100,000	—
9/12/07(e)	75,000	2,019,000	—	—	—	75,000	—

Total	282,097	7,594,050	9,727	9,730	54,587	206,798	1,255

Jeanette Marbert
2/4/04(a)	2,655	71,473	1,327	1,328	—	—	—
2/10/05(a)	5,091	137,050	1,697	1,696	1,698	—	—
2/10/05(b)	11,310	304,465	—	—	11,310	—	—
2/6/06(a)	5,749	154,763	1,437	1,437	1,437	1,438	—
2/16/07(a)	2,509	67,542	501	502	502	502	502
2/16/07(c)	12,546	337,738	—	—	12,546	—	—

Total	39,860	1,073,031	4,962	4,963	27,493	1,940	502

Marie Lee
2/4/04(a)	1,770	47,648	885	885	—	—	—
2/10/05(a)	2,263	60,920	1,131	1,131	1,132	—	—
2/10/05(b)	7,541	203,004	—	—	7,541	—	—
2/6/06(a)	3,449	92,847	862	862	862	863	—
2/16/07(a)	1,255	33,785	251	251	251	251	251
2/16/07(c)	3,763	101,300	—	—	3,763	—	—

Total	20,041	539,504	3,129	3,129	13,549	1,114	251

Victoria Kincke
2/4/04(a)	885	23,824	442	443	—	—	—
2/10/05(a)	2,264	60,947	755	753	756	—	—
2/6/06(a)	2,875	77,395	719	718	719	719	—
2/16/07(a)	1,255	33,785	251	251	251	251	251
2/16/07(c)	3,763	101,300	—	—	3,763	—	—

Total	11,042	297,251	2,167	2,165	5,489	970	251

John Galea
2/4/04(a)	1,181	31,793	590	591	—	—	—
2/10/05(a)	2,828	76,130	942	943	943	—	—
2/6/06(a)	2,875	77,395	719	718	719	719	—
12/6/06(a)	1,622	43,664	405	406	405	406	—
2/16/07(a)	1,255	33,785	251	251	251	251	251
2/16/07(c)	5,018	135,085	—	—	5,018	—	—

Total	14,779	397,852	2,907	2,909	7,336	1,376	251

(a)
These awards vest in five equal annual installments on each of the first five anniversaries of the grant date, subject to continued employment.

(b)
These awards vest in one lump sum installment on the fifth anniversary of the grant date, subject to continued employment.

(c)
Represents the initial "target" awards. See the Grants of Plan-Based Awards table and footnote (1) thereto.

(d)
This award vests in one lump sum installment on July 1, 2011, subject to continued employment.

(e)
Represents the initial "target" award. See the Grants of Plan-Based Awards table and footnote (2) thereto.

Option Exercises and Stock Vested

        The table below provides information regarding the number of shares acquired by ILG's named executives in 2007 upon the vesting of RSU awards and the related value realized, excluding the effect of any applicable taxes. The dollar value realized upon vesting of RSUs represents the closing price of IAC common stock on the applicable vesting date multiplied by the number of RSUs so vesting. No named executive officer exercised any stock options during 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Craig Nash	8,473	332,224
Jeanette Marbert	4,460	174,889
Marie Lee	2,877	112,810
Victoria Kincke	1,913	75,104
John Galea	2,655	100,242

Potential Payments Upon Termination or Change in Control

  Change of Control

        Pursuant to the terms of IAC's (and, following the spin-off, ILG's) equity compensation plans and the award agreements thereunder, upon a change of control the named executive officers are generally entitled to accelerated vesting of (i) equity awards made prior to 2006 and (ii) equity awards made thereafter if, following such change in control, their employment is terminated by the Company for any reason other than death, disability or cause (as defined in the relevant employment agreement), or by the executive for good reason (as defined in the relevant employment agreement or plan document) (a "Qualifying Termination"). Additionally, under the New Nash Employment Agreement and the New Marbert Employment Agreement, Mr. Nash and Ms. Marbert will be entitled to two-years forward vesting of the RSUs granted under those agreements (including pro ration two years forward on the cliff vesting portions of those awards).

  Severance

        Cash.    Upon a Qualifying Termination, ILG executive officers are entitled to salary continuation of, with respect to Mr. Nash and Ms. Marbert , twenty-four months, with respect to Mr. Galea and Ms. Kincke, 12 months, and with respect to Ms. Lee, 6 months. Additionally, under the New Nash Employment Agreement and New Marbert Employment Agreement, Mr. Nash and Ms. Marbert are entitled to pro rated portions of the bonus they would otherwise earn during the year in which the Qualifying Termination occurs, payable at the time such bonus would otherwise be determined.

        Equity.    Upon a Qualifying Termination, Mr. Nash and Ms. Marbert will receive two-year's forward vesting of their RSUs granted under those agreements (including pro ration two years forward on the cliff vesting portions of those awards).

        Obligations.    The amounts payable upon a Qualifying Termination are all subject to the execution of a general release and to compliance with confidentiality, non-compete, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

        The amounts shown in the table assume that the termination or change in control was effective as of December 31, 2007 and that the price of IAC common stock on which certain calculations are based was the closing price of $26.92 on The Nasdaq Stock Market on that date. These amounts are estimates of the incremental amounts that would have been paid out to the executive upon such terminations/change in control, and do not take into account equity grants made, and contractual obligations entered into, after December 31, 2007. The actual amounts to be paid out can only be determined at the time the event actually occurs.

Name and Benefit	Termination without cause	Resignation for good reason	Change in Control	Termination w/o cause or for good reason in connection with Change in Control	Termination in connection with Sale of Interval
Craig Nash
Cash Severance (salary)	1,300,000	1,300,000	—	1,300,000	1,300,000
RSUs (vesting accelerated)	—	—	1,770,663	5,575,051	673,000	(1)

Total estimated value	1,300,000	1,300,000	1,770,663	6,875,051	1,973,000

Jeanette Marbert
Cash Severance (salary)	350,000	—	—	350,000	—
RSUs (vesting accelerated)	—	—	512,988	1,073,031	—

Total estimated value	350,000	—	512,988	1,423,031	—

Marie Lee
Cash Severance (salary)	110,100	—	—	110,100	—
RSUs (vesting accelerated)	—	—	311,572	539,504	—

Total estimated value	110,100	—	311,572	649,604	—

Victoria Kincke
Cash Severance (salary)	107,500	—	—	107,500	—
RSUs (vesting accelerated)	—	—	84,771	297,251	—

Total estimated value	107,500	—	84,771	404,751	—

John Galea
Cash Severance (salary)	125,000	—	—	125,000	—
RSUs (vesting accelerated)	—	—	107,922	397,851	—

Total estimated value	125,000	—	107,922	522,851	—

(1)
Represents the acceleration of 25% of Mr. Nash's Cliff RSUs. The determination of the number of Mr. Nash's Performance RSUs (which will be cancelled in their entirety at the time of the spin-off) that would have vested would be based on the compounded annual growth rate in the value of Interval (as agreed between the executive and IAC) during the valuation period, which would have been measured at June 30, 2011. Upon the sale of Interval, the sale price would be deemed the agreed value. The treatment of Mr. Nash's Performance RSUs upon a sale of Interval in the absence of the spin-off is described above. No value is presented in the table above for accelerated vesting of the Performance RSUs as the value is neither determinable nor estimable, given that such value would be based on a sale price for Interval, which would be determined by arms' length negotiations between IAC and the acquirer.

ILG Security Ownership of Certain Beneficial Owners and Management

        As of the date hereof, all of ILG's outstanding shares of common stock are owned by IAC. After the distribution, IAC will no longer own any shares of ILG common stock. The following table presents information relating to the expected beneficial ownership of shares of ILG common stock, assuming completion of the distribution as if it occurred on April 30, 2008, by (i) each individual or entity expected to own beneficially more than 5% of the outstanding shares of ILG common stock, assuming that there are 278,735,546 shares of common stock and Class B common stock of IAC outstanding immediately prior to the spin-offs and a distribution ratio of one-fifth of a share of ILG common stock for every share of IAC common stock and/or Class B common stock, (ii) each director of ILG, (iii) the Chief Executive Officer, the Chief Financial Officer and the other three named executive officers in the ILG summary compensation table (see "ILG Executive Compensation") and (iv) all of ILG's executive officers and directors as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at ILG's corporate headquarters at 6262 Sunset Drive, Miami, FL 33143. For each listed person, the number of shares of ILG common stock and percent of such class listed assumes the conversion or exercise of any ILG equity securities owned by such person that are or will become convertible or exercisable, and the exercise of stock options and the vesting of restricted stock units, if any, that will vest, within 60 days of April 30, 2008, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person.

        The share amounts for each beneficial owner listed here are based on each such individual's beneficial ownership of shares of IAC common stock and/or Class B common stock as of April 30, 2008, and assuming a distribution ratio of one fifth of a share of ILG common stock for every share of IAC common stock and/or Class B common stock. To the extent that ILG directors and executive officers own shares of IAC common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of IAC common stock. In addition, following the distribution, ILG expects that all IAC stock-based awards held by these individuals will be adjusted to become awards relating to common stock of all five companies resulting from the spin-offs. Those awards that will relate to ILG common stock are reflected in the table below based upon the expected adjustment formula described under the caption "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        The actual number of shares of ILG capital stock outstanding as of the date of the distribution may differ due, among other things, to the exercise of stock options or warrants or the vesting of restricted stock units, in each case, between April 30, 2008 and the date of the distribution and to the extent the other assumptions set forth above differ from actual developments.

	ILG Common Stock
Name and Address of Beneficial Owner	Shares	%
Clearbridge Advisors, LLC, et al(1)(2) 399 Park Avenue New York, NY 10022	2,651,312	4.75
Lord Abbett & Co. LLC(1)(2) 90 Hudson Street, 11th Floor Jersey City, NJ 07302	7,839,768	14.06
Liberty Media Corporation(3)(4) 12300 Liberty Boulevard Englewood, CO 80112	16,643,961	29.86
Gregory R. Blatt(5)	9,800	*
David Flowers	—	—
John Galea(5)	1,095	*
William L. Harvey	—	—
Gary S. Howard	—	—
Victoria Kincke(5)	743	*
Lew Korman	—	—
Thomas J. Kuhn	792	*
Marie Lee(5)	748	*
Jeanette Marbert(5)	4,754	*
Thomas J. McInerney(5)	20,576	*
Tom Murphy, Jr.	—	—
Craig Nash(5)	4,459	*
Avy H. Stein	—	—
All executive officers and directors as a group (14 persons)	42,967	*

*
The percentage of shares beneficially owned does not exceed 1%.

(1)
We have not been able to determine the person or persons controlling the fund through publicly available information.

(2)
Based upon information regarding IAC holdings reported on a Schedule 13G, as amended, which was filed with the SEC on February 14, 2008, and a distribution ratio of one-fifth of a share of ILG common stock for every share of IAC common stock and/or Class B common stock.

(3)
Liberty Media Corporation is a publicly traded corporation. According to Liberty Media Corporation's Schedule 14A, filed April 24, 2008, Liberty's chairman, John C. Malone, controls 33% of the voting power of Liberty Media Corporation.

(4)
Based on 58,796,381 shares of IAC common stock held by Liberty and 4,000,000, 15,618,230, 4,005,190 and 800,006 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively, and a distribution ratio of one-fifth of a share of ILG common stock for every share of IAC common stock and/or Class B common stock.

(5)
Excludes any equity awards that will vest upon completion of the spin-offs.

DESCRIPTION OF CAPITAL STOCK OF ILG

General

        The following is a summary of information concerning the capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation of the Company or its by-laws. The summary is qualified by reference to these documents, which you must read for complete information on the capital stock of the Company. The Amended and Restated Certificate of Incorporation and by-laws of the Company are included as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

Distributions of Securities

        In the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act.

Common Stock

        Immediately following the spin-off, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and the preferred stock described below.

        Shares Outstanding.    Immediately following the spin-off, we expect that the number of shares of common stock that we will have issued and outstanding will be approximately 55.75 million shares of common stock, par value $0.01 per share (based on a distribution ratio of one-fifth of a share of ILG for each share of IAC common stock and Class B common stock outstanding). This is based upon approximately 253,135,548 shares of IAC common stock and 25,599,998 shares of IAC Class B common stock outstanding as of March 31, 2008.

        Dividends.    Subject to prior dividend rights of the holders of any preferred shares, holders of shares of common stock of the Company are entitled to receive dividends when, as and if declared by its board of directors out of funds legally available for that purpose.

        Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors.

        Other Rights.    In the event of any liquidation, dissolution or winding up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not currently entitled to preemptive rights.

        Fully Paid.    The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

        ILG is authorized to issue up to 25,000,000 shares of preferred stock, par value $.01 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of preferred stock. The board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

        The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and the board of directors does not have a present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

        The Company is incorporated in Delaware and is governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Section 203 of the Delaware General Corporation Law

        Section 203 ("Section 203") of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." Generally, an "interested stockholder" for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision, if applicable, prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power (as calculated pursuant to Section 203) of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply in certain circumstances, including if the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. If such a provision is adopted by an amendment to the corporation's certificate of incorporation, the amendment will be effective immediately if, among other requirements, the corporation has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders. If this and other requirements are not satisfied, the amendment will not be effective until 12 months after its adoption and will not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption.

        In accordance with Section 203, the restrictions on certain business combinations in Section 203 will not apply in respect of the Company following the spin-off.

Anti-takeover Effects of the Certificate of Incorporation and By-laws of ILG and Delaware Law

        Some provisions of our Amended and Restated Certificate of Incorporation and by-laws and certain provisions of Delaware law could make the following more difficult:

  •
  acquisition of the Company by means of a tender offer;

  •
  acquisition of the Company by means of a proxy contest or otherwise; or

  •
  removal of incumbent officers and directors of the Company.

  Size of Board and Vacancies

        Our Amended and Restated Certificate of Incorporation and by-laws provide that the number of directors on the Company's board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.

  Elimination of Stockholder Action by Written Consent

        Our Amended and Restated certificate of incorporation and by-laws expressly eliminate the right of stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company's stockholders.

  Stockholder Meetings

        Under our Amended and Restated Certificate of Incorporation and by-laws, stockholders are not entitled to call special meetings of stockholders; only a majority of our board of directors or specified individuals may call such meetings.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our Amended and Restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In particular, stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Amended and Restated by-laws. To be timely, the notice must be received at the Company's principal executive office not later than 45 or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Moreover, in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 55 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders, the stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the corporate secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

  Undesignated Preferred Stock

        The authorization in our Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for the our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The provision in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of the Company's management.

NASDAQ Listing

        The Company has been approved to list its shares of common stock on NASDAQ and expects that its shares will trade under the ticker symbol "IILG."

Resale of ILG Common Stock

        As security holders, you will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by you. In addition, if you are deemed an "affiliate" of ILG (as defined in Rule 405 of the Securities Act), the securities offered hereby may be deemed "restricted securities" (as defined in Rule 144 under the Securities Act) notwithstanding their registration under this registration statement. As a result you will not be able to sell the securities offered hereby absent an effective registration statement covering such sales or an available exemption from registration under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Liberty Media Corporation

        In May 2008, in connection with the settlement of litigation relating to the proposed spin-offs, IAC entered into a "Spinco Agreement" with Liberty and affiliates of Liberty that hold shares of IAC common stock and/or Class B common stock (together with Liberty, the "Liberty Parties"), among others. At the time of the spin-offs, each Spinco will assume from IAC all of those rights and obligations under the Spinco Agreement providing for post-spin-off governance arrangements at the Spincos. As of April 30, 2008, Liberty may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 83,219,807 shares of IAC common stock that consists of shares of common stock and Class B common stock. Such shares constitute 29.9% of the outstanding shares of IAC common stock. Immediately following the spin-offs, it is expected that Liberty will beneficially own shares of common stock in each of the Spincos representing approximately 29.9% of the outstanding common stock of each of the Spincos. The following summary describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Spinco Agreement, which has been filed as an exhibit to each of the Form S-1 registration statements of the Spincos. The Spinco Agreement also requires each Spinco to enter into a registration rights agreement with the Liberty Parties at the time of the spin-offs, as described below.

Spinco Agreement

  Representation of Liberty on the Spinco Boards of Directors

        The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of a Spinco representing at least 20% of the total voting power of the Spinco's equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Spinco Board of Directors (rounded up to the nearest whole number). Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on the Spinco's Board who were not nominated by Liberty. All but one of Liberty's nominees serving on the Spinco Board of directors must qualify as "independent" under applicable stock exchange rules. In addition, the Nominating and/or Governance committee of the Spinco Board may include only "Qualified Directors," namely directors other than any who were nominated by Liberty, are officers or employees of the Spinco or were not nominated by the Nominating and/or Governance Committee of the Spinco's Board in their initial election to the Board and for whose election any Liberty Party voted shares.

        Until the second anniversary of the spin-off of a Spinco, the Liberty Parties agreed to vote all of the equity securities of a Spinco beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Spinco Board of Directors so long as the slate includes the director-candidates that Liberty has the right to nominate.

  Acquisition Restrictions

        The Liberty Parties have agreed in the Spinco Agreement not to acquire beneficial ownership of any equity securities of a Spinco (with specified exceptions) unless:

  •
  the acquisition was approved by a majority of the Qualified Directors;

  •
  the acquisition is permitted under the provisions described in "Competing Offers" below; or

  •
  after giving effect to the acquisition, Liberty's ownership percentage of the equity securities of the Spinco, based on voting power, would not exceed the Applicable Percentage.

        The "Applicable Percentage" initially is Liberty's ownership percentage upon the spin-off of a Spinco, based on voting power (expected to be approximately 30%), plus 5%, but in no event more than 35%. Following a spin-off, the Applicable Percentage for the Spinco will be reduced for specified transfers of equity securities of the Spinco by the Liberty Parties. During the first two years following the spin-off of a Spinco, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Standstill Restrictions

        Until the second anniversary of the spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under "Acquisition Restrictions" or "Competing Offers" or in certain other limited circumstances, no Liberty Party may:

  •
  offer to acquire beneficial ownership of any equity securities of such Spinco;

  •
  initiate or propose any stockholder proposal or seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of such Spinco;

  •
  offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

  •
  subject any equity securities of such Spinco to a voting agreement;

  •
  make a request to amend any of the provisions described under "Acquisition Restrictions", "Standstill Restrictions" or "Competing Offers";

  •
  make any public disclosure, or take any action which could reasonably be expected to require such Spinco to make any public disclosure, with respect to any of the provisions described under "Standstill Restrictions"; or

  •
  enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under "Standstill Restrictions".

  Transfer Restrictions

        Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of a Spinco to any person except for certain transfers, including:

  •
  transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in "broker transactions");

  •
  transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by the Spinco;

  •
  transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of the Spinco's equity securities, giving effect to the transfer, would exceed 15%;

  •
  a transfer of all of the equity securities of the Spinco beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee's ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement relating to the Spinco;

  •
  specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

  •
  specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties' equity securities in the Spinco, subject to specified restrictions.

        During the first two years following the applicable spin-off, transfers otherwise permitted by the first and third bullets above will be prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and the Spinco do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Competing Offers

        During the period when Liberty continues to have the right to nominate directors to a Spinco's Board of Directors, if the Spinco's Board of Directors determines to pursue certain types of transactions on a negotiated basis (either through an "auction" or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that the Spinco is negotiating with a single bidder, the Spinco's Board must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

        If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of the Spinco other than pursuant to an agreement with the Spinco or (y) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and the Spinco's Board fails to take certain actions to block such third party from acquiring an ownership percentage of the Spinco (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under "Standstill Restrictions" and "Acquisition Restrictions" above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty's ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the applicable spin-off and the date that Liberty's ownership percentage (based on voting power) exceeds 50%, the obligations described under "Acquisition Restrictions" will be terminated.

  Other

        Following the spin-off of a Spinco, amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and the Spinco that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

Registration Rights Agreement

        As indicated above under "Spinco Agreement," each Spinco will grant to Liberty the registration rights described below at the time of its spin-off.

        Under the registration rights agreement, the Liberty Parties and their permitted transferees (the "Holders") will be entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Spinco common stock received by the Liberty Parties as a result of the Spinco's spin-off and other shares of Spinco common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the "Registrable Shares"). The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

        The Spinco will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Spinco, against specified liabilities in connection with misstatements or omissions in any registration statement.

Relationships Among IAC and the Spincos

        Following the spin-offs, the relationships among IAC and the Spincos will be governed by a number of agreements. These agreements include, among others:

  •
  a Separation and Distribution Agreement;

  •
  a Tax Sharing Agreement;

  •
  an Employee Matters Agreement; and

  •
  a Transition Services Agreement (collectively, the "Spin-Off Agreements").

        The Spin-Off Agreements will be filed as exhibits to the respective registration statement on Form S-1 of each of the Spincos, of which this prospectus is a part, and the summaries of each such agreement are qualified by reference to the full text of the applicable agreement.

  Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth the arrangements among IAC and each of the Spincos regarding the principal transactions necessary to separate each of the Spincos from IAC, as well as govern certain aspects of the relationship of a Spinco with IAC and other Spincos after the completion of the spin-offs.

        Each Spinco will agree to indemnify, defend and hold harmless (and to cause the other members of its respective group to indemnify, defend and hold harmless), under the Separation and Distribution Agreement, IAC and each of the other Spincos, and each of their respective current and former directors, officers and employees, from and against any losses arising out of any breach by such indemnifying companies of the Spin-Off Agreements, any failure by such indemnifying company to assume and perform any of the liabilities allocated to such company and any liabilities relating to the indemnifying company's financial and business information included in filings made with the SEC in connection with the spin-offs. IAC will agree to indemnify, defend and hold harmless each of the Spincos, and each of their respective current and former directors, officers and employees, from and against losses arising out of any breach by IAC of the Spin-Off Agreements, and any failure by IAC to perform its obligations under the Separation and Distribution Agreement or any Spin-Off Agreement.

        In addition, the Separation and Distribution Agreement will also govern insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents and access to property.

  Tax Sharing Agreement

        The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of IAC and each Spinco after the spin-off of such Spinco with respect to taxes for periods ending on or before the spin-off of such Spinco. In general, pursuant to the Tax Sharing Agreement, IAC will prepare and file the consolidated federal income tax return, and any other tax returns that include IAC (or any of its subsidiaries) and a Spinco (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date of such Spinco with the appropriate tax authorities, and, except as otherwise set forth below, IAC will pay any taxes relating thereto to the relevant tax authority (including any taxes attributable to an audit adjustment with respect to such returns; provided that IAC will not be responsible for audit adjustments relating to the business of a Spinco (or any of its subsidiaries) with respect to pre-spin off periods if such Spinco fails to fully cooperate with IAC in the conduct of such audit). Each Spinco will prepare and file all tax returns that include solely such Spinco and/or its subsidiaries and any separate company tax returns for such Spinco and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of such Spinco, and will pay all taxes due with respect to such tax returns (including any taxes attributable to an audit adjustment with respect to such returns). In the event an adjustment with respect to a pre-spin off period for which IAC is responsible results in a tax benefit to a Spinco in a post-spin off period, such Spinco will be required to pay such tax benefit to IAC. In general, IAC controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the IAC group and any other tax returns for which the IAC group is responsible.

        Under the Tax Sharing Agreement a Spinco generally (i) may not take (or fail to take) any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the spin-off of such Spinco to be untrue, (ii) may not take (or fail to take) any other action that would cause the spin-off of such Spinco to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off of such Spinco and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. Tree.com will not be subject to certain of the restrictions applicable to the other Spincos during the 25-month period following the spin-off of each such other Spinco. During the 25-month period, a Spinco may take certain actions prohibited by these covenants if (i) it obtains IAC's prior written consent, (ii) it provides IAC with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax free nature of the spin-off of such Spinco, in each case satisfactory to IAC in its sole discretion, or (iii) IAC obtains a private letter ruling at such Spinco's request. In addition, with respect to actions or transactions involving acquisitions of Spinco stock entered into at least 18 months after the distribution of such Spinco, such Spinco will be permitted to proceed with such transaction if it delivers an unconditional officer's certificate establishing facts evidencing that such acquisition satisfies the requirements of a specified safe harbor set forth in applicable U.S. Treasury Regulations, and IAC, after due diligence, is satisfied with the accuracy of such certification.

        Notwithstanding the receipt of any such IRS ruling, tax opinion or officer's certificate, generally each Spinco must indemnify IAC and each other Spinco for any taxes and related losses resulting from (i) any act or failure to act by such Spinco described in the covenants above, (ii) any acquisition of equity securities or assets of such Spinco or any member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off of such Spinco.

        Under U.S. federal income tax law, IAC and the Spincos are severally liable for all of IAC's federal income taxes attributable to periods prior to and including the current taxable year of IAC, which ends on December 31, 2008. Thus, if IAC failed to pay the federal income taxes attributable to it under the Tax Sharing Agreement for periods prior to and including the current taxable year of IAC, the Spincos would be severally liable for such taxes. In the event a Spinco is required to make a payment in respect of a spin-off related tax liability of the IAC consolidated federal income tax return group under these rules for which such Spinco is not responsible under the Tax Sharing Agreement and full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement, IAC will indemnify the Spinco that was required to make the payment from and against the portion of such liability for which full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement.

        The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the IAC consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters. In general, tax deductions arising by reason of exercises of options to acquire IAC or Spinco stock, vesting of "restricted" IAC or Spinco stock, or settlement of restricted stock units with respect to IAC or Spinco stock held by any person will be claimed by the party that employs such person at the time of exercise, vesting or settlement, as applicable (or in the case of a former employee, the party that last employed such person).

  Employee Matters Agreement

        The employee matters agreement covers a wide range of compensation and benefit issues related to the spin-offs. In general, under the employee matters agreement:

  •
  IAC will assume or retain (i) all liabilities with respect to IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries.

  •
  Each Spinco will assume or retain (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all such Spinco's employees, former employees and their dependents and beneficiaries.

        Subject to a transition period through the end of 2008 with respect to health and welfare benefits, after the spin-offs, the Spincos no longer will participate in IAC's employee benefit plans, but will have established their own employee benefit plans that are currently expected to be substantially similar to the plans sponsored by IAC prior to the spin-offs. Through the end of 2008, IAC will continue to provide health and welfare benefits to employees of the Spincos and each Spinco will bear the cost of this coverage with respect to its employees. Assets and liabilities from the IAC Retirement Savings Plan relating to Spinco employees and former employees will be transferred to the applicable, newly established Spinco Retirement Savings Plan as soon as practicable following the spin-offs. For a description of the treatment of outstanding IAC equity awards pursuant to the employee matters agreement, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

  Transition Services Agreement

        Pursuant to a transition services agreement among IAC and the Spincos, each of IAC and the Spincos currently expect that some combination of the following services, among others, will be provided by/to the parties (and/or their respective businesses) as set forth below on an interim, transitional basis following completion of the spin-offs:

  •
  assistance with certain legal, finance, internal audit, human resources, insurance and tax affairs, including assistance with certain public company functions, from IAC to the Spincos;

  •
  continued coverage/participation for employees of the Spincos under IAC health and welfare plans on the same basis as immediately prior to the distribution;

  •
  the leasing/subleasing of office and/or data center space by IAC and its businesses to various Spincos (and vice versa);

  •
  assistance with the implementation and hosting of certain software applications by/from IAC and its businesses for various Spincos (and vice versa);

  •
  call center and customer relations services by Ticketmaster to IAC's Reserve America business and Tree.com;

  •
  payroll processing services by Ticketmaster to certain IAC businesses and an ILG business and by HSNi to IAC;

  •
  tax compliance services by HSNi to ILG and accounting services by Ticketmaster to IAC; and

  •
  such other services as to which any Spinco(s) and IAC may agree.

        The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the spin-offs. In general, the services to be provided by/to the parties (and/or their respective businesses) will begin on the date of the completion of the spin-offs and will cover a period generally not expected to exceed 12 months following the spin-offs. Any party may terminate the agreement with respect to one or more particular services being received by it upon such notice as will be provided for in the transition services agreement.

  Commercial Agreements

        Each of the Spincos currently, and for the foreseeable future, expect to provide certain services to each other pursuant to certain commercial relationships with IAC and/or other Spincos. Additionally, in connection with the spin-offs, each Spinco is expected to enter or has entered into various commercial agreements, primarily in the form of leases and distribution and services agreements, between their subsidiaries, on the one hand, and subsidiaries of IAC and/or one or more other Spincos, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-offs and which are intended to reflect arm's length terms and none of which is expected to constitute a material contract to the applicable Spinco. Below is a brief description of such agreements that, individually or together with similar agreements, involve revenues to either IAC or a Spinco in excess of $120,000. Distribution agreements generally involve the payment of fees (usually on a fixed-per-transaction, revenue sharing or commission basis) from the party seeking distribution of the product or service to the party that is providing the distribution.

        HSNi.    Certain subsidiaries of HSNi distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, HSNi sells merchandise on behalf of Shoebuy through HSN and various Cornerstone brands.

        Aggregate revenues earned in respect of commercial agreements between HSNi and IAC by HSNi subsidiaries from businesses that IAC will own following the distribution were approximately $320,000 in 2007. Aggregate payments made by HSNi subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $1.8 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        ILG.    Certain subsidiaries of ILG distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, Interval promotes and distributes ticketing services for certain events, either through advance access or by passing along a deeper discount to its members via a link to the Ticketmaster booking engine.

        Aggregate revenues earned in respect of commercial agreements between ILG and IAC by ILG subsidiaries from businesses that IAC will own following the distribution were not material in 2007. Aggregate payments made by ILG subsidiaries to IAC subsidiaries in respect of these agreements were approximately $2.1 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Ticketmaster.    Certain subsidiaries of Ticketmaster (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Ticketmaster leases its corporate headquarters in California, as well as office space for its New York City operations at IAC's headquarters, from IAC; and

  •
  IAC's Advertising Solutions business acts as a sales agent for Ticketmaster in connection with the sale of advertising on www.ticketmaster.com and websites of other Ticketmaster businesses.

        Aggregate revenues earned in respect of commercial agreements between Ticketmaster and IAC by Ticketmaster subsidiaries from businesses that IAC will own following the distribution were approximately $12.2 million in 2007. Aggregate payments made by Ticketmaster subsidiaries to IAC and its subsidiaries in respect of commercial agreements were approximately $4.2 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Tree.com.    Certain subsidiaries of Tree.com (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Tree.com licenses certain real estate information to IAC's Ask.com business for use in connection with real estate related search results;

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  IAC's Ask.com and Citysearch businesses provide search engine marketing services and advertising to Tree.com businesses; and

  •
  Tree.com has agreed to provide certain mortgage brokerage services to a joint venture in which IAC is a party.

        Aggregate revenues earned in respect of commercial agreements between Tree.com and IAC by Tree.com subsidiaries from businesses that IAC will own following the distribution were approximately $300,000 in 2007. Aggregate payments made by Tree.com subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $400,000 in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

Certain Other Relationships and Related Person Transactions

        We are currently subject to the policies and procedures of IAC regarding the review and approval of related person transactions. Immediately prior to the spin-off, we will adopt a formal written policy governing the review and approval of related person transactions. We expect that the policies we implement will require the management of the Company to determine whether any proposed transaction, arrangement or relationship with a related person fell within the definition of "transaction" set forth in Item 404(a) of Regulation S-K under the Securities Act, and if so, will require management to submit such transaction to the Company's Audit Committee for approval. The Audit Committee, in considering whether to approve related person transactions, would then consider all facts and circumstances that it deemed relevant.

        The disclosure below describes related person transactions involving the Company and related parties of IAC prior to the spin-off, as well as certain relationships involving the Company and its related parties. The terms "related person" and "transaction" have the meanings set forth in Item 404(a) of Regulations S-K under the Securities Act.

        In 2007, an ILG subsidiary made payments to Arise Virtual Solutions in the aggregate amount of approximately $3.2 million for call center services. Arise Virtual Solutions is a related party of IAC because it is a portfolio company of Accretive LLC, of which Mr. Edgar Bronfman, a member of the IAC Board of Directors, is a partner.

        In 2007, ILG received payments from Expedia subsidiaries in the aggregate amount of approximately $380,000, which amount represents commissions payable to ILG in connection with the booking of travel accommodations from certain Expedia travel suppliers through an existing affiliate distribution relationship. IAC and Expedia are related parties because they are under common control.

DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN

Introduction

        Prior to the completion of the spin-off, ILG expects to adopt the Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan. The purpose of the plan will be to assist ILG in attracting, retaining and motivating officers and employees, and to provide ILG with the ability to provide incentives more directly linked to the profitability of our businesses and increases in stockholder value. In addition, the plan is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of IAC and its subsidiaries. See "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards." ILG was incorporated in 2008 and has not yet completed its first fiscal year.

Description

        The Stock and Annual Incentive Plan is expected to contain important features that are summarized below.

Administration

        The Stock and Annual Incentive Plan will be administered by the Compensation and Human Resources Committee or such other committee of the Board as the ILG Board of Directors may from time to time designate (the "Committee"). Among other things, the Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of ILG common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

        In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of ILG and its subsidiaries and affiliates will be eligible to be granted awards under the Stock and Annual Incentive Plan (other than adjusted awards that are assumed in connection with the spin-offs).

Shares Subject to the Plan

        The Stock and Annual Incentive Plan with will authorize the issuance of up to 5,000,000 shares of ILG common stock pursuant to new awards under the plan, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. No single participant may be granted awards covering in excess of 3,333,333 shares of ILG common stock over the life of the Stock and Annual Incentive Plan.

        The shares of ILG common stock subject to grant under the Stock and Annual Incentive Plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the ILG Board. Other than adjusted awards, to the extent that any award is forfeited, or any option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of ILG common stock subject to such awards not delivered as a result thereof will again be available for awards under the plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of ILG common stock (by either actual delivery or by attestation), only the number of shares of ILG common stock issued net of the shares of ILG common stock delivered or attested to will be deemed delivered for purposes of the limits in the plan. To the extent any shares of ILG common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of ILG common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the plan.

        In the event of certain extraordinary corporate transactions, the Committee or the ILG Board will be able to make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the plan, (2) the various maximum limitations set forth in the plan, (3) the number and kind of shares or other securities subject to outstanding awards; and (4) the exercise price of outstanding options and stock appreciation rights.

        As indicated above, several types of stock grants can be made under the Stock and Annual Incentive Plan. A summary of these grants is set forth below. The Stock and Annual Incentive Plan will govern options and restricted stock units that convert from existing IAC options and IAC restricted stock units in connection with the spin-offs, as well as other award grants made following the spin-offs pursuant to such plans. Notwithstanding the foregoing, the terms that govern IAC options and IAC restricted stock units that convert into options and restricted stock units of ILG in connection with the spin-offs will govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options and Stock Appreciation Rights

        Stock options granted under the Stock and Annual Incentive Plan may either be incentive stock options or nonqualified stock options. Stock appreciation rights granted under the plan may either be granted alone or in tandem with a stock option. The exercise price of options and stock appreciation rights cannot be less than 100% of the fair market value of the stock underlying the options or stock appreciation rights on the date of grant. Optionees may pay the exercise price in cash or, if approved by the Committee, in ILG common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by "cashless exercise" through a broker or by withholding shares otherwise receivable on exercise. The term of options and stock appreciation rights will be as determined by the Committee, but an ISO may not have a term longer than ten years from the date of grant. The Committee will determine the vesting and exercise schedule of options and stock appreciation rights, and the extent to which they will be exercisable after the award holder's employment terminates. Generally, unvested options and stock appreciation rights terminate upon the termination of employment, and vested options and stock appreciation rights will remain exercisable for one year after the award holder's death, disability or retirement, and 90 days after the award holder's termination for any other reason. Vested options and stock appreciation rights will also terminate upon the optionee's termination for cause (as defined in the plan). Stock options and stock appreciation rights are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or stock appreciation rights, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant's family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock

        Restricted stock may be granted with such restriction periods as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of performance-based awards that are intended to qualify under Section 162(m)(4) of the Internal Revenue Code of 1986, as amended, (i) such goals will be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total shareholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price, with respect to ILG or any subsidiary, division or department of ILG. Such performance goals also may be based upon the attaining of specified levels of ILG, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries. Performance goals based on the foregoing factors are hereinafter referred to as "Performance Goals." The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing restricted shares be held by ILG. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, and is forfeited upon termination of employment, unless otherwise provided by the Committee. Other than such restrictions on transfer and any other restrictions the Committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award.

Restricted Stock Units

        The Committee may grant restricted stock units payable in cash or shares of ILG common stock, conditioned upon continued service and/or the attainment of Performance Goals determined by the Committee. The terms and conditions of restricted stock unit awards (including any Performance Goals) need not be the same with respect to each participant.

Other Stock-Based Awards

        Other awards of ILG common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, ILG common stock, including (without limitation), unrestricted stock, dividend equivalents and convertible debentures, may be granted under the plan.

Bonus Awards

        Bonus awards granted to eligible employees of ILG and its subsidiaries and affiliates under the Stock and Annual Incentive Plan will be based upon the attainment of the Performance Goals established by the Committee for the plan year or such shorter performance period as may be established by the Committee. Bonus amounts earned by any individual will be limited to $10 million for any plan year, pro rated (if so determined by the Committee) for any shorter performance period. Bonus amounts will be paid in cash or, in the discretion of ILG, in ILG common stock, as soon as practicable following the end of the plan year. The Committee may reduce or eliminate a participant's bonus award in any year notwithstanding the achievement of Performance Goals.

Change in Control

        In the event of a Change of Control (as defined in the Stock and Annual Incentive Plan), the Committee will have the discretion to determine the treatment of awards granted under the Stock and Annual Incentive Plan, including providing for the acceleration of such awards upon the occurrence of the Change of Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change of Control.

Amendment and Discontinuance

        The Stock and Annual Incentive Plan may be amended, altered or discontinued by the ILG Board, but no amendment, alteration or discontinuance may impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award, restricted stock unit award or bonus award previously granted without the optionee's or recipient's consent. Amendments to the Stock and Annual Incentive Plan will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

        The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to stock options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

        Nonqualified Options.    Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and IAC will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid under an SAR (the "spread") will constitute compensation taxable to the optionee as ordinary income. ILG, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Code Section 162(m).

        ISOs.    An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax.

        Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO, after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee (the "ISO Holding Period"), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price. ILG is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

USE OF PROCEEDS

        We will not receive any proceeds from the distribution of our common stock in the spin-off. Any proceeds received by us from the exercise of the stock options covered by the Stock and Annual Incentive Plan will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

        No consideration will be paid for the shares of common stock distributed in the spin-off.

LEGAL MATTERS

        The validity of the shares of our common stock issued in the spin-off will be passed upon by the General Counsel of IAC/InterActiveCorp. Certain tax matters will be passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

        The consolidated financial statements of ILG at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and the related financial statements schedule included in this prospectus have been so included in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered hereunder. This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

        After the spin-off, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC's website at www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

        We have audited the accompanying consolidated balance sheets of Interval Leisure Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule on page F-28. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interval Leisure Group, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York
May 5, 2008

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue	$360,407	$288,646	$260,843
Cost of sales (exclusive of depreciation shown separately below)	100,799	66,293	60,794

Gross profit	259,608	222,353	200,049
Selling and marketing expense	45,835	41,635	38,424
General and administrative expense	71,913	61,538	56,213
Amortization of intangibles	26,879	25,220	25,220
Depreciation	8,415	7,832	7,368

Operating income	106,566	86,128	72,824
Other income (expense):
Interest income	10,345	8,914	6,518
Interest expense	(205)	(357)	(623)
Other expense	(606)	(774)	(272)

Total other income, net	9,534	7,783	5,623

Earnings before income taxes and minority interest	116,100	93,911	78,447
Income tax provision	(45,032)	(35,868)	(29,204)
Minority interest in income of consolidated subsidiaries	(12)	—	—

Net income	$71,056	$58,043	$49,243

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands)
ASSETS
Cash and cash equivalents	$67,113	$37,557
Restricted cash and cash equivalents	5,817	293
Accounts receivable, net of allowance of $352 and $255, respectively	15,750	9,301
Deferred income taxes	28,109	18,417
Deferred membership costs	13,688	12,440
Prepaid expenses and other current assets	17,086	14,816

Total current assets	147,563	92,824
Property and equipment, net	34,963	21,330
Goodwill	514,308	473,879
Intangible assets, net	188,895	153,220
Deferred membership costs	21,217	18,218
Deferred income taxes	12,549	7,074
Other non-current assets	3,122	1,132

TOTAL ASSETS	$922,617	$767,677

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Accounts payable, trade	$10,981	$7,142
Deferred revenue	97,898	88,157
Income taxes payable	2,489	—
Accrued compensation and benefits	11,635	7,493
Member deposits	11,167	10,692
Accrued expenses and other current liabilities	26,105	22,544

Total current liabilities	160,275	136,028
Other long-term liabilities	2,286	1,509
Deferred revenue	139,044	123,181
Deferred income taxes	107,133	98,072
Minority interest	512	—
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Invested capital	726,919	612,532
Receivables from IAC and subsidiaries	(436,475)	(355,057)
Retained earnings	222,484	151,198
Accumulated other comprehensive income	439	214

Total shareholders' equity	513,367	408,887

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$922,617	$767,677

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Retained Earnings	Accumulated Other Comprehensive (Loss) Income
			(In thousands)
Balance as of December 31, 2004	$467,746	$607,316	$(182,876)	$43,912	$(606)
Comprehensive income:
Net income for the year ended December 31, 2005	49,243	—	—	49,243	—
Foreign currency translation	(1,096)	—	—	—	(1,096)

Comprehensive income	48,147
Net transfers from IAC	300	300	—	—	—
Net changes in receivables from IAC and subsidiaries	(76,246)	—	(76,246)	—	—

Balance as of December 31, 2005	439,947	607,616	(259,122)	93,155	(1,702)
Comprehensive income:
Net income for the year ended December 31, 2006	58,043	—	—	58,043	—
Foreign currency translation	1,916	—	—	—	1,916

Comprehensive income	59,959
Net transfers from IAC (principally the pushdown of IAC's acquisition of a minority interest in Interval)	4,916	4,916	—
Net changes in receivables from IAC and subsidiaries	(95,935)	—	(95,935)	—	—

Balance as of December 31, 2006	408,887	612,532	(355,057)	151,198	214
Comprehensive income:
Net income for the year ended December 31, 2007	71,056	—	—	71,056	—
Foreign currency translation	225	—	—	—	225

Comprehensive income	71,281
Cumulative effect of adoption of FIN 48	230	—	—	230	—
Net transfers from IAC (principally the funding of ILG's acquisition of RQH)	114,387	114,387	—
Net changes in receivables from IAC and subsidiaries	(81,418)	—	(81,418)	—	—

Balance as of December 31, 2007	$513,367	$726,919	$(436,475)	$222,484	$439

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash flows from operating activities:
Net income	$71,056	$58,043	$49,243
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	26,879	25,220	25,220
Depreciation	8,415	7,832	7,368
Non-cash compensation expense	3,629	3,286	1,259
Deferred income taxes	(6,106)	(7,275)	(9,884)
Excess tax benefits from stock-based awards	—	—	25
Minority interest in income of consolidated subsidiaries	12	—	—
Changes in current assets and liabilities:
Accounts receivable	(3,552)	228	(760)
Prepaid expenses and other current assets	(2,222)	185	(796)
Accounts payable and other current liabilities	6,741	2,490	3,078
Income taxes payable	3,015	1,184	1,042
Deferred revenue	18,134	15,118	18,461
Other, net	(421)	76	775

Net cash provided by operating activities	125,580	106,387	95,031

Cash flows from investing activities:
Transfers to IAC	(84,520)	(103,565)	(80,129)
Acquisitions, net of cash acquired	(114,071)	—	—
Capital expenditures	(10,319)	(6,682)	(8,966)

Net cash used in investing activities	(208,910)	(110,247)	(89,095)

Cash flows from financing activities:
Capital contributions from IAC	114,071	—	—
Principal payments on short-term obligations	(215)	—	—
Excess tax benefits from stock-based awards	259	328	—
Other, net	(1,923)	137	(33)

Net cash provided by (used in) financing activities	112,192	465	(33)

Effect of exchange rate changes on cash and cash equivalents	694	4,509	(3,270)

Net increase in cash and cash equivalents	29,556	1,114	2,633
Cash and cash equivalents at beginning of period	37,557	36,443	33,810

Cash and cash equivalents at end of period	$67,113	$37,557	$36,443

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying Interval Leisure Group, Inc. ("ILG") as one of those five companies. In these consolidated financial statements, we refer to the separation transaction herein as the "spin-off." In connection with the spin-off, ILG was incorporated as a Delaware corporation in May 2008. ILG currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, ILG will consist of Interval and ResortQuest Hawaii and ResortQuest Real Estate of Hawaii, collectively referred to herein as "RQH", which was acquired on May 31, 2007, the businesses that formerly comprised IAC's Interval segment. The businesses to be operated by ILG following the spin-off are referred to herein as the "ILG Businesses."

Basis of Presentation

        The historical consolidated financial statements of ILG and its subsidiaries reflect the contribution or other transfer to ILG of all of the subsidiaries and assets and the assumption by ILG of all of the liabilities relating to the ILG Businesses in connection with the spin-off and the allocation to ILG of certain IAC corporate expenses relating to the ILG Businesses. Accordingly, the historical consolidated financial statements of ILG reflect the historical financial position, results of operations and cash flows of the ILG Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the ILG Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for ILG on an as if stand-alone, separate tax return basis. Intercompany transactions and accounts have been eliminated.

        In the opinion of ILG's management, the assumptions underlying the historical consolidated financial statements of ILG are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of ILG would have been had ILG been a stand-alone company during the periods presented.

Company Overview

        ILG is a leading provider of membership services, primarily to the vacation ownership industry, through Interval. With the acquisition of RQH in May 2007, ILG also entered the vacation rental and property management services industry.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

        Revenue, net of sales incentives, from Interval membership fees is deferred and recognized over the terms of the applicable memberships ranging from one to five years, on a straight-line basis. Generally, memberships are cancelable and refundable on a pro-rata basis. Direct costs of acquiring members and direct costs of sales related to deferred membership revenue are also deferred and amortized on a straight-line basis over the terms of the applicable memberships. Revenue from vacation

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transactions is recognized when Interval provides confirmation of the vacation, at which time the fee is nonrefundable.

        RQH revenue primarily consists of property management fees and service fees. Property management fees, which are generally a percentage (ranging from 1% to 25%) of the rental price of the vacation property, are generated when the property is rented. The management fee rate is based upon the type of services provided to the property owner and the type of rental unit managed. RQH's proportionate share of the rental price of the property is recognized over the rental period. RQH also provides, or arranges through third parties, certain services for property owners or guests including reservations, housekeeping, long-distance telephone, beach equipment rental and pool cleaning. Service fee revenue is recognized when the service is provided by RQH. Services provided by third parties are generally billed directly to property owners or guests and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

        Cash and cash equivalents include cash, money market instruments and time deposits with maturities of less than 91 days.

Restricted Cash

        Restricted cash primarily includes amounts held in trust and lock box accounts in connection with certain transactions with RQH's managed properties.

Accounts Receivable

        Accounts receivable are stated at amounts due from customers, principally resort developers and members, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. ILG determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, ILG's previous loss history, the specific customer's current ability to pay its obligation to ILG and the condition of the general economy. ILG writes off accounts receivable when they become uncollectible.

Property and Equipment

        Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation Period
Computer equipment	3 to 8 Years
Capitalized software	3 to 5 Years
Buildings and leasehold improvements	1 to 40 Years
Furniture and other equipment	3 to 10 Years

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In accordance with American Institute of Certified Public Accountants' Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Interval capitalizes certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal software costs, net of accumulated depreciation, totaled $12.9 million and $11.0 million at December 31, 2007 and 2006, respectively, and are included in "Property and equipment, net" in the accompanying consolidated balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill acquired in business combinations is assigned to the reporting unit that is expected to benefit from the combination as of the acquisition date. ILG tests goodwill and indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. If the carrying amount of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded.

Long-Lived Assets and Intangible Assets with Definite Lives

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite lived intangible assets is recorded on a straight-line basis over their estimated lives.

Advertising

        Advertising costs are expensed in the period incurred and principally represent printing and postage costs of directories and magazines, promotions, trade shows and agency fees. Advertising expense was $18.6 million, $19.1 million and $18.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

        ILG accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. ILG records interest on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

        Effective January 1, 2007, ILG adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). As a result of the adoption of FIN 48, ILG recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency Translation and Transaction Gains and Losses

        The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a separate component of shareholders' equity. Accumulated other comprehensive income is solely related to foreign currency translation and is recorded net of tax. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of operations.

        Foreign currency transaction net losses for the years ended December 31, 2007, 2006 and 2005 were $0.6 million, $0.5 million and $0.2 million, respectively, and are included in "Other expense" in the accompanying consolidated statements of operations.

Stock-Based Compensation

        Effective January 1, 2006, ILG adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. See Note 4 for a further description of the impact of the adoption of SFAS 123R and Staff Accounting Bulletin No. 107 ("SAB 107").

Minority Interest

        Minority interest in 2007 represents minority ownership in RQH. In connection with the acquisition of RQH, a member of senior management of this business purchased an ownership interest at the same per share price as ILG. ILG is party to a fair value put and call arrangement with respect to this interest. This put and call arrangement allows this member of management to require ILG to purchase their interest or allows ILG to acquire such interest at fair value, respectively. This put and call arrangement becomes exercisable by ILG and the counter-party, respectively, at a date no earlier than 2013. Upon such exercise, the consideration payable can be denominated in either shares of IAC or cash at IAC's option. This put and call arrangement will be modified prior to the spin-off so that the consideration payable in IAC shares will be replaced with ILG shares. This put arrangement is exercisable by the counter-party outside the control of ILG and is accounted for in accordance with

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EITF D-98 "Classification and Measurement of Redeemable Securities." Accordingly, to the extent that the fair value of this interest exceeds the value determined by normal minority interest accounting, the value of such interest is adjusted to fair value with a corresponding adjustment to invested capital. At and for the year ended December 31, 2007, ILG did not record an adjustment as this interest is recorded at fair value.

Accounting Estimates

        ILG's management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying consolidated financial statements include: the recovery of goodwill and intangible assets; the determination of deferred income taxes, including related valuation allowances; the determination of deferred revenue; and assumptions related to the determination of stock-based compensation.

Certain Risks and Concentrations

        ILG's business is subject to certain risks and concentrations including exposure to risks associated with online commerce security and credit card fraud. A substantial percentage of the vacation ownership resorts in the Interval network are located in Florida, Hawaii, Las Vegas, Mexico and Southern California and all of the vacation properties for which RQH provides vacation rental and property management services are located in Hawaii. ILG also depends on relationships with developers and vacation property owners, as well as third party service providers for processing certain fulfillment services.

        Financial instruments, which potentially subject ILG to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with quality financial institutions of high credit.

        ILG conducts business in one foreign country where a currency restriction exists. At December 31, 2007 and 2006, ILG had $5.1 million and $4.0 million of cash which can only be repatriated upon the approval of that country's government. ILG has requested approval for a portion of the cash to be repatriated. This request is currently pending.

Recent Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. ILG is currently assessing the impact of SFAS No. 160 on its consolidated financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. ILG is currently assessing the impact of the adoption of SFAS No. 141R on its consolidated financial position, results of operations and cash flows.

NOTE 3—BUSINESS ACQUISITIONS

        On May 31, 2007, ILG completed the acquisition of RQH, a vacation rental and property management services company, for approximately $110 million in cash. The acquisition was funded by IAC, and such funding has been recorded as a transfer from IAC within the statement of shareholders' equity. ILG performed valuations of certain tangible and intangible assets acquired. These valuations identified $56.2 million of intangible assets other than goodwill. The goodwill recognized amounted to $40.4 million. Intangible assets with definite lives included property management contracts ($45.7 million), wholesaler agreements ($5.9 million), trade names and trademarks ($4.3 million) and other agreements ($0.3 million) and are being amortized over a weighted-average period of 12.7 years. IAC also allocated $9.0 million of the purchase price to increase the recorded value of two vacation property front desk units to fair value. The entire amount allocated to goodwill is tax deductible. ILG viewed RQH's revenue, operating income, Operating Income Before Amortization, net income and cash flow as its most important valuation metrics. ILG agreed to consideration that resulted in recognition of a significant amount of goodwill because RQH's business model complements the business model of ILG and because of RQH's market position, brand and growth opportunities in its market. As a result, a significant portion of the consideration was based on the expected financial performance of RQH, and not the asset value on the books of RQH at the time of acquisition.

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION

        The equity awards described below principally relate to awards to ILG employees that were granted under various IAC stock and annual incentive plans.

        Effective January 1, 2006, ILG adopted SFAS 123R using the modified prospective transition method and has applied the classification provisions of SAB 107 regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies in its adoption of SFAS 123R.

        The adoption of SFAS 123R did not impact the amount of stock-based compensation expense recorded in the accompanying consolidated statements of operations as ILG had previously adopted the

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION (Continued)

expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

        Prior to the adoption of SFAS 123R, the entire tax benefit from stock-based compensation was reported as a component of operating cash flows. Upon the adoption of SFAS 123R, tax benefits resulting from tax deductions in excess of the stock-based compensation expense recognized in the consolidated statement of operations are reported as a component of financing cash flows. For the years ended December 31, 2007 and 2006, excess tax benefits from stock-based compensation of $0.3 million and $0.3 million, respectively, are included as a component of financing cash flows. For the year ended December 31, 2005, excess tax benefits from stock-based compensation of less than $0.1 million is included as a component of operating cash flows.

        Non-cash stock-based compensation expense related to equity awards is included in the following line items in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years Ended December 31,
	2007	2006	2005
Cost of sales	$282	$225	$82
Selling and marketing expense	308	210	46
General and administrative expense	3,039	2,851	1,131

Non-cash stock-based compensation expense before income taxes	3,629	3,286	1,259
Income tax benefit	(1,400)	(1,268)	(486)

Non-cash stock-based compensation expense after income taxes	$2,229	$2,018	$773

        The form of awards granted to ILG employees are principally restricted stock units ("RSUs") and performance stock units ("PSUs"). RSUs and PSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each award equal to the fair value of IAC common stock at the date of grant. All outstanding award agreements provide for settlement, upon vesting, in stock for U.S. employees and in cash for non-U.S. employees. Each RSU, PSU and restricted stock grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests, and certain grants also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. ILG recognizes expense for all RSUs, PSUs and restricted stock, for which vesting is considered probable. For RSU and restricted stock grants to U.S. employees, the accounting charge is measured at the grant date as the fair value of IAC common stock and expensed ratably as non-cash compensation over the vesting term. For PSU grants to U.S. employees, the expense is measured at the grant date as the fair value of IAC common stock and expensed as non-cash compensation when the performance targets are considered probable of being achieved. The expense associated with RSU and PSU awards to non-U.S. employees is initially measured at fair value at the grant date and expensed ratably over the vesting term, subject to mark-to-market adjustments for changes in the price of IAC common stock, as compensation expense within general and administrative expense. The expense related to awards to international employees totaled $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION (Continued)

        The amount of stock-based compensation expense recognized in the consolidated statements of operations is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if the actual forfeiture rate differs from the estimated rate.

        As of December 31, 2007, there was approximately $14.0 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards. This cost is expected to be recognized over a weighted-average period of approximately 3.0 years. At December 31, 2007, there were less than 0.1 million awards outstanding to non-U.S. employees.

        In connection with the acquisition of RQH by IAC in 2007 a member of RQH's management was granted restricted common equity in RQH. This award was granted on May 31, 2007 and was initially measured at fair value, which is being amortized to expense over the vesting period. This award vests ratably over four and a half years, or earlier based upon the occurrence of certain prescribed events. The award vests in non-voting restricted common shares of RQH.

        These shares are subject to a put right by the holder and a call right by IAC, which are not exercisable until the first quarter of 2013 and annually thereafter. The value of these shares upon exercise of the put or call is equal to their fair market value, determined by negotiation or arbitration, reduced by the accreted value of the preferred interest that was taken by IAC upon the purchase of RQH. The initial value of the preferred interest was equal to the acquisition price of RQH. The preferred interest accretes value at a 10% annual rate. Upon exercise of the put or call the consideration is payable in IAC shares or cash or a combination thereof at IAC's option. Prior to the separation, this put and call arrangement will be modified so that the consideration payable in IAC's shares will be replaced with ILG shares.

        The unrecognized compensation cost related to this equity award is $0.4 million at December 31, 2007.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	December 31,
	2007	2006
Goodwill	$514,308	$473,879
Intangible assets with indefinite lives	33,300	33,300
Intangible assets with definite lives, net	155,595	119,920

Total goodwill and intangible assets, net	$703,203	$627,099

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Intangible assets with indefinite lives relate principally to acquired trade names and trademarks. At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Customer relationships	$129,500	$(68,257)	$61,243	10.0
Purchase agreements	73,500	(38,741)	34,759	10.0
Property management contracts	45,700	(1,904)	43,796	14.0
Technology	24,630	(24,600)	30	5.0
Other	16,854	(1,087)	15,767	8.2

Total	$290,184	$(134,589)	$155,595

        At December 31, 2006, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Customer relationships	$129,500	$(55,307)	$74,193	10.0
Purchase agreements	73,500	(31,391)	42,109	10.0
Technology	24,630	(21,012)	3,618	5.0

Total	$227,630	$(107,710)	$119,920

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2007 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,
2008	$25,917
2009	25,887
2010	25,887
2011	25,826
2012	19,892
2013 and thereafter	32,186

$155,595

        The following table presents the balance of goodwill by segment, including the changes in carrying amount of goodwill, for the year ended December 31, 2007 (in thousands):

	Balance as of January 1, 2007	Additions	(Deductions)	Balance as of December 31, 2007
Interval	$473,879	$—	$—	$473,879
RQH	—	40,429	—	40,429

Total	$473,879	$40,429	$—	$514,308

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Additions in 2007 relate to the acquisition of RQH.

        The following table presents the balance of goodwill by segment, including the changes in carrying amount of goodwill, for the year ended December 31, 2006 (in thousands):

	Balance as of January 1, 2006	Additions	(Deductions)	Balance as of December 31, 2006
Interval	$467,504	$6,822	$(447)	$473,879
RQH	—	—	—	—

Total	$467,504	$6,822	$(447)	$473,879

        Additions in 2006 principally relate to the pushdown of IAC's acquisition of a minority interest in Interval.

NOTE 6—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	December 31,
	2007	2006
Computer equipment	$14,443	$11,900
Capitalized software	31,312	26,869
Buildings and leasehold improvements	19,182	8,114
Furniture and other equipment	8,096	6,638
Projects in progress	5,848	3,347

	78,881	56,868
Less: accumulated depreciation and amortization	(43,918)	(35,538)

Total property and equipment, net	$34,963	$21,330

NOTE 7—INCOME TAXES

        ILG is a member of IAC's consolidated federal and state tax returns. In all periods presented, current and deferred tax expense has been computed for ILG on a separate return basis. ILG's payments to IAC related to its share of IAC's consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying consolidated statements of cash flows.

        U.S. and foreign earnings from continuing operations before income tax and minority interest are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
U.S.	$104,021	$82,258	$67,914
Foreign	12,079	11,653	10,533

Total	$116,100	$93,911	$78,447

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—INCOME TAXES (Continued)

        The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Current income tax provision:
Federal	$40,619	$33,902	$30,413
State	5,945	4,744	5,456
Foreign	4,574	4,497	3,219

Current income tax provision	51,138	43,143	39,088

Deferred income tax (benefit) provision:
Federal	(6,161)	(6,268)	(8,355)
State	412	(14)	(1,400)
Foreign	(357)	(993)	(129)

Deferred income tax (benefit)	(6,106)	(7,275)	(9,884)

Income tax provision	$45,032	$35,868	$29,204

        Current income taxes payable has been reduced by $0.3 million and $0.3 million for the years ended December 31, 2007 and 2006, respectively, for tax deductions attributable to stock-based compensation. There was no significant reduction for the year ended December 31, 2005. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to invested capital or a reduction in goodwill.

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below (in thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2007	2006
Deferred tax assets:
Deferred revenue	$50,243	$46,838
Provision for accrued expenses	4,015	2,556
Net operating loss carryforwards	837	936
Other	3,565	2,522

Total deferred tax assets	58,660	52,852
Less valuation allowance	(679)	(714)

Net deferred tax assets	57,981	52,138

Deferred tax liabilities:
Intangible and other assets	(110,831)	(111,258)
Deferred membership costs	(12,612)	(11,106)
Property and equipment	(737)	(2,299)
Other	(276)	(56)

Total deferred tax liabilities	(124,456)	(124,719)

Net deferred tax liability	$(66,475)	$(72,581)

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—INCOME TAXES (Continued)

        At December 31, 2007, ILG had foreign net operating losses ("NOLs") of approximately $2.6 million available to offset future income. Of these foreign losses, approximately $2.0 million can be carried forward indefinitely, and approximately $0.6 million will expire within ten years. During 2007, ILG did not recognize any significant tax benefits related to NOLs.

        During 2007, ILG's valuation allowance did not significantly change. At December 31, 2007, ILG had a valuation allowance of approximately $0.7 million related to the portion of tax operating loss carryforwards for which it is more likely than not that the tax benefit will not be realized.

        A reconciliation of total income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and minority interest is shown as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Income tax provision at the federal statutory rate of 35%	$40,635	$32,869	$27,456
State income taxes, net of effect of federal tax benefit	4,132	3,075	2,637
Foreign income taxed at a different statutory tax rate	(520)	(789)	(979)
Other, net	785	713	90

Income tax provision	$45,032	$35,868	$29,204

        In accordance with APB No. 23, no federal and state income taxes have been provided on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $12.8 million at December 31, 2007. If, in the future, these earnings are repatriated to the U.S., or if ILG determines such earnings will be repatriated to the U.S. in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

        ILG adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of the adoption resulted in an increase of $0.2 million to retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

Balance at January 1, 2007	$2,872
Additions based on tax positions related to the current year	2,068
Additions for tax positions of prior years	756
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2007	$5,696

        As of January 1, 2007 and December 31, 2007, the unrecognized tax benefits, including interest, were $4.0 million and $7.3 million, respectively. Included in unrecognized tax benefits at December 31, 2007 is approximately $4.9 million for tax positions included in IAC's consolidated tax return filings.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—INCOME TAXES (Continued)

Included within "Receivables from IAC and subsidiaries" in the accompanying consolidated balance sheet at December 31, 2007 is approximately $6.3 million of unrecognized tax benefits and related interest that will remain a liability of IAC after the spin-off. Also included in unrecognized tax benefits at December 31, 2007 is approximately $2.0 million for tax positions which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

        ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations for the year ended December 31, 2007 is $0.4 million, net of related deferred taxes of $0.2 million, for interest on unrecognized tax benefits. At January 1, 2007 and December 31, 2007, ILG has accrued $1.0 million and $1.6 million, respectively, for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, ILG is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of Interval from September 24, 2002, its date of acquisition by IAC. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.9 million within twelve months of the current reporting date due primarily to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 8—SEGMENT INFORMATION

        The overall concept that ILG employs in determining its operating segments and related financial information is to present them in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered or the target market. ILG has two operating segments, Interval, its vacation ownership membership services business, and RQH, its vacation rental and property management business.

        ILG's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions and (4) one-time items. ILG believes this measure is useful to investors because it represents the consolidated operating results from ILG's segments, taking into account depreciation, which it believes is an ongoing cost of doing business,

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—SEGMENT INFORMATION (Continued)

but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to ILG's statement of operations of certain expenses, including non-cash compensation, and acquisition-related accounting.

        The following table reconciles Operating Income Before Amortization to operating income and net income in 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Operating Income Before Amortization	$137,074	$114,634	$99,303
Non-cash compensation expense	(3,629)	(3,286)	(1,259)
Amortization of intangibles	(26,879)	(25,220)	(25,220)

Operating income	106,566	86,128	72,824
Interest income	10,345	8,914	6,518
Interest expense	(205)	(357)	(623)
Other expense	(606)	(774)	(272)
Income tax provision	(45,032)	(35,868)	(29,204)
Minority interest in income of consolidated subsidiaries	(12)	—	—

Net income	$71,056	$58,043	$49,243

        The following tables reconcile Operating Income Before Amortization to operating income for ILG's operating segments and to net income in total (in thousands):

	Year Ended December 31, 2007
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
Interval	$129,936	$(3,513)	$(23,994)	$102,429
RQH	7,138	(116)	(2,885)	4,137

Total	$137,074	$(3,629)	$(26,879)	$106,566

Other income, net				9,534

Earnings before income taxes and minority interest				116,100
Income tax provision				(45,032)
Minority interest in income of consolidated subsidiaries				(12)

Net income				$71,056

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—SEGMENT INFORMATION (Continued)

        Prior to the acquisition of RQH in 2007, there was only one reporting segment.

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue:
Interval	$318,370	$288,646	$260,843
RQH	42,037	—	—

Total	$360,407	$288,646	$260,843

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Operating Income:
Interval	$102,429	$86,128	$72,824
RQH	4,137	—	—

Total	$106,566	$86,128	$72,824

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Operating Income Before Amortization:
Interval	$129,936	$114,634	$99,303
RQH	7,138	—	—

Total	$137,074	$114,634	$99,303

	December 31,
	2007	2006
	(In thousands)
Assets:
Interval	$802,846	$767,677
RQH	119,771	—

Total	$922,617	$767,677

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Depreciation and amortization of intangibles:
Interval	$31,846	$33,052	$32,588
RQH	3,448	—	—

Total	$35,294	$33,052	$32,588

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—SEGMENT INFORMATION (Continued)

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Capital expenditures:
Interval	$9,892	$6,682	$8,966
RQH	427	—	—

Total	$10,319	$6,682	$8,966

        ILG maintains operations in the United States, the United Kingdom and other international territories. Geographic information about the United States and international territories is presented below:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue:
United States	$302,135	$237,818	$213,319
All other countries	58,272	50,828	47,524

Total	$360,407	$288,646	$260,843

	December 31,
	2007	2006
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets):
United States	$33,688	$20,161
All other countries	1,275	1,169

Total	$34,963	$21,330

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—COMMITMENTS

        ILG leases office space, computers and equipment used in connection with its operations under various operating leases, many of which contain escalation clauses.

        Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,
2008	$9,333
2009	8,152
2010	6,440
2011	6,257
2012	6,172
Thereafter	38,589

Total	$74,943

        Expenses charged to operations under these agreements were $9.9 million, $9.4 million and $8.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        ILG also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under letters of credit extended or under guarantees of debt, as follows (in thousands):

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Guarantees, surety bonds, and letters of credit	$32,612	$25,040	$3,722	$1,806	$2,044
Purchase obligations	10,587	4,177	3,150	2,173	1,087

Total commercial commitments	$43,199	$29,217	$6,872	$3,979	$3,131

        The total commercial commitments above primarily consist of guarantees, which support ILG's business in the United Kingdom. The purchase obligations primarily relate to future space purchases.

NOTE 10—CONTINGENCIES

        In the ordinary course of business, ILG is a party to various lawsuits. ILG establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against ILG, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of ILG, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. ILG also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 7 for discussion related to income tax contingencies.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—FINANCIAL INSTRUMENTS

        The additional disclosure below of the estimated fair value of financial instruments has been determined by ILG using available market information and appropriate valuation methodologies when available. ILG's financial instruments include guarantees, letters of credit and surety bonds. These commitments are in place to facilitate the commercial operations of certain Company subsidiaries.

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Cash and cash equivalents	$67,113	$67,113	$37,557	$37,557
Restricted cash and cash equivalents	5,817	5,817	293	293
Accounts receivable, net	15,750	15,750	9,301	9,301
Guarantees, surety bonds and letters of credit	N/A	(32,612)	N/A	(19,612)

        The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reflected in the accompanying consolidated balance sheets approximate fair value as they are redeemable at par upon notice or maintained with various high-quality financial institutions and have maturities of less than 91 days. Accounts receivable, net, are short-term in nature and are generally settled shortly after the sale.

NOTE 12—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash paid during the period for:
Interest	$55	$51	$—
Income tax payments, including amounts paid to IAC for ILG's share of IAC's consolidated tax liability	48,593	41,663	38,254
Income tax refunds	(729)	(32)	(233)

NOTE 13—RELATED PARTY TRANSACTIONS

        ILG has an agreement with Arise Virtual Solutions relating to outsourced call center services provided by ILG to its members. During 2007 and 2006, total payments of approximately $3.2 million and $1.1 million, respectively, were made to Arise. Amounts payable related to these services were $0.1 million at both December 31, 2007 and 2006 and are included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets. Arise is considered a related party because one of IAC's board members is a partner of Accretive LLC, which owns Arise Virtual Solutions.

        ILG's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These allocations were based on the ratio of ILG's revenue as a percentage of IAC's total revenue. Allocated costs were $1.0 million, $0.7 million and $0.7 million in 2007, 2006 and 2005, respectively, and are included in "General and administrative expense" in the accompanying consolidated statements of operations. It is

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

not practicable to determine the actual expenses that would have been incurred for these services had ILG operated as a stand-alone entity. In the opinion of management, the allocation method is reasonable.

        The portion of interest income reflected in the consolidated statements of operations that is intercompany in nature, was $7.7 million, $7.0 million and $4.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. This intercompany interest relates to the receivables from IAC.

        An analysis of ILG's receivables from IAC and subsidiaries is as follows (in thousands):

	2007	2006
Receivables from IAC and subsidiaries, beginning of year	$355,057	$259,122
Cash transfers to IAC related to its centrally managed U.S. treasury function	95,234	108,202
Interest income	7,718	7,003
Employee equity instruments and associated tax withholdings	1,074	1,049
Taxes (excludes withholdings associated with employee equity instruments)	506	(4,178)
Allocation of non-cash compensation expense	(3,566)	(3,286)
Administrative expenses and other	(19,548)	(12,855)

Receivables from IAC and subsidiaries, end of year	$436,475	$355,057

Relationship Between IAC and ILG after the Spin-Off

        For purposes of governing certain of the ongoing relationships between ILG and IAC at and after the spin-off, and to provide for an orderly transition, ILG and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements.

Separation Agreement

        The separation agreement is expected to provide generally that (i) immediately prior to the spin-off, IAC will contribute or otherwise transfer to ILG all of the subsidiaries and assets comprising the ILG Businesses, (ii) ILG will assume all of the liabilities related to the ILG Businesses, (iii) each party will indemnify the other and its respective affiliates, current and former directors, officers and employees for any losses arising out of any breach of any of the Spin-Off Agreements and (iv) ILG will indemnify IAC for its failure to assume and perform any assumed liabilities and any liabilities relating to ILG financial and business information included in the SEC documentation filed with respect to the spin-off as well as such other terms as to which IAC and ILG mutually agree.

Tax Sharing Agreement

        The tax sharing agreement will govern the respective rights, responsibilities and obligations of IAC and ILG after the spin-off with respect to taxes for the periods ending on or before the spin-off. Generally, IAC will pay taxes with respect to ILG income included on its consolidated, unitary or combined federal or state tax returns including audit adjustments with respect thereto. Other pre-distribution taxes that are attributable to the ILG Businesses, including taxes reported on separately filed and all foreign returns and audit adjustments with respect thereto, will be borne solely by ILG.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

The tax sharing agreement is expected to contain certain customary restrictive covenants that generally prohibit ILG (absent a supplemental IRS ruling or an unqualified opinion of counsel to the contrary, in each case, in a form and substance satisfactory acceptable to IAC in its sole discretion) from taking actions that could jeopardize the tax free nature of the spin-off. ILG is expected to agree to indemnify IAC for any taxes and related losses resulting from its non-compliance with these restrictive covenants, as well as for the breach of certain representations in the Spin-Off Agreements and other documentation relating to the tax-free nature of the spin-off.

Employee Matters Agreement

        The employee matters agreement will generally provide that ILG will be responsible for, among other obligations, all employment and benefit-related obligations and liabilities related to those persons employed by the ILG Businesses immediately prior to the spin-off (and their dependents and beneficiaries) and former employees who most recently worked for the ILG Businesses. This agreement is also expected to provide that assets and liabilities from the IAC Retirement Savings Plan of ILG employees will be transferred to a newly established ILG Retirement Savings Plan as soon as practicable following the spin-off.

Transition Services Agreement

        Under the transition services agreement, beginning on the date of the completion of the spin-off, IAC will provide to ILG on an interim, transitional basis, various services, which are expected to relate primarily to public company and operational matters, and such other services as to which IAC and ILG mutually agree. The agreed upon charges for these services will generally allow IAC to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses. ILG may terminate the agreement with respect to one or more particular services upon prior written notice.

Commercial Agreements

        IAC and ILG currently, and for the foreseeable future expect to provide certain services to each other pursuant to certain commercial relationships. In connection with the spin-off, IAC and ILG will enter into a number of commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of ILG, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-off and all of which are intended to reflect arm's length terms. In addition, IAC and ILG believe that such agreements, whether taken individually or in the aggregate, do not constitute a material contract to either IAC or ILG.

        Aggregate revenue earned with respect to these commercial agreements, with IAC subsidiaries, by the ILG Businesses was not material in 2007, 2006 and 2005. The ILG Businesses incurred approximately $2.1 million, $1.7 million and $1.5 million in 2007, 2006 and 2005, respectively, in expenses related to these commercial agreements with IAC subsidiaries.

NOTE 14—BENEFIT PLANS

        During the three years ended December 31, 2007, ILG participated in a retirement savings plan sponsored by IAC that qualified under Section 401(k) of the Internal Revenue Code. Subsequent to the spin-off, the net assets available for benefits of the employees of ILG are expected to be transferred from the IAC plan to a newly created ILG plan. Under the IAC plan, participating employees may

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—BENEFIT PLANS (Continued)

contribute up to 16% of their pretax earnings, but not more than statutory limits. ILG's match under the IAC plan is fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Matching contributions for the plan were approximately $1.1 million, $1.0 million and $1.0 million in 2007, 2006, and 2005, respectively. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. Investment options in the plan include IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock.

        During the three years ended December 31, 2007, ILG also had or participated in various benefit plans, principally defined contribution plans, for its non-U.S. employees. ILG's contributions for these plans were approximately $0.3 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively.

NOTE 15—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31,	Quarter Ended June 30,(a)	Quarter Ended September 30,(a)	Quarter Ended December 31,(a)
	(In thousands)
Year Ended December 31, 2007
Revenue	$86,433	$85,885	$96,019	$92,070
Gross profit	67,489	63,377	65,753	62,989
Operating income	31,829	26,434	25,054	23,249
Net income	21,149	17,419	16,546	15,942
Year Ended December 31, 2006
Revenue	$78,676	$71,377	$70,359	$68,234
Gross profit	61,219	54,281	54,010	52,843
Operating income	26,179	19,173	19,913	20,863
Net income	17,241	13,256	13,293	14,253

(a)
The second, third and fourth quarters of 2007 include the results of RQH, which was acquired by ILG on May 31, 2007.

Schedule II

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions		Balance at End of Period
	(In thousands)
2007
Allowance for doubtful accounts	$255	$(95)	$200	$(8)	(1)	$352
Deferred tax valuation allowance	714	45	(80)	—		679
2006
Allowance for doubtful accounts	$619	$(182)	$(182)	$—		$255
Deferred tax valuation allowance	861	(147)	—	—		714
2005
Allowance for doubtful accounts	$1,129	$(298)	$—	$(212)	(1)	$619
Deferred tax valuation allowance	687	177	(3)	—		861

(1)
Write-off of uncollectible accounts receivable.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Revenue	$115,937	$86,433
Cost of sales (exclusive of depreciation shown separately below)	36,033	18,944

Gross profit	79,904	67,489
Selling and marketing expense	12,263	11,662
General and administrative expense	19,965	15,805
Amortization of intangibles	6,477	6,305
Depreciation	2,235	1,888

Operating income	38,964	31,829
Other income (expense):
Interest income	2,016	2,641
Interest expense	(60)	(46)
Other expense	(500)	(113)

Total other income, net	1,456	2,482

Earnings before income taxes and minority interest	40,420	34,311
Income tax provision	(15,604)	(13,162)
Minority interest in income of consolidated subsidiaries	(8)	—

Net income	$24,808	$21,149

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
	(In thousands)
ASSETS
Cash and cash equivalents	$69,242	$67,113
Restricted cash and cash equivalents	8,342	5,817
Accounts receivable, net of allowance of $273 and $352, respectively	23,852	15,750
Deferred income taxes	28,000	28,109
Deferred membership costs	14,153	13,688
Prepaid expenses and other current assets	21,571	17,086

Total current assets	165,160	147,563
Property and equipment, net	35,192	34,963
Goodwill	514,320	514,308
Intangible assets, net	182,442	188,895
Deferred membership costs	22,025	21,217
Deferred income taxes	12,549	12,549
Other non-current assets	2,217	3,122

TOTAL ASSETS	$933,905	$922,617

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Accounts payable, trade	$12,993	$10,981
Deferred revenue	106,372	97,898
Income taxes payable	3,590	2,489
Accrued compensation and benefits	10,523	11,635
Member deposits	11,795	11,167
Accrued expenses and other current liabilities	27,665	26,105

Total current liabilities	172,938	160,275
Other long-term liabilities	1,976	2,286
Deferred revenue	143,140	139,044
Deferred income taxes	107,782	107,133
Minority interest	520	512
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Invested capital	726,760	726,919
Receivables from IAC and subsidiaries	(467,664)	(436,475)
Retained earnings	247,292	222,484
Accumulated other comprehensive income	1,161	439

Total shareholders' equity	507,549	513,367

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$933,905	$922,617

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Retained Earnings	Accumulated Other Comprehensive Income
	(In thousands)
Balance as of December 31, 2007	$513,367	$726,919	$(436,475)	$222,484	$439
Comprehensive income:
Net income for the three months ended March 31, 2008	24,808	—	—	24,808	—
Foreign currency translation	722	—	—	—	722

Comprehensive income	25,530
Net transfers to IAC	(159)	(159)	—	—	—
Net change in receivables from IAC and subsidiaries	(31,189)	—	(31,189)	—	—

Balance as of March 31, 2008	$507,549	$726,760	$(467,664)	$247,292	$1,161

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Cash flows from operating activities:
Net income	$24,808	$21,149
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	6,477	6,305
Depreciation	2,235	1,888
Non-cash compensation expense	1,395	365
Deferred income taxes	805	(1,951)
Minority interest in income of consolidated subsidiaries	8	—
Changes in current assets and liabilities:
Accounts receivable	(8,082)	(2,135)
Prepaid expenses and other current assets	(4,485)	261
Accounts payable and other current liabilities	773	(588)
Income taxes payable	930	456
Deferred revenue	10,761	13,015
Other, net	886	284

Net cash provided by operating activities	36,511	39,049

Cash flows from investing activities:
Transfers to IAC	(32,566)	(33,036)
Capital expenditures	(2,440)	(1,613)

Net cash used in investing activities	(35,006)	(34,649)

Cash flows from financing activities:
Excess tax benefits from stock-based awards	—	256
Other, net	—	(898)

Net cash used in financing activities	—	(642)

Effect of exchange rate changes on cash and cash equivalents	624	167

Net increase in cash and cash equivalents	2,129	3,925
Cash and cash equivalents at beginning of period	67,113	37,557

Cash and cash equivalents at end of period	$69,242	$41,482

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying Interval Leisure Group, Inc. ("ILG") as one of those five companies. In these consolidated financial statements, we refer to the separation transaction as the "spin-off." In connection with the spin-off, ILG was incorporated as a Delaware corporation in May 2008. ILG currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, ILG will consist of Interval and ResortQuest Hawaii and ResortQuest Real Estate of Hawaii, collectively referred to herein as "RQH", which was acquired on May 31, 2007, the businesses that formerly comprised IAC's Interval segment. The businesses to be operated by ILG following the spin-off are referred to herein as the "ILG Businesses."

Basis of Presentation

        The historical consolidated financial statements of ILG and its subsidiaries reflect the contribution or other transfer to ILG of all of the subsidiaries and assets and the assumption by ILG of all of the liabilities relating to the ILG Businesses in connection with the spin-off and the allocation to ILG of certain IAC corporate expenses relating to the ILG Businesses. Accordingly, the historical consolidated financial statements of ILG reflect the historical financial position, results of operations and cash flows of the ILG Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the ILG Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for ILG on an as if stand-alone, separate tax return basis. Intercompany transactions and accounts have been eliminated.

        In the opinion of ILG's management, the assumptions underlying the historical consolidated financial statements of ILG are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of ILG would have been had ILG been a stand-alone company during the periods presented.

        The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of ILG's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for a full year. The accompanying unaudited consolidated financial statements should be read in conjunction with ILG's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Company Overview

        ILG is a leading provider of membership services, primarily to the vacation ownership industry, through Interval. With the acquisition of RQH in May 2007, ILG also entered the vacation rental and property management services industry.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        ILG's management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying consolidated financial statements include: the recovery of goodwill and intangible assets; the determination of deferred income taxes, including related valuation allowances; the determination of deferred revenue; and assumptions related to the determination of stock-based compensation.

Recent Accounting Pronouncements

        In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. ILG is currently assessing the impact of SFAS No. 160 on its consolidated financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. ILG is currently assessing the impact of the adoption of SFAS No. 141R on its consolidated financial position, results of operations and cash flows.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Goodwill	$514,320	$514,308
Intangible assets with indefinite lives	33,300	33,300
Intangible assets with definite lives, net	149,142	155,595

Total goodwill and intangible assets, net	$696,762	$703,203

        Intangible assets with indefinite lives relate principally to trade names and trademarks. At March 31, 2008, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Customer relationships	$129,500	$(71,494)	$58,006	10.0
Purchase agreements	73,500	(40,578)	32,922	10.0
Property management contracts	45,700	(2,720)	42,980	14.0
Technology	24,630	(24,601)	29	5.0
Other	16,878	(1,673)	15,205	8.1

Total	$290,208	$(141,066)	$149,142

        At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Customer relationships	$129,500	$(68,257)	$61,243	10.0
Purchase agreements	73,500	(38,741)	34,759	10.0
Property management contracts	45,700	(1,904)	43,796	14.0
Technology	24,630	(24,600)	30	5.0
Other	16,854	(1,087)	15,767	8.2

Total	$290,184	$(134,589)	$155,595

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2007 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,
2008	$25,917
2009	25,887
2010	25,887
2011	25,826
2012	19,892
2013 and thereafter	32,186

$155,595

        The following table presents the balance of goodwill by segment, including changes in the carrying amount of goodwill, for the three months ended March 31, 2008 (in thousands):

	Balance as of January 1, 2008	Additions	(Deductions)	Balance as of March 31, 2008
Interval	$473,879	$—	$—	$473,879
RQH	40,429	12	—	40,441

Total	$514,308	$12	$—	$514,320

NOTE 4—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Computer equipment	$15,648	$14,443
Capitalized software	33,063	31,312
Buildings and leasehold improvements	19,222	19,182
Furniture and other equipment	8,488	8,096
Projects in progress	4,978	5,848

	81,399	78,881
Less: accumulated depreciation and amortization	(46,207)	(43,918)

Total property and equipment, net	$35,192	$34,963

NOTE 5—SEGMENT INFORMATION

        The overall concept that ILG employs in determining its operating segments and related financial information is to present them in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered or the target market. ILG has two operating segments, Interval, its vacation ownership membership services business, and RQH, its vacation rental and property management business.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

        ILG's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. ILG believes this measure is useful to investors because it represents the consolidated operating results from ILG's segments, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to ILG's statement of operations of certain expenses, including non-cash compensation, and acquisition related accounting.

        The following tables reconcile Operating Income Before Amortization to operating income for ILG's operating segments and to net income in total (in thousands):

	For the Three Months Ended March 31, 2008:
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
Interval	$42,912	$(1,320)	$(5,241)	$36,351
RQH	3,924	(75)	(1,236)	2,613

Total	$46,836	$(1,395)	$(6,477)	38,964

Other income, net				1,456

Earnings before income taxes and minority interest				40,420
Income tax provision				(15,604)
Minority interest in income of consolidated subsidiaries				(8)

Net income				$24,808

        Prior to the acquisition of RQH on May 31, 2007, there was only one reporting segment.

	For the Three Months Ended March 31, 2007:
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
Interval	$38,499	$(365)	$(6,305)	$31,829

Other income, net				2,482

Earnings before income taxes				34,311
Income tax provision				(13,162)

Net income				$21,149

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

        Non-cash compensation expense in the tables above is included in the following line items in the accompanying consolidated statements of operations for the three months ended March 31, 2008 and 2007 (in thousands):

	Three Months Ended March 31,
	2008	2007
Cost of sales	$108	$29
Selling and marketing expense	118	32
General and administrative expense	1,169	304

Non-cash compensation expense	$1,395	$365

	Three Months Ended March 31,
	2008	2007
Revenue:
Interval	$96,834	$86,433
RQH	19,103	—

Total	$115,937	$86,433

        ILG maintains operations in the United States, the United Kingdom and other international territories. Geographic information about the United States and international territories is presented below (in thousands):

	Three Months Ended March 31,
	2008	2007
Revenue:
United States	$97,289	$71,131
All other countries	18,648	15,302

Total	$115,937	$86,433

	March 31, 2008	December 31, 2007
Long-lived assets (excluding goodwill and intangible assets):
United States	$33,829	$33,688
All other countries	1,363	1,275

Total	$35,192	$34,963

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—COMPREHENSIVE INCOME

        Comprehensive income is comprised of (in thousands):

	Three Months Ended March 31,
	2008	2007
Net income	$24,808	$21,149
Foreign currency translation	722	68

Comprehensive income	$25,530	$21,217

        Accumulated other comprehensive income at March 31, 2008 and December 31, 2007 is solely related to foreign currency translation and is recorded net of tax.

NOTE 7—INCOME TAXES

        ILG calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28 and FASB Interpretation No. 18. At the end of each interim period, ILG makes its best estimate of the annual expected effective tax rate and applies that rate to its ordinary year-to-date earnings or loss. The tax or benefit related to significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect are individually computed and recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates, tax status, or judgment on the realizability of a beginning-of-the-year deferred tax asset in future years is recognized in the interim period in which the change occurs.

        The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income for the year, projections of the proportion of income (or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or ILG's tax environment changes. To the extent that the estimated annual effective tax rate changes during a quarter, the effect of the change on prior quarters is included in tax expense for the current quarter.

        For the three months ended March 31, 2008 and 2007, ILG recorded tax provisions of $15.6 million and $13.2 million, respectively, which represent effective tax rates of 39% and 38%, respectively. The tax rates for the three months ended March 31, 2008 and March 31, 2007 are higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates.

        As of December 31, 2007 and March 31, 2008, ILG had unrecognized tax benefits of approximately $5.7 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $4.9 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. There were no material accruals for interest for the quarter ended March 31, 2008. At March 31, 2008, ILG has accrued $1.7 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, ILG is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—INCOME TAXES (Continued)

audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known.

        The Internal Revenue Service is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of ILG from September 24, 2002, its date of acquisition by IAC. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are California, Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.9 million within twelve months of the current reporting date due primarily to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 8—CONTINGENCIES

        In the ordinary course of business, ILG is a party to various lawsuits. ILG establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against ILG, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of ILG, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. ILG also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 7 for discussion related to income tax contingencies.

NOTE 9—RELATED PARTY TRANSACTIONS

        ILG's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These allocations were based on the ratio of ILG's revenue as a percentage of IAC's total revenue. Allocated costs were $0.3 million and $0.2 million for the three months ended March 31, 2008 and 2007, respectively, and are included in "General and administrative expense" in the accompanying consolidated statements of operations. It is not practicable to determine the actual expenses that would have been incurred for these services had ILG operated as a stand-alone entity. In the opinion of management, the allocation method is reasonable.

        The portion of interest income reflected in the consolidated statements of operations that is intercompany in nature, was $1.3 million and $1.5 million for the three months ended March 31, 2008 and 2007, respectively. This intercompany interest relates to the receivables from IAC.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—RELATED PARTY TRANSACTIONS (Continued)

        An analysis of ILG's receivables from IAC and subsidiaries is as follows (in thousands):

March 31, 2008
Receivables from IAC and subsidiaries at December 31, 2007	$436,475
Cash transfers to IAC related to its centrally managed U.S. treasury function	37,646
Interest income	1,276
Employee equity instruments and associated tax withholdings	738
Allocation of non-cash compensation expense	(1,368)
Administrative expenses and other	(7,103)

Receivables from IAC and subsidiaries at March 31, 2008	$467,664

Relationship Between IAC and ILG after the Spin-Off

        For purposes of governing certain of the ongoing relationships between ILG and IAC at and after the spin-off, and to provide for an orderly transition, ILG and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements. See ILG's consolidated financial statements for the year ended December 31, 2007 for descriptions of the Spin-Off Agreements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

        The following is a statement of the expenses (all of which are estimated other than the SEC registration fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this registration statement:

Item	Amount*
SEC Registration Fee	$19.87
Printing Fees and Expenses	100,000
Nasdaq Listing Fees	150,000
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	20,000
Miscellaneous	—

Total	$520,019.87

    *
    All fees are estimates except SEC registration fee and Nasdaq listing fee

Item 14.    Indemnification Of Directors And Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a "derivative action"), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

  •
  any breach of the director's duty of loyalty to the Company or its stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

  •
  any transaction from which the director derived an improper personal benefit.

        Our Amended and Restated Certificate of Incorporation and by-laws provide that, to the fullest extent authorized by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or by reason of the fact such person, or a person of whom he or she is the legal representative is or was serving, at the Company's request, as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company. To the extent authorized by the DGCL, the Company will indemnify such persons against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such persons in connection with such service. Any amendment of these provisions will not reduce the indemnification obligations of the Company relating to actions taken before such amendment.

        The Company intends to obtain policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 15.    Recent Sales of Unregistered Securities

        None.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  See Exhibit Index.

  (b)
  See Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

  If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 8, 2008.

INTERVAL LEISURE GROUP, INC.
By:	/s/ GREGORY R. BLATT Gregory R. Blatt Vice President and Assistant Secretary

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Craig Nash	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 8, 2008
* William L. Harvey	Chief Financial Officer (Principal Financial Officer)	August 8, 2008
* John A. Galea	Chief Accounting Officer (Principal accounting officer)	August 8, 2008
/s/ THOMAS J. MCINERNEY Thomas J. McInerney	Director	August 8, 2008
/s/ GREGORY R. BLATT Gregory R. Blatt	Director	August 8, 2008
*By:	/s/ GREGORY R. BLATT Gregory R. Blatt, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
2.1	Form of Separation and Distribution Agreement by and among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
2.2
Stock Purchase Agreement among Interval Acquisition Corp., Vacation Holdings Hawaii, Inc., as Purchasers, and Gaylord Entertainment Company and ResortQuest International, Inc., as Sellers, dated as of April 18, 2007**
3.1	Form of Amended and Restated Certificate of Incorporation of Interval Leisure Group, Inc.
3.2	Form of Amended and Restated By-laws of Interval Leisure Group, Inc.**
5.1	Opinion of the General Counsel of IAC/InterActiveCorp regarding the legality of the securities being issued
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters
10.1	Form of Tax Sharing Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.2	Form of Transition Services Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.3	Form of Employee Matters Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.4
Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference)
10.5	Employment Agreement between IAC/InterActiveCorp and Craig M. Nash, dated as of July 31, 2008†**
10.6	Employment Agreement between Interval Acquisition Corp. and Jeanette E. Marbert, dated as of July 31, 2008†**
10.7	Severance Agreement between Interval Acquisition Corp. and John A. Galea, dated as of July 31, 2008†**
10.8	Severance Agreement between Interval Acquisition Corp. and Marie A. Lee, dated as of September 1, 2007†**
10.9	Severance Agreement between Interval Acquisition Corp. and Victoria J. Kincke, dated as of July 31, 2008†**
10.10	Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan†**
10.11	Lease Agreement between Interval International, Inc., as Lessee, and Frank Guilford, Jr., effective November 1, 1999, as amended**
10.12	Deferred Compensation Plan for Non-Employee Directors†**
10.13
Credit Agreement among Interval Acquisition Corp, as Borrower, Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, Wachovia Bank, National Association, as Administrative Agent and Collateral Agent, dated as of July 25, 2008**

10.14
Notes Exchange and Consent Agreement among IAC/InterActiveCorp, as Issuer, USANi LLC, as Guarantor, and The Bank of New York, as Trustee, dated as of July 17, 2008 (filed by IAC/InterActiveCorp (File No. 001-34148) on August 6, 2008 as Exhibit 10.1 to the Quarterly Report on Form 10-Q and incorporated herein by reference)
21.1	Subsidiaries of Interval Leisure Group, Inc.**
23.1	Consent of Ernst & Young LLP
23.2	Consent of the General Counsel of IAC/InterActiveCorp (included in Exhibit 5.1)
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
24.1	Power of Attorney (included in signature page)**
99.1	Consent of David Flowers to being named as a director**
99.2	Consent of Gary S. Howard to being named as a director**
99.3	Consent of Lew Korman to being named as a director**
99.4	Consent of Thomas J. Kuhn to being named as a director**
99.5	Consent of Tom Murphy, Jr. to being named as a director**
99.6	Consent of Craig Nash to being named as a director**
99.7	Consent of Avy H. Stein to being named as a director**
99.8	Letter to stockholders of IAC/InterActiveCorp
99.9	Supplemental Quarterly Financial Data for the Year Ended December 31, 2007**

†
Reflects management contracts and management and director compensatory plans

**
Previously filed

QuickLinks

CALCULATION OF REGISTRATION FEE
EXPLANATORY NOTE
INTERVAL LEISURE GROUP, INC.
68,780,505 Shares of Common Stock, Par Value $0.01 Per Share
TABLE OF CONTENTS
SUMMARY
QUESTIONS AND ANSWERS ABOUT ILG AND THE SPIN-OFFS
RISK FACTORS RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC
RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING ILG'S SPIN-OFF FROM IAC
FORWARD-LOOKING STATEMENTS
THE SEPARATION
TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS
DIVIDEND POLICY
TRANSFERS TO IAC AND FINANCING
CERTAIN INFORMATION WITH RESPECT TO ILG
BUSINESS OF ILG
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET MARCH 31, 2008
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS MARCH 31, 2008
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2007
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ILG
MANAGEMENT OVERVIEW
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
ILG'S PRINCIPLES OF FINANCIAL REPORTING
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ILG Security Ownership of Certain Beneficial Owners and Management
DESCRIPTION OF CAPITAL STOCK OF ILG
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Schedule II
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses Of Issuance And Distribution
  Item 14. Indemnification Of Directors And Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS